UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

THE GOLDMAN SACHS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC.

200 West Street

New York, NY 10282

THE GOLDMAN SACHS 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

*

All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of The Goldman Sachs 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2022, schedule of assets (acquired and disposed of within year) for the year ended December 31, 2022 and schedule of reportable transactions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 15, 2023

We have served as the Plan’s auditor since at least 1983. We have not been able to determine the specific year we began serving as auditor of the Plan.

THE GOLDMAN SACHS 401(k) PLAN

Statements of Net Assets Available for Benefits

	As of December
$ in thousands	2022	2021
Assets
Investment assets (at fair value)	$9,412,433	$11,203,367
Receivables:
Employee contributions	65	67
Employer contributions	212,193	143,975
Notes receivable from participants	27,888	27,589
Interest and dividends	12,069	6,746
Due from brokers and other receivables	17,401	79,030
Total assets	9,682,049	11,460,774
Liabilities
Investment liabilities (at fair value)	8,595	3,445
Due to brokers and other payables	38,265	75,639
Accrued expenses	3,962	4,706
Total liabilities	50,822	83,790
Net assets available for benefits	$9,631,227	$11,376,984

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December
$ in thousands	2022	2021
Additions
Investment income/(loss):
Net appreciation/(depreciation) in the fair value of investments	$(1,877,829)	$1,575,577
Interest and dividends	86,444	70,086
Less: Investment management fees and other expenses	(14,221)	(16,981)
Total investment income/(loss)	(1,805,606)	1,628,682
Interest income on notes receivable from participants	1,249	1,352
Contributions:
Employee	353,840	299,603
Employer	212,193	143,975
Assets transferred from GreenSky Trade Credit, LLC 401(k) Plan	25,551	–
Assets transferred from The Ayco Company Employee Savings Plan	–	529,467
Total contributions	591,584	973,045
Total additions	(1,212,773)	2,603,079
Deductions
Benefits paid	532,984	658,025
Total deductions	532,984	658,025
Net increase/(decrease) in net assets available for benefits	(1,745,757)	1,945,054
Net assets available for benefits, beginning balance	11,376,984	9,431,930
Net assets available for benefits, ending balance	$9,631,227	$11,376,984

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 1.

Plan Description

The following description of The Goldman Sachs 401(k) Plan (the Plan) is provided for general information purposes only. The Plan sponsor is The Goldman Sachs Group, Inc. (the firm). Participants should refer to the Plan document, as most recently amended and restated, for a more complete description of the Plan’s provisions. Items referenced in italics are defined in the Plan document.

The Plan became effective on January 1, 1945 as the “Goldman Sachs Employees’ Profit Sharing Retirement Income Plan” and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design and was renamed “The Goldman Sachs 401(k) Plan.” The Plan has been subsequently amended for various reasons, including to reflect changes in law.

General

The Plan is a defined contribution plan to which participants may elect to make pre-tax, and “Roth” after-tax, contributions each year from their 401(k) Compensation (as determined under the Plan), and to which they can roll over amounts from certain other qualified retirement arrangements. The Plan’s Plan Year is the 12-month period commencing on January 1 and ending on the following December 31. Effective January 1, 2022, the Plan offers a dollar-for-dollar Matching Contribution on participants’ elective deferrals up to 6% of Safe Harbor Compensation, capped at a maximum match of $12,500. If an eligible participant’s Safe Harbor Compensation is less than $125,000, the firm will also allocate to that eligible participant’s account a Fixed Contribution equal to 2% of Safe Harbor Compensation. Prior to January 1, 2022, the Plan offered a dollar-for-dollar Safe Harbor Matching Contribution on participants’ elective deferrals of up to 4% of their Safe Harbor Compensation, up to applicable statutory limitations. If 4% of an eligible participant’s Safe Harbor Compensation was less than $6,000, the firm would have allocated to that eligible participant’s account a Supplemental Contribution equal to the difference. The Supplemental Contribution was capped at 4% of Safe Harbor Compensation. However, the cap would not have applied to any individual who was a Participant or Former Participant on July 15, 2019.

In addition to these contributions, the firm will allocate to each eligible participant an Additional Retirement Contribution of up to $4,000. Collectively, the Matching Contribution, Fixed Contribution, Safe Harbor Matching Contribution, Supplemental Contribution and Additional Retirement Contribution are herein referred to as the Firm Contributions.

The Plan has two named fiduciaries, the Retirement Committee and the Administrative Committee. The Retirement Committee has the power to appoint one or more investment managers, as well as certain other duties relating to the investment of the funds held by the trustee. The Administrative Committee is responsible for administering the terms and provisions of the Plan. In general, each committee’s members are employees of the firm or its affiliates, although in certain cases non-employees may serve on either committee. Callan LLC (Callan) is the Retirement Committee’s investment adviser. Participants direct their contributions and the Firm Contributions into various investment options available from time to time under the Plan through the Goldman Sachs Profit Sharing Master Trust (the Master Trust). The Plan is the sole investor in the Master Trust. Participants’ directed investments can be allocated to mutual funds, collective trusts, separately managed accounts and a bank deposit account. Alight Solutions is the Plan’s record keeper.

The Plan offers participants the option to invest in the Stock Fund, which is a separately managed account and substantially all of its investments are shares of the firm’s common stock. In accordance with a policy adopted by the Retirement Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Stock Fund. In addition, participants are restricted from transferring into or out of the Stock Fund during certain periods in accordance with the firm’s compliance procedures designed to avoid violations of applicable securities laws.

The Plan’s investments are owned by the Master Trust, which is subject to a trust agreement (the Trust Agreement) with The Bank of New York Mellon Corporation (the Trustee).

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

In January 2021, The Ayco Company Employee Savings Plan was merged into the Plan. The value of assets transferred was $529 million, which included $13 million of contributions that were paid by Ayco during 2021 into the Plan.

Effective March 29, 2022, the firm acquired GreenSky, Inc. (GreenSky), which encompasses the GreenSky Trade Credit, LLC 401(k) Plan. In connection with this transaction, GreenSky salaried employees became eligible for the Plan in 2022. GreenSky hourly employees will remain in the GreenSky Trade Credit, LLC 401(k) Plan. On July 15, 2022, GreenSky Trade Credit, LLC 401(k) Plan active salaried participant account balances along with any associated outstanding loan balances were transferred to the Plan. The value of assets transferred was $26 million. In April 2023, the firm announced that it is initiating a process to explore the sale of GreenSky.

Eligibility

Employees become eligible to make pre-tax, and “Roth” after-tax, contributions to the Plan as of the first day of the month after they join the firm or its affiliates as eligible employees. In addition, beginning January 1, 2022, employees become eligible for Matching Contributions and Fixed Contributions generally as of the first day of the month following hire date and attainment of age 21. Prior to January 1, 2022, employees were eligible, as determined under the Plan document, to participate in the Safe Harbor Matching Contributions and Supplemental Contributions generally as of the first day of the month after they complete both one Year of Service, as defined, and attainment of age 21. In addition, to be eligible for the Fixed Contribution and previously the Supplemental Contribution, the employee generally must be employed on the last day of the firm’s fiscal year that ends with or within the Plan Year.

Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) active or on authorized leave of absence for no longer than two years as of November 26, 2004, (ii) age 46 or older as of November 26, 2004, and (iii) employed by the firm or its affiliates as of the last day of the current fiscal year.

Vesting

Participants are immediately fully vested in their own 401(k) contributions. Employees hired after January 1, 2022 are subject to a two-year vesting requirement for the Matching Contributions and Fixed Contributions. Employees hired prior to this date were immediately vested in these amounts, the Safe Harbor Matching Contributions and Supplemental Contributions, and the earnings thereon. Participants became fully vested after three Years of Service in the Additional Retirement Contributions, and the net earnings thereon. Additionally, upon the earliest to occur of: (i) attainment of age 65 while employed by the firm or its affiliates, (ii) disability retirement, (iii) death while employed by the firm or on military duty or (iv) Plan termination, each participant or beneficiary will be 100% vested and may receive a lump-sum amount equal to the value of the funds or a portion thereof allocated to the participant’s account or may receive periodic distributions from the Plan.

Benefits

Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings (or losses) thereon (including net realized and unrealized investment appreciation and depreciation) allocated to such participant’s account. All or a portion of benefits can generally be distributed when an employee (i) leaves the firm, or (ii) reaches age 59 1⁄2.

Notes Receivable from Participants

A participant in the Plan is permitted to borrow between $1,000 and $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s 401(k) and rollover contribution accounts. A participant may not borrow any amounts attributable to the Firm Contributions.

Interest on loans is fixed at the U.S. prime rate plus one percent for the life of the respective loan. Loans generally must be repaid within five years, or in some cases, ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market, currency and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 2.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2022 and 2021 refer to the Plan’s years ended, or the dates, as the context requires, December 31, 2022 and December 31, 2021, respectively.

Note 3.

Significant Accounting Policies

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relate to the fair value measurement of the Plan’s investments. These estimates and assumptions are based on the best available information, but actual results could be materially different.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

Expenses

Investment management fees charged by managers of mutual funds are borne by the Plan, and are included in net appreciation/(depreciation) in the fair value of investments. Investment management fees charged by managers of collective trusts are borne by the Plan, and are included in net appreciation/(depreciation) in the fair value of investments or investment management fees and other expenses based on the underlying trust agreements.

Investment management fees charged by managers of separately managed accounts are borne by the Plan, and are included in investment management fees and other expenses. The investment manager of the Global Equity Long-Short Hedge Fund Option charges an investment management fee that consists of a fixed asset-based management fee plus an annual incentive fee of 20% of the net investment income earned above the fund’s high-water mark. There were no incentive fees paid during either 2022 or 2021. During 2021, the Global Equity Long-Short Hedge Fund Option was removed from the Plan’s offerings.

Other expenses borne by the Plan, unless paid by the firm, consist of custodial, administrative and investment advisory fees. Investment advisory fees were paid to Callan, which advised the Retirement Committee on the selection and oversight of Plan investments. These Plan expenses, unless paid by the firm, are included in investment management fees and other expenses.

Investments

The investments of the Plan are reported at fair value.

The Bank Deposit Option is a deposit obligation of Goldman Sachs Bank USA (GS Bank USA), a Federal Deposit Insurance Corporation (FDIC) insured New York State-chartered bank and a member of the Federal Reserve System. The Bank Deposit Option offers an FDIC-insured deposit with a floating rate coupon generally tied to the Federal Funds Rate.

Mutual funds and collective trust funds represent investments with various investment managers. Mutual funds are valued based on the quoted net asset value per share held. Collective trust funds are valued based on the net asset value per unit as reported by the investment managers.

Investments within separately managed accounts are described below:

Cash and cash equivalents include cash and certain short-term interest-bearing investments.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Securities purchased under agreements to resell (resale agreements) are transactions in which the Plan purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date. Even though resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be resold at the maturity of the agreement. The financial instruments purchased in resale agreements typically include U.S. government and federal agency obligations, investment-grade sovereign obligations, corporate debt instruments and equity securities. The Plan receives financial instruments purchased under resale agreements. To mitigate credit exposure, the investment managers monitor the market value of the resale agreements on a daily basis, and deliver or obtain additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Plan typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statements of net assets available for benefits.

Fixed income securities, common and preferred stocks, real estate investment trusts, commodities, and interests in exchange-traded options and futures contracts traded in active markets are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment managers’ (or independent third parties on behalf of the investment managers) best estimate of fair value.

Mutual funds, as described above, may also be investments held within separately managed accounts.

Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

See Note 10 for further information about derivatives.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of these investments are translated at the rate of exchange on the respective dates of such transactions.

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Due from Brokers and Other Receivables and Due to Brokers and Other Payables

Due from brokers and other receivables includes cash balances held with brokers, receivables from unsettled sales transactions, and collateral posted in connection with certain derivative transactions. Amounts due from brokers may be restricted to the extent that they serve as deposits for investment liabilities. Due to brokers and other payables includes payables from unsettled purchase transactions and collateral received in connection with certain derivative transactions. Certain of the Plan’s securities held by the clearing brokers or prime brokers are pledged to the brokers on terms that permit them to repledge the securities to others, subject to certain limitations. Securities held at custodians under custody agreements cannot be repledged to others by the custodian.

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are marked at closing prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument’s level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Plan had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The investment managers and custodian, on behalf of the Plan, use independent pricing sources to value Plan assets traded on exchanges and independent quoted prices or developed models for all assets not traded on exchanges. Investment managers review their valuation approaches on an ongoing basis and revise as necessary based on changing market conditions to ensure their valuations represent fair value. Subsequently, the Plan uses other methodologies to determine fair value (e.g., relevant broker quotations), which vary based on the type of instrument.

Level 1 Investments

Level 1 investments include bank deposit, mutual funds, collective trusts, and within separately managed accounts, cash and cash equivalents, certain fixed income securities, most common and preferred stocks, mutual funds, most real estate investment trusts and certain derivatives. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The Plan determines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Plan determines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Investments

Level 2 investments include resale agreements, certain fixed income securities, certain common and preferred stocks, certain real estate investment trusts, commodities and derivatives within separately managed accounts.

The valuation of level 2 investments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or executable) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Investments

Level 3 investments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Plan uses other methodologies to determine fair value, which vary based on the type of instrument and include relevant broker quotations. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

As of December 2022, the Plan’s level 3 investment assets consisted of certain common stocks. As of December 2021, the Plan had no level 3 investment assets.

See Notes 3 and 5 for further information about investment assets and investment liabilities.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 5.

Investment Assets and Investment Liabilities

Fair Value of Investment Assets and Investment Liabilities by Level

The table below presents investment assets and investment liabilities of the Plan by level within the fair value hierarchy.

$ in thousands	Level 1	Level 2	Level 3	Total
As of December 2022
Assets
Bank deposit	$274,757	$–	$ –	$274,757
Mutual funds	1,261,605	–	–	1,261,605
Collective trusts	5,267,412	–	–	5,267,412
Separately managed accounts:
Cash and cash equivalents	8,876	–	–	8,876
Resale agreements	–	114,300	–	114,300
Fixed income securities	112,185	110,504	–	222,689
Common and preferred stocks	1,892,574	1,347	763	1,894,684
Mutual funds	66,038	–	–	66,038
Real estate investment trusts	269,460	419	–	269,879
Commodities	–	21,569	–	21,569
Derivatives	85	10,539	–	10,624
Total investment assets	$9,152,992	$258,678	$763	$9,412,433
Liabilities
Separately managed accounts:
Derivatives	$(199)	$(8,396)	$ –	$(8,595)
Total investment liabilities	$(199)	$(8,396)	$ –	$(8,595)
As of December 2021
Assets
Bank deposit	$258,649	$–	$ –	$258,649
Mutual funds	1,357,459	–	–	1,357,459
Collective trusts	6,217,576	–	–	6,217,576
Separately managed accounts:
Cash and cash equivalents	2,599	–	–	2,599
Fixed income securities	172,953	146,397	–	319,350
Common and preferred stocks	2,537,020	1,782	–	2,538,802
Mutual funds	75,777	–	–	75,777
Real estate investment trusts	365,523	297	–	365,820
Commodities	–	30,775	–	30,775
Derivatives	–	36,560	–	36,560
Total investment assets	$10,987,556	$215,811	$ –	$11,203,367
Liabilities
Separately managed accounts:
Derivatives	$–	$(3,445)	$ –	$(3,445)
Total investment liabilities	$–	$(3,445)	$ –	$(3,445)

In the table above:

•	Investment assets are shown as positive amounts and investment liabilities are shown as negative amounts.

•	Mutual funds within separately managed accounts consist of money market funds, exchange-traded funds and investments in funds that primarily consist of fixed income securities.

Level 3 Rollforward

The table below presents the changes in fair value for level 3 investment assets.

	Year Ended December

$ in thousands	2022	2021
Common and preferred stocks
Beginning balance	$–	$–
Net unrealized gains/(losses)	(4,479)	–
Sales	(38)	–
Transfers into level 3	5,280	–
Ending balance	$763	$–

In the table above:

•	Changes in fair value are presented for all investment assets that are classified in level 3 as of the end of the period.

•	Net unrealized gains/(losses) relates to investment assets that were still held at period-end.

•

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. If an investment asset was transferred to level 3 during a reporting period, its entire gain or loss for the period is classified in level 3.

•	For level 3 investment assets, increases are shown as positive amounts, while decreases are shown as negative amounts.

Level 3 Rollforward Commentary

Year Ended December 2022. The net unrealized losses on level 3 investment assets of $4.5 million for 2022 are reported in net appreciation/(depreciation) in the fair value of investments.

The net unrealized losses on level 3 investment assets for 2022 reflected losses on certain common stocks, principally driven by geopolitical concerns.

Transfers into level 3 investment assets during 2022 reflected transfers of certain common stocks from level 1 (principally due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments).

There were no transfers out of level 3 investment assets during 2022.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 6.

Related-Party and Party-In-Interest Transactions

The Plan offers as an investment option the Stock Fund, which has substantially all of its investments in the firm’s common stock. As of December 2022, the Plan’s interest in the Stock Fund represented 536,915 shares of the firm’s common stock with a fair market value of $184.4 million. As of December 2021, the Plan’s interest in the Stock Fund represented 511,539 shares of the firm’s common stock with a fair market value of $195.7 million. Purchases of $19.6 million and sales of $5.3 million of the firm’s common stock were made through the Stock Fund during 2022. Purchases of $8.4 million and sales of $3.7 million of the firm’s common stock were made through the Stock Fund during 2021. The Stock Fund is managed by State Street Global Advisors.

GSAM Stable Value, LLC (GSAM Stable Value), an affiliate of the firm, manages a laddered fixed income separately managed account investment option in the Plan. No fees were paid during both 2022 and 2021, or were payable by the Plan to GSAM Stable Value or other affiliates to manage this separately managed account as of both December 2022 and December 2021.

GS Bank USA, an affiliate of the firm, has a deposit obligation to the Plan under the Plan’s Bank Deposit Option. No fees were paid during both 2022 and 2021, or were payable by the Plan to GS Bank USA as of both December 2022 and December 2021, for bank deposit obligations.

During 2022, the firm provided the Plan with an interest free, unsecured loan of $113.4 million pursuant to Prohibited Transaction Exemption 80-26. In accordance with the terms of the loan, proceeds from the redemption of the Plan’s interest in an investment fund in which the Plan was invested were used to repay the loan. Such proceeds allowed the Plan to repay all but $0.5 million of the principal amount. As provided in the loan agreement, the remaining $0.5 million was forgiven.

Note 7.

Plan Termination

The firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm Contributions and the related investment income as required by ERISA.

Note 8.

Income Tax Status

The Internal Revenue Service has determined, and informed the firm by a letter dated April 14, 2017, that the terms of the Plan conform to the requirements of section 401(a) of the Internal Revenue Code of 1986, as amended.

Note 9.

Reconciliation of Financial Statements to the Form 5500

The tables below present the reconciliations from the Plan’s financial statements to the Form 5500.

	As of December

$ in thousands	2022	2021
Net assets available for benefits, per Statements of Net Assets Available for Benefits	$9,631,227	$11,376,984
Amounts allocated to withdrawing participants	(20,383)	(57,487)
Net assets, per the Form 5500	$9,610,844	$11,319,497

	As of December

$ in thousands	2022	2021
Benefits paid, per Statements of Changes in Net Assets Available for Benefits	$532,984	$658,025
Amounts allocated to withdrawing participants, ending balance	20,383	57,487
Amounts allocated to withdrawing participants, beginning balance	(57,487)	(57,442)
Benefits paid to participants and certain deemed distributions of participant loans, per the Form 5500	$495,880	$658,070

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to both December 2022 and December 2021, but had not yet been paid as of that date.

Note 10.

Financial Instruments with Off-Balance Sheet Risk

In accordance with the investment strategy of the separately managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance sheet market and credit risk, including investment liabilities. These investment liabilities involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of investment liabilities may exceed the amount recognized in the financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives.

The Plan enters into various types of derivatives, including:

•	Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

•

Swaps. Contracts that require counterparties to exchange cash flows, such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

•

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

Derivatives are recorded on a gross basis in the statements of net assets available for benefits and are accounted for at fair value.

Risk Management

Market risk includes risk that arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates, in prices of commodities, and in prices of debt and equity securities. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.

The Plan is subject to credit risk of counterparty nonperformance on derivative assets, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

The tables below present information about derivative contracts by major product type.

	As of December 2022		As of December 2021

$ in thousands	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Interest rates	$7,052	$7,055	$2,810	$1,918
Credit	83	36	75	149
Currencies	685	1,180	732	1,189
Commodities	2,804	324	32,943	162
Equities	–	–	–	27
Total gross fair value	$10,624	$8,595	$36,560	$3,445
Not offset in the statements of net assets available for benefits
Counterparty netting	$(4,509)	$(4,509)	$(2,427)	$(2,427)
Cash collateral netting	(6,115)	(1,310)	(4,234)	(1,018)
Total	$–	$2,776	$29,899	$–

	Notional Amounts as of December

$ in thousands	2022	2021
Interest rates	$437,041	$482,433
Credit	23,176	33,022
Currencies	2,854	3,404
Commodities	264,419	161,624
Equities	12,930	12,800
Total	$740,420	$693,283

In the tables above:

•	Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the Plan’s exposure.

•

Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the Plan’s derivative activity and do not represent anticipated losses. Certain revisions have been made to previously reported amounts to conform to the current presentation.

The table below presents the net appreciation/(depreciation) in the fair value of derivatives (including gains and losses on derivatives bought and sold, as well as held during the year) by major product type.

	Year Ended December

$ in thousands	2022	2021
Interest rates	$(3,469)	$(1,051)
Credit	(1)	54
Currencies	(15)	(65)
Commodities	28,701	34,364
Equities	1,185	317
Total	$26,401	$33,619

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Credit Derivatives

The Plan’s investment managers enter into various credit derivative transactions.

The Plan enters into credit default swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer. If a credit event occurs, the seller of protection is required to make a payment to the buyer, calculated according to the terms of the contract.

The Plan had no written credit derivative transactions and all of the Plan’s purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. These amounts were not material for both December 2022 and December 2021.

Note 11.

Subsequent Events

Effective January 1, 2023, changes were made to the Plan’s offerings. Participants may elect to contribute to the Plan in after-tax contributions from their 401(k) Compensation (as determined under the Plan) up to the Plan specified amount. Eligible participants have the option to convert existing eligible non-Roth Plan balances to a Roth 401(k) account in the Plan.

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Bank Deposit
*GOLDMAN SACHS BANK USA BANK DEPOSIT ACCOUNT	274,757,369	$274,757,369
Total Bank Deposit		$274,757,369
Mutual Funds
DODGE & COX INTERNATIONAL STOCK FUND	1,746,007	$75,270,365
SSGA HEDGED INTERNATIONAL DEVELOPED EQUITY INDEX FUND	1,014,786	96,191,521
VANGUARD CASH RESERVES FEDERAL MONEY MARKET	682,842,519	682,842,519
VANGUARD HIGH YIELD CORPORATE	31,744,685	163,485,126
VANGUARD INFLATION-PROTECTED SECURITIES FUND	12,079,553	113,910,185
WESTERN ASSET CORE PLUS BOND FUND	13,863,951	129,905,230
Total Mutual Funds		$1,261,604,946
Collective Trusts
BLACKROCK 20+ YR TREASURY BOND INDEX FUND	1,552,518	$60,437,352
BLACKROCK EQUITY GROWTH INDEX FUND	6,852,909	318,721,248
BLACKROCK EQUITY VALUE INDEX FUND	6,932,697	325,657,901
BLACKROCK LIFEPATH® 2025 INDEX NON-LENDABLE FUND	3,785,024	107,577,573
BLACKROCK LIFEPATH® 2030 INDEX NON-LENDABLE FUND	5,312,054	165,751,489
BLACKROCK LIFEPATH® 2035 INDEX NON-LENDABLE FUND	5,977,172	203,563,945
BLACKROCK LIFEPATH® 2040 INDEX NON-LENDABLE FUND	7,011,826	257,502,281
BLACKROCK LIFEPATH® 2045 INDEX NON-LENDABLE FUND	8,509,076	333,183,092
BLACKROCK LIFEPATH® 2050 INDEX NON-LENDABLE FUND	7,354,265	301,320,415
BLACKROCK LIFEPATH® 2055 INDEX NON-LENDABLE FUND	10,569,537	313,507,273
BLACKROCK LIFEPATH® 2060 INDEX NON-LENDABLE FUND	4,426,658	74,719,337
BLACKROCK LIFEPATH® RETIREMENT INDEX NON-LENDABLE FUND	4,174,511	93,058,199
BLACKROCK MSCI EAFE EQUITY INDEX NON-LENDABLE FUND	3,012,670	84,293,611
SSGA EMERGING MARKETS INDEX NON-LENDING SERIES FUND	4,519,340	140,759,364
SSGA REAL ASSET NON-LENDING SERIES FUND	2,560,136	41,589,415
SSGA RUSSELL 2000® INDEX NON-LENDING SERIES FUND	7,708,373	278,488,114
SSGA S&P 500® INDEX NON-LENDING SERIES FUND	49,453,704	1,771,580,047
SSGA S&P MIDCAP® INDEX NON-LENDING SERIES FUND	5,570,131	277,648,774
SSGA U.S. BOND INDEX NON-LENDING SERIES FUND	4,262,112	44,773,484
T. ROWE PRICE EMERGING MARKETS EQUITY FUND	146,605	73,278,853
Total Collective Trusts		$5,267,411,767
Separately Managed Accounts
Cash and Cash Equivalents
ARS (ARGENTINE PESO)	13,450,840	$75,944
AUD (AUSTRALIAN DOLLARS)	117,975	80,005
BRL (BRAZILIAN REAL)	961	182
CAD (CANADIAN DOLLARS)	12,969	9,571
CHF (SWISS FRANC)	17,443	18,854
CNH (CHINESE R YUAN HK)	9,314,225	1,346,210
DKK (DANISH KRONE)	2,207	317
EUR (EURO)	111,996	119,528
HKD (HONG KONG DOLLARS)	793	102
HUF (HUNGARIAN FORINT)	339	1
ILS (ISRAELI SHEKEL)	455	129
JPY (JAPANESE YEN)	20,516,805	155,495

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
KRW (SOUTH KOREAN WON)	20	–
MXN (MEXICAN PESO)	10	1
MYR (MALAYSIAN RINGGIT)	47,942	10,883
NGN (NIGERIAN NAIRA)	278,468,410	604,381
NOK (NORWEGIAN KRONE)	7,848	797
NZD (NEW ZEALAND DOLLAR)	9,751	6,167
PHP (PHILIPPINES PESO)	676	12
PLN (POLISH ZLOTY)	4,002	912
RUB (RUSSIAN RUBLE)	248,938	3,410
SGD (SINGAPORE DOLLARS)	57,207	42,654
THB (THAI BAHT)	1	–
USD (US DOLLAR)	6,400,029	6,400,029
ZAR (SOUTH AFRICAN RAND)	3,886	227
Total Cash and Cash Equivalents		$8,875,811
Securities Purchased Under Agreements to Resell
BNP PARIBAS REV REPO 4.100% 01/03/23 DD 12/30/22	6,500,000	$6,500,000
BNP PARIBAS REV REPO 4.320% 12/30/22 DD 12/29/22	6,400,000	6,400,000
SOCIETE GENERALE REV REPO 4.290% 01/03/23 DD 12/30/22	101,400,000	101,400,000
Total Securities Purchased Under Agreements to Resell		$114,300,000
Fixed Income Securities
522 FUNDING CLO 201 3A AR 144A VAR RT 10/20/31 DD 06/30/21	250,000	$245,595
7-ELEVEN INC 144A 0.625% 02/10/23 DD 02/10/21	250,000	248,719
7-ELEVEN INC 144A 0.800% 02/10/24 DD 02/10/21	250,000	237,873
7-ELEVEN INC 144A 0.950% 02/10/26 DD 02/10/21	125,000	109,573
ABBVIE INC 2.600% 11/21/24 DD 05/21/20	1,100,000	1,052,841
ACAS CLO 2015-1 LT 1A AR3 144A VAR RT 10/18/28 DD 06/22/21	230,969	228,082
ADOBE INC 1.700% 02/01/23 DD 02/03/20	50,000	49,880
AERCAP IRELAND CAPITAL DAC / A 4.125% 07/03/23 DD 06/12/18	300,000	297,895
AETNA INC 2.800% 06/15/23 DD 06/09/16	325,000	321,574
AIR LEASE CORP 2.750% 01/15/23 DD 11/20/17	500,000	499,411
ALLY FINANCIAL INC 8.000% 11/01/31 DD 12/31/08	100,000	103,637
ALTERNATIVE LOAN TRUST OA17 1A1A VAR RT 12/20/46 DD 09/29/06	67,929	54,350
AMORTIZING RESIDENTIAL CO 1 A5 VAR RT 10/25/34 DD 09/25/04	158,731	154,044
ANCHORAGE CAPITAL 11A AR 144A VAR RT 07/22/32 DD 07/22/21	250,000	244,611
APIDOS CLO XXVII 27A A1R 144A VAR RT 07/17/30 DD 06/15/21	250,000	247,317
ARBOR REALTY COMMERCIAL FL1 A 144A VAR RT 01/15/37 DD 02/11/22	200,000	194,894
ARMADA EURO CLO II 3A A1R 144A VAR RT 07/15/31	250,000	259,184
ASTRAZENECA PLC VAR RT 08/17/23 DD 08/17/18	200,000	200,013
AT&T INC 0.900% 03/25/24 DD 03/23/21	500,000	474,959
ATHENE GLOBAL FUNDING 144A 1.200% 10/13/23 DD 10/15/20	300,000	289,888
AUSTRALIA GOVERNMENT BOND REGS 1.000% 11/21/31	200,000	105,237
AUSTRALIA GOVERNMENT BOND REGS 1.750% 06/21/51	50,000	19,650
AUSTRALIA GOVERNMENT BOND REGS 2.500% 05/21/30	400,000	246,716
AUSTRALIA GOVERNMENT BOND REGS 4.500% 04/21/33	200,000	140,719
AVANGRID INC 3.200% 04/15/25 DD 04/09/20	275,000	262,941
AVOLON HOLDINGS FUNDING LTD 144A 2.528% 11/18/27 DD 08/18/21	360,000	288,202
AVOLON HOLDINGS FUNDING LTD 144A 2.875% 02/15/25 DD 01/14/20	350,000	323,166
AVON FINANCE NO 2 PL 2A A 144A VAR RT 09/20/48	131,171	154,892
BAIN CAPITAL CREDIT 1A A1R 144A VAR RT 07/20/30 DD 05/20/21	246,001	243,320
BANCA MONTE DEI PASCHI DI REGS 0.875% 10/08/27	100,000	94,560
BANCA MONTE DEI PASCHI DI REGS 2.625% 04/28/25	100,000	96,284
BANCO DE CREDITO DEL PERU 144A 4.650% 09/17/24 DD 09/17/19	300,000	73,476

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
BANCO SANTANDER SA 2.706% 06/27/24 DD 06/27/19	800,000	767,951
BANK OF AMERICA CORP VAR RT 02/04/25 DD 02/04/22	1,050,000	1,006,123
BANK OF AMERICA CORP VAR RT 02/04/33 DD 02/04/22	100,000	80,874
BANK OF AMERICA CORP VAR RT 04/02/26 DD 03/22/22	1,200,000	1,190,106
BANK OF AMERICA CORP VAR RT 05/28/24 DD 05/28/21	530,000	524,880
BANK OF AMERICA CORP VAR RT 09/25/25 DD 09/25/20	425,000	391,295
BANK OF AMERICA MORTGAGE F 3A1 VAR RT 07/25/35 DD 06/01/05	9,965	8,119
BANK OF AMERICA MORTGAGE H 2A5 VAR RT 09/25/35 DD 08/01/05	29,789	25,266
BANK OF NOVA SCOTIA B/A 01/27/23	500,000	365,272
BANK OF NOVA SCOTIA B/A 01/31/23	300,000	219,108
BARCLAYS PLC VAR RT 05/16/24 DD 05/16/18	715,000	710,094
BARCLAYS PLC VAR RT 12/31/49 DD 08/14/18	200,000	195,260
BAXTER INTERNATIONAL INC 0.868% 12/01/23 DD 06/01/22	650,000	625,246
BAYVIEW MSR OPPORTUN 5 A1 144A VAR RT 11/25/51 DD 10/01/21	177,636	148,756
BEAR STEARNS ALT-A TRUST 6 31A1 VAR RT 11/25/36 DD 09/01/06	110,406	62,268
BEAR STEARNS ARM TRUST 2 4 3A1 VAR RT 08/25/35 DD 06/01/05	7,596	6,950
BEAR STEARNS STRUCTURED R6 1A1 VAR RT 01/26/36 DD 08/01/07	27,784	22,372
BELL TELEPHONE CO OF CANADA OR 0.750% 03/17/24 DD 03/17/21	1,125,000	1,066,659
BERKSHIRE HATHAWAY ENERGY CO 4.050% 04/15/25 DD 10/15/20	250,000	246,342
BIG COMMERCIAL MORTGAGE BIG A 144A VAR RT 02/15/39 DD 03/03/22	200,000	191,941
BNP PARIBAS SA 144A VAR RT 01/10/25 DD 01/10/19	1,420,000	1,406,192
BNP PARIBAS SA 144A VAR RT 01/20/28 DD 01/20/22	200,000	176,182
BNP PARIBAS SA 144A VAR RT 06/09/26 DD 06/09/20	200,000	183,773
BPCE SA 144A 4.000% 09/12/23 DD 09/12/18	400,000	394,840
BROADCOM CORP / BROADCOM CAYMAN 3.625% 01/15/24 DD 01/15/18	350,000	344,097
BROADCOM INC 144A 3.137% 11/15/35 DD 09/30/21	302,000	223,072
BROADCOM INC 3.625% 10/15/24 DD 04/15/20	675,000	657,517
BX COMMERCIAL MORTGAGE 21M A 144A VAR RT 10/15/36 DD 11/08/21	447,007	429,489
BX TRUST 2021-BXMF BXMF A 144A VAR RT 10/15/26 DD 11/08/21	400,000	383,446
CAMPBELL SOUP CO 3.650% 03/15/23 DD 03/16/18	29,000	28,921
CANADIAN GOVERNMENT REAL RETURN 1.500% 12/01/44 DD 05/31/10	6	4
CANADIAN IMPERIAL BANK OF COMM 0.950% 06/23/23 DD 06/23/20	425,000	417,062
CANADIAN NATURAL RESOURCES LTD 2.050% 07/15/25 DD 06/24/20	300,000	279,333
CAPITAL ONE FINANCIAL CORP 2.600% 05/11/23 DD 05/11/20	300,000	297,564
CAPITAL ONE FINANCIAL CORP VAR RT 12/06/24 DD 12/06/21	400,000	392,366
CARGILL INC 144A 1.375% 07/23/23 DD 04/23/20	175,000	171,432
CELANESE US HOLDINGS LLC 3.500% 05/08/24 DD 05/08/19	75,000	72,418
CENTRAL JAPAN RAILWAY CO REGS 3.400% 09/06/23	400,000	395,192
CHARTER COMMUNICATIONS OPERATION 4.908% 07/23/25 DD 07/23/16	875,000	858,286
CHARTER COMMUNICATIONS OPERATION 6.384% 10/23/35 DD 10/23/16	300,000	293,641
CHASE MORTGAGE FINANCE A1 1A1 VAR RT 02/25/37 DD 02/01/07	22,947	22,038
CHL MORTGAGE PASS-THROUGH 7 1A1 VAR RT 03/25/35 DD 01/27/05	23,574	20,526
CIFC FUNDING 2017- 4A A1R 144A VAR RT 10/24/30 DD 06/17/21	250,000	247,503
CITIGROUP COMMERCIAL M GC19 A4 4.023% 03/11/47 DD 03/01/14	1,000,000	980,259
CITIGROUP COMMERCIAL M GC25 A4 3.635% 10/10/47 DD 10/01/14	400,000	384,838
CITIGROUP INC 3.875% 10/25/23 DD 10/25/13	700,000	693,915
CITIGROUP INC VAR RT 02/24/28 DD 02/18/22	100,000	90,280
CITIGROUP INC VAR RT 03/17/33 DD 03/17/22	200,000	171,674
CITIGROUP INC VAR RT 05/01/25 DD 05/04/21	500,000	468,001
CITIGROUP INC VAR RT 05/15/24 DD 05/14/20	225,000	221,835
CITIGROUP INC VAR RT 10/30/24 DD 10/30/20	375,000	359,390
CITIGROUP INC VAR RT 11/03/25 DD 11/03/21	375,000	345,710
CITIGROUP MORTGAGE INV2 A3A 144A VAR RT 05/25/51 DD 08/01/21	86,668	69,694

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CITIGROUP MORTGAGE INV3 A11 144A VAR RT 05/25/51 DD 09/25/21	170,791	156,164
CITIZENS BANK NA/PROVIDENCE RI 2.250% 04/28/25 DD 04/30/20	425,000	396,197
COOPERATIEVE RABOBANK UA/NY 0.375% 01/12/24 DD 01/12/21	425,000	405,345
COREBRIDGE GLOBAL FUNDING 144A 0.450% 12/08/23 DD 12/08/20	350,000	335,281
CREDIT SUISSE AG REGS 6.500% 08/08/23	200,000	193,400
CREDIT SUISSE AG/NEW YORK NY 0.520% 08/09/23 DD 08/09/21	475,000	451,844
CREDIT SUISSE AG/NEW YORK NY 3.700% 02/21/25 DD 04/07/22	665,000	613,610
CREDIT SUISSE AG/NEW YORK NY 4.750% 08/09/24 DD 08/23/22	1,500,000	1,432,865
CREDIT SUISSE GROUP AG 144A VAR RT 08/12/33 DD 08/12/22	300,000	264,035
CREDIT SUISSE GROUP AG 144A VAR RT 12/31/49 DD 12/11/13	200,000	174,000
CREDIT SUISSE GROUP AG 3.800% 06/09/23 DD 06/10/16	1,050,000	1,022,438
CSMC 2021-RPL2TR RPL2 A1A 144A VAR RT 01/25/60 DD 01/01/21	136,837	109,229
DANSKE BANK A/S 144A VAR RT 06/22/24 DD 06/22/20	425,000	396,921
DELL INTERNATIONAL LLC / EMC CORP 5.450% 06/15/23 DD 06/15/21	205,000	205,128
DELL INTERNATIONAL LLC / EMC CORP 6.020% 06/15/26 DD 06/15/21	200,000	204,476
DEUTSCHE BANK AG REGS 2.625% 02/12/26	200,000	201,315
DEUTSCHE BANK AG REGS 2.625% 12/16/24	200,000	223,383
DEUTSCHE BANK AG/NEW YORK NY 0.898% 05/28/24 DD 05/28/21	325,000	304,004
DEUTSCHE BANK AG/NEW YORK NY 4.162% 05/13/25 DD 05/13/22	285,000	279,126
DEUTSCHE BANK AG/NEW YORK NY VAR RT 01/07/28 DD 01/07/22	150,000	127,885
DEUTSCHE BANK AG/NEW YORK NY VAR RT 01/14/32 DD 01/14/21	200,000	147,126
DEUTSCHE BANK AG/NEW YORK NY VAR RT 09/18/31 DD 09/18/20	150,000	120,869
DEUTSCHE BANK AG/NEW YORK NY VAR RT 11/26/25 DD 11/26/19	150,000	143,407
DISCOVER CARD EXECUTION N A4 A 5.030% 10/15/27 DD 11/28/22	200,000	202,157
DOMINION ENERGY INC 144A 2.450% 01/15/23 DD 08/09/19	400,000	399,583
DOMINION ENERGY INC STEP 08/15/24 DD 05/15/19	125,000	120,499
DRYDEN 27 R EURO C 27A AR 144A VAR RT 04/15/33	250,000	258,859
DRYDEN 61 CLO LTD 61A A1R 144A VAR RT 01/17/32 DD 03/24/21	200,000	196,494
DTE ENERGY CO 1.050% 06/01/25 DD 08/06/20	225,000	204,005
DTE ENERGY CO STEP 11/01/24 DD 08/01/22	435,000	427,766
EASTERN ENERGY GAS HOLDINGS LLC 3.550% 11/01/23 DD 05/01/14	250,000	246,719
ECMC GROUP STUDENT L 2A A 144A VAR RT 09/25/68 DD 10/10/18	505,937	481,563
ELP COMMERCIAL MORTGAGE ELP A 144A VAR RT 11/15/38 DD 11/17/21	400,000	383,942
EMERA US FINANCE LP 0.833% 06/15/24 DD 06/04/21	275,000	256,768
ENBRIDGE INC VAR RT 02/16/24 DD 02/17/22	275,000	273,563
ENBRIDGE INC VAR RT 02/17/23 DD 02/19/21	175,000	174,936
ENERGY TRANSFER LP 4.250% 03/15/23 DD 03/15/19	200,000	199,511
ENTERGY LOUISIANA LLC 0.620% 11/17/23 DD 11/24/20	166,000	159,812
EQUITABLE FINANCIAL LIFE 144A 1.400% 07/07/25 DD 07/07/20	250,000	226,879
EUROPEAN INVESTMENT BANK REGS 0.500% 07/21/23	200,000	133,171
EUROPEAN INVESTMENT BANK REGS 0.500% 08/10/23	200,000	132,881
EUROSAIL-UK 2007-3 3X A3A REGS VAR RT 06/13/45	74,912	89,085
EVERSOURCE ENERGY 4.200% 06/27/24 DD 06/27/22	335,000	331,249
EXTENDED STAY AMERICA ESH A 144A VAR RT 07/15/38 DD 07/08/21	390,477	379,211
FAIRFAX FINANCIAL HOLDING 2.750% 29-MAR-2028 144A	100,000	93,011
FEDERAL HOME LN BK CONS BD VAR RT 01/06/23 DD 09/29/22	1,500,000	1,500,000
FEDERAL HOME LN BK CONS BD VAR RT 01/10/23 DD 09/30/22	1,600,000	1,600,000
FEDERAL NATL MTG ASSN 2.125% 04/24/26 DD 04/26/16	100,000	93,829
FHLMC MULTICLASS MTG 3179 FP VAR RT 07/15/36 DD 07/15/06	3,868	3,798
FHLMC MULTICLASS MTG 4579 FD VAR RT 01/15/38 DD 05/01/16	34,973	34,965
FHLMC MULTICLASS MTG 4579 SD VAR RT 01/15/38 DD 05/01/16	34,973	1,304
FHLMC MULTICLASS MTG 4594 PA 3.000% 11/15/44 DD 06/01/16	155,164	145,139
FHLMC MULTICLASS MTG 4604 HA 2.500% 05/15/45 DD 08/01/16	149,779	134,875
FHLMC MULTICLASS MTG 4709 EA 3.000% 01/15/46 DD 08/01/17	185,855	173,962

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
FHLMC MULTICLASS MTG 4718 DA 3.000% 02/15/47 DD 09/01/17	136,665	125,035
FHLMC MULTICLASS MTG 4839 A 4.000% 04/15/51 DD 10/01/18	3,060,054	2,942,845
FHLMC MULTICLASS MTG 4874 AT 3.000% 09/15/48 DD 03/01/19	149,543	129,899
FHLMC MULTICLASS STRIP 278 F1 VAR RT 09/15/42 DD 09/15/12	44,763	43,961
FHLMC POOL #G0-8788 3.500% 11/01/47 DD 10/01/17	180,146	167,396
FHLMC POOL #QD-5748 2.000% 02/01/52 DD 01/01/22	193,382	157,858
FHLMC POOL #QD-8010 2.000% 03/01/52 DD 02/01/22	52,042	42,478
FHLMC POOL #SD-8166 2.000% 08/01/51 DD 08/01/21	366,293	299,246
FIFTH THIRD BANCORP 1.625% 05/05/23 DD 05/05/20	125,000	123,618
FIFTH THIRD BANK NA 1.800% 01/30/23 DD 01/31/20	450,000	449,033
FINSBURY SQUARE 2020 1A A 144A VAR RT 03/16/70	155,700	186,937
FINSBURY SQUARE 2020 2A A 144A VAR RT 06/16/70	218,577	262,930
FINSBURY SQUARE 2020 2X A REGS VAR RT 06/16/70	87,431	105,172
FIRSTENERGY CORP 2.050% 03/01/25 DD 02/20/20	175,000	161,561
FISERV INC 2.750% 07/01/24 DD 06/24/19	375,000	361,186
FISERV INC 3.800% 10/01/23 DD 09/25/18	150,000	148,395
FLORIDA POWER & LIGHT CO 2.850% 04/01/25 DD 03/27/20	175,000	167,662
FNMA GTD REMIC P/T 06-30 KF VAR RT 05/25/36 DD 04/25/06	13,124	12,900
FNMA GTD REMIC P/T 15-92 PA 2.500% 12/25/41 DD 11/01/15	54,596	49,698
FNMA GTD REMIC P/T 18-27 WF VAR RT 05/25/58 DD 04/01/18	566,953	544,122
FNMA POOL #0555678 5.000% 08/01/33 DD 07/01/03	348,837	356,526
FNMA POOL #0735676 5.000% 07/01/35 DD 06/01/05	113,337	115,837
FNMA POOL #0AB0130 5.000% 05/01/38 DD 05/01/09	34,064	34,867
FNMA POOL #0AB2503 4.500% 03/01/31 DD 02/01/11	2,736	2,717
FNMA POOL #0AL1674 VAR RT 05/01/42 DD 05/01/12	24,703	24,925
FNMA POOL #0AL5548 VAR RT 05/01/38 DD 07/01/14	35,054	35,520
FNMA POOL #0BF0334 3.500% 01/01/59 DD 08/01/19	191,777	176,192
FNMA POOL #0BJ8703 3.500% 05/01/49 DD 08/01/19	34,967	32,453
FNMA POOL #0BM2007 4.000% 09/01/48 DD 08/01/18	137,536	131,305
FNMA POOL #0BN5342 4.000% 03/01/49 DD 03/01/19	193,738	184,961
FNMA POOL #0BV3023 2.000% 02/01/52 DD 02/01/22	44,181	36,062
FNMA POOL #0BV4128 2.000% 03/01/52 DD 03/01/22	96,257	78,582
FNMA POOL #0CA4346 3.000% 10/01/49 DD 09/01/19	143,694	127,398
FNMA POOL #0FM1796 3.500% 10/01/34 DD 10/01/19	25,339	24,390
FNMA POOL #0FM3243 3.500% 06/01/50 DD 05/01/20	63,290	58,268
FNMA POOL #0MA0634 4.500% 01/01/31 DD 12/01/10	2,498	2,481
FORD CREDIT AUTO OWNER T D A2A 5.370% 08/15/25 DD 11/22/22	725,000	726,598
FORD MOTOR CREDIT CO LLC 4.535% 03/06/25	200,000	228,461
FORD MOTOR CREDIT CO LLC 5.584% 03/18/24 DD 03/18/19	200,000	197,370
FRENCH REPUBLIC GOVERNMENT 144A 0.500% 05/25/72	100,000	39,970
FRENCH REPUBLIC GOVERNMENT 144A 2.000% 05/25/48	900,000	750,475
FRENCH REPUBLIC GOVERNMENT REGS 0.750% 05/25/52	650,000	372,202
FRENCH REPUBLIC GOVERNMENT REGS 3.250% 05/25/45	400,000	424,518
FWD SECURITIZATION INV1 A1 144A VAR RT 01/25/50 DD 01/01/20	53,179	47,310
GCAT 2022-INV2 TR INV2 A5 144A VAR RT 04/25/52 DD 04/01/22	190,042	158,670
GENERAL MOTORS FINANCIAL CO INC 1.050% 03/08/24 DD 04/09/21	350,000	332,468
GENERAL MOTORS FINANCIAL CO INC 1.200% 10/15/24 DD 10/15/21	375,000	347,330
GENERAL MOTORS FINANCIAL CO INC 3.800% 04/07/25 DD 04/07/22	725,000	700,371
GLENCORE FUNDING LLC 144A 1.625% 09/01/25 DD 09/01/20	325,000	294,410
GMF FLOORPLAN OWNER R 2 A 144A 0.690% 10/15/25 DD 10/27/20	400,000	385,450
GNMA GTD REMIC P/T 16-H20 FG VAR RT 08/20/66 DD 09/20/16	23,210	23,107
GNMA GTD REMIC P/T 16-H24 F VAR RT 11/20/66 DD 11/20/16	216,971	214,478
GNMA GTD REMIC P/T 17-121 PE 3.000% 07/20/46 DD 08/01/17	5,126	4,898
GNMA GTD REMIC P/T 18-H15 FG VAR RT 08/20/68 DD 09/20/18	48,968	47,572

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
GNMA II POOL #0MA1376 4.000% 10/20/43 DD 10/01/13	242,397	234,014
GNMA II POOL #0MA5332 5.000% 07/20/48 DD 07/01/18	508,936	508,735
GNMA II POOL #0MA5530 5.000% 10/20/48 DD 10/01/18	259,673	260,789
GNMA II POOL #0MA5596 4.500% 11/20/48 DD 11/01/18	21,355	20,993
GNMA II POOL #0MA5711 4.500% 01/20/49 DD 01/01/19	11,684	11,353
GNMA II POOL #0MA5764 4.500% 02/20/49 DD 02/01/19	47,356	45,999
GNMA II POOL #0MA5818 4.500% 03/20/49 DD 03/01/19	63,786	62,667
GNMA II POOL #0MA5819 5.000% 03/20/49 DD 03/01/19	23,185	23,128
GNMA II POOL #0MA5877 4.500% 04/20/49 DD 04/01/19	92,741	90,911
GNMA II POOL #0MA5987 4.500% 06/20/49 DD 06/01/19	32,546	31,836
GNMA II POOL #0MA5988 5.000% 06/20/49 DD 06/01/19	762,916	761,054
GOVERNMENT OF CANADA 1.500% 01-DEC-2044 REAL RTN BD	133,008	102,069
GOVERNMENT OF CANADA 2.000% 01-DEC-2051 SER H722	100,000	56,067
GREAT-WEST LIFECO US 144A 0.904% 08/12/25 DD 08/12/20	150,000	133,516
HALSEYPOINT CLO 3 3A A1A 144A VAR RT 11/30/32 DD 11/24/20	200,000	197,500
HEWLETT PACKARD ENTERPRISE CO 2.250% 04/01/23 DD 09/13/19	475,000	471,457
HEWLETT PACKARD ENTERPRISE CO 4.450% 10/02/23 DD 04/09/20	500,000	497,012
HSBC HOLDINGS PLC VAR RT 04/18/26 DD 08/18/20	825,000	746,140
HSBC HOLDINGS PLC VAR RT 05/24/25 DD 05/24/21	300,000	277,869
HSBC HOLDINGS PLC VAR RT 06/04/31 DD 06/04/20	200,000	160,089
HYUNDAI AUTO LEASE S B A3 144A 0.330% 06/17/24 DD 06/16/21	250,000	246,186
HYUNDAI CAPITAL AMERICA 144A 1.000% 09/17/24 DD 09/17/21	475,000	439,088
IHO VERWALTUNGS GMBH REGS 3.625% 05/15/25	200,000	194,228
INDYMAC INDX MORTGAGE AR15 A2 VAR RT 09/25/35 DD 07/01/05	47,193	38,718
ING GROEP NV 4.100% 10/02/23 DD 10/02/18	650,000	644,701
INTERNATIONAL BANK FOR RECONSTRUCTION 0.500% 10/28/25 DD 10/28/20	2,590,000	2,328,992
INTUIT INC 0.650% 07/15/23 DD 06/29/20	150,000	146,687
INTUIT INC 0.950% 07/15/25 DD 06/29/20	175,000	159,382
JAPAN FINANCE ORGANIZATION 144A 3.375% 09/27/23 DD 09/27/18	200,000	197,452
JAPAN GOVERNMENT THIRTY YEAR BOND 0.500% 03/20/49	155,000,000	918,159
JAPAN GOVERNMENT THIRTY YEAR BOND 0.500% 09/20/46	82,000,000	505,784
JAPAN GOVERNMENT THIRTY YEAR BOND 0.700% 12/20/48	82,000,000	514,068
JAPAN TREASURY DISCOUNT BILL 0.000% 01/06/23	60,000,000	454,994
JAPAN TREASURY DISCOUNT BILL 0.000% 01/11/23	40,000,000	303,359
JAPAN TREASURY DISCOUNT BILL 0.000% 01/16/23	440,000,000	3,336,480
JAPAN TREASURY DISCOUNT BILL 0.000% 01/23/23	250,000,000	1,895,536
JAPAN TREASURY DISCOUNT BILL 0.000% 01/30/23	190,000,000	1,440,614
JAPAN TREASURY DISCOUNT BILL 0.000% 02/06/23	410,000,000	3,108,566
JAPAN TREASURY DISCOUNT BILL 0.000% 02/13/23	260,000,000	1,971,163
JAPAN TREASURY DISCOUNT BILL 0.000% 03/13/23	60,000,000	454,938
JAPAN TREASURY DISCOUNT BILL 0.000% 03/27/23	440,000,000	3,336,439
JAPANESE GOVERNMENT CPI LINKED 0.100% 03/10/28	83,830,400	659,169
JDE PEET’S NV 144A 0.800% 09/24/24 DD 09/24/21	525,000	479,730
JP MORGAN CHASE CO FL12 A 144A VAR RT 12/15/31 DD 09/30/19	159,068	151,212
JP MORGAN CHASE COMMERCIAL C13 A4 VAR RT 01/15/46 DD 07/01/13	232,974	230,994
JP MORGAN MORTGAGE 10 A3 144A VAR RT 12/25/51 DD 07/01/21	177,664	142,867
JP MORGAN MORTGAGE INV5 A2 144A VAR RT 12/25/51 DD 09/01/21	175,112	147,661
JP MORGAN MORTGAGE LTV2 A3 144A VAR RT 09/25/52 DD 04/01/22	385,311	340,699
JP MORGAN MORTGAGE TRUST A3 7A1 VAR RT 04/25/35 DD 04/01/06	6,989	6,611
JPMORGAN CHASE & CO VAR RT 02/16/25 DD 02/16/21	375,000	353,763
JPMORGAN CHASE & CO VAR RT 02/24/28 DD 02/24/22	200,000	181,331
JPMORGAN CHASE & CO VAR RT 04/26/26 DD 04/26/22	1,000,000	990,848
JPMORGAN CHASE & CO VAR RT 06/01/24 DD 05/27/20	425,000	418,120
JPMORGAN CHASE & CO VAR RT 06/01/25 DD 06/01/21	775,000	722,514

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
JPMORGAN CHASE & CO VAR RT 07/25/33 DD 07/25/22	100,000	95,668
JPMORGAN CHASE & CO VAR RT 09/16/24 DD 09/16/20	625,000	602,833
JYSKE REALKREDIT A/S 1.000% 10/01/50	2,944,128	293,659
JYSKE REALKREDIT A/S 1.500% 10/01/50	1	–
JYSKE REALKREDIT A/S REGS 1.000% 10/01/50	2,670,174	282,122
KREDITANSTALT FUER WIEDERAUFBA 3.375% 08/23/24 DD 08/23/22	860,000	842,319
LCM 30 LTD 30A AR 144A VAR RT 04/20/31 DD 06/09/21	250,000	244,325
LCM XXV LTD 25A AR 144A VAR RT 07/20/30 DD 02/28/22	247,322	244,511
LLOYDS BANKING GROUP PLC VAR RT 05/11/24 DD 03/11/21	450,000	441,366
LONG BEACH MORTGAGE LOAN 1 M4 VAR RT 02/25/35 DD 01/06/05	145,951	142,541
LUDGATE FUNDING PLC 1 A2B REGS VAR RT 01/01/61	165,970	163,596
LUDGATE FUNDING PLC W1X A1 REGS VAR RT 01/01/61	162,366	185,877
M360 2021-CRE3 LTD CRE3 A 144A VAR RT 11/22/38 DD 10/08/21	200,000	197,028
MADISON PARK FUND 19A A1R2 144A VAR RT 01/22/28 DD 03/10/20	275,350	272,623
MALAYSIA GOVERNMENT BOND 3.480% 03/15/23	1,400,000	317,667
MAN GLG EURO CLO I 2A A1R 144A VAR RT 01/15/30	142,909	151,028
MARATHON CLO IX L 9A A1AR 144A VAR RT 04/15/29 DD 02/17/21	163,908	162,879
MARBLE POINT CLO X 1A AR 144A VAR RT 10/15/30 DD 04/15/21	300,000	294,194
MARSH & MCLENNAN COS INC 3.500% 06/03/24 DD 05/30/14	450,000	440,452
MASSACHUSETTS EDUCATIONAL 1 A1 VAR RT 04/25/38 DD 07/02/08	150,369	149,734
MASTER CREDIT CARD TRUST 1A A 144A 0.530% 11/21/25 DD 06/15/21	675,000	634,017
MERCEDES-BENZ AUTO LEASE B A3 0.400% 11/15/24 DD 06/29/21	500,000	485,589
MERRILL LYNCH MORTGAGE I A10 A VAR RT 02/25/36 DD 12/22/05	6,827	6,349
MERRILL LYNCH MORTGAGE I A2 A2 VAR RT 02/25/35 DD 02/01/05	10,451	9,735
MERRILL LYNCH MORTGAGE IN E A1 VAR RT 11/25/29 DD 09/23/04	61,642	54,122
METROPOLITAN LIFE GLOBAL 144A 0.550% 06/07/24 DD 06/08/21	425,000	397,987
METROPOLITAN LIFE GLOBAL 144A 0.900% 06/08/23 DD 06/08/20	275,000	270,431
METROPOLITAN LIFE GLOBAL 144A 1.950% 01/13/23 DD 01/13/20	450,000	449,661
MF1 2021-FL7 LTD FL7 A 144A VAR RT 10/16/36 DD 09/24/21	200,000	191,941
MF1 2022-FL8 LTD FL8 A 144A VAR RT 02/19/37 DD 01/20/22	200,000	192,663
MFA 2020-NQM2 TRU NQM2 A1 144A VAR RT 04/25/65 DD 10/01/20	133,472	119,776
MIDOCEAN CREDIT CL 8A A1R 144A VAR RT 02/20/31 DD 04/06/21	200,000	196,614
MILEAGE PLUS HOLDINGS LLC 144A 6.500% 06/20/27 DD 07/02/20	90,006	89,484
MILL CITY MORTGAGE NMR1 A1 144A VAR RT 11/25/60 DD 01/01/21	99,842	92,220
MITSUBISHI UFJ FINANCIAL GROUP 2.193% 02/25/25 DD 02/25/20	200,000	187,313
MITSUBISHI UFJ FINANCIAL GROUP VAR RT 10/11/25 DD 10/13/21	500,000	459,947
MONDELEZ INTERNATIONAL HOLDINGS 144A 0.750% 09/24/24 DD 09/24/21	500,000	463,774
MONDELEZ INTERNATIONAL INC 1.500% 05/04/25 DD 05/04/20	225,000	208,408
MORGAN STANLEY 3.125% 01/23/23 DD 01/23/18	2,265,000	2,262,921
MORGAN STANLEY BANK OF C14 A5 4.064% 02/15/47 DD 02/01/14	366,385	359,727
MORGAN STANLEY CAPITAL I L2 A4 4.071% 03/15/52 DD 03/01/19	200,000	184,948
MORGAN STANLEY MORTGAGE 11AR 1A1 VAR RT 01/25/35 DD 12/29/04	64,859	57,213
MORGAN STANLEY MORTGAGE 6XS 2A6S VAR RT 02/25/47 DD 03/01/07	89,695	35,010
MORGAN STANLEY VAR RT 01/22/25 DD 07/20/21	675,000	638,287
MORGAN STANLEY VAR RT 02/18/26 DD 02/18/22	100,000	93,987
MORGAN STANLEY VAR RT 10/21/25 DD 10/19/21	500,000	459,569
MORGAN STANLEY VAR RT 10/21/25 DD 10/21/20	250,000	229,542
MORGAN STANLEY VAR RT 11/10/23 DD 11/13/20	425,000	423,753
MPLX LP 1.750% 03/01/26 DD 08/18/20	575,000	513,254
NATIONAL BANK OF HUNGARY BILL 0.000% 01/03/23	212,000,000	559,235
NATIONWIDE BUILDING SOCIETY 144A 2.000% 01/27/23 DD 01/27/20	475,000	474,047
NATIONWIDE BUILDING SOCIETY 144A VAR RT 03/08/24 DD 03/08/18	200,000	198,913
NATWEST GROUP PLC VAR RT 05/18/29 DD 05/18/18	200,000	189,559
NATWEST GROUP PLC VAR RT 05/22/24 DD 05/22/20	225,000	221,590

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
NATWEST MARKETS PLC 144A 0.800% 08/12/24 DD 05/12/21	325,000	301,236
NATWEST MARKETS PLC 144A 2.375% 05/21/23 DD 05/21/20	350,000	345,538
NAVIENT STUDENT LOAN 4A A2 144A VAR RT 09/27/66 DD 07/27/17	12,739	12,734
NEW RESIDENTIAL M INV1 A2 144A VAR RT 06/25/51 DD 08/01/21	171,673	137,406
NEW YORK LIFE GLOBAL FUND 144A 1.100% 05/05/23 DD 05/07/20	150,000	148,176
NEWGATE FUNDING PL 3X A3A REGS VAR RT 12/01/50	178,709	201,533
NOMURA HOLDINGS INC 5.099% 07/03/25 DD 07/06/22	200,000	197,916
NORDEA KREDIT REALKREDITA REGS 1.500% 10/01/50	1	–
NORDEA KREDIT REALKREDITA REGS 2.000% 10/01/50	1	–
NORDEA KREDIT REALKREDITAKTIES 1.000% 10/01/50	4,698,071	469,339
NORDEA KREDIT REALKREDITAKTIES 1.500% 10/01/50	1	–
NORDEA KREDIT REALKREDITAKTIES 2.000% 10/01/47	2	–
NORDEA KREDIT REALKREDITAKTIES 2.500% 10/01/37	1	–
NRG ENERGY INC 144A 3.750% 06/15/24 DD 05/28/19	400,000	385,403
NYKREDIT REALKREDIT AS 1.500% 10/01/37	1	–
NYKREDIT REALKREDIT AS REGS 1.000% 10/01/50	8,000,383	816,777
NYKREDIT REALKREDIT AS REGS 1.500% 10/01/50	2	–
NYKREDIT REALKREDIT AS REGS 1.500% 10/01/53	194,730	21,581
NYKREDIT REALKREDIT AS REGS 2.500% 10/01/47	1	–
OAKTREE CLO 2019-1 1A A1R 144A VAR RT 04/22/30 DD 09/20/21	250,000	244,476
OBX 2021-INV2 TRUST INV2 A11 144A VAR RT 10/25/51 DD 10/25/21	178,296	162,587
OBX 2021-INV2 TRUST INV2 A3 144A VAR RT 10/25/51 DD 10/01/21	178,296	143,375
OGE ENERGY CORP 0.703% 05/26/23 DD 05/27/21	248,000	243,605
OPTION ONE MORTGAGE LOAN 2 M1 VAR RT 05/25/35 DD 05/05/05	16,234	16,064
ORACLE CORP 2.300% 03/25/28 DD 03/24/21	200,000	173,539
ORACLE CORP 2.875% 03/25/31 DD 03/24/21	100,000	83,204
ORACLE CORP 3.950% 03/25/51 DD 03/24/21	100,000	71,698
PACCAR FINANCIAL CORP 2.650% 04/06/23 DD 04/07/20	175,000	174,172
PACIFIC GAS AND ELECTRIC CO 4.250% 03/15/46 DD 11/05/15	100,000	69,998
PACIFIC LIFE GLOBAL FUNDING 144A 0.500% 09/23/23 DD 09/23/20	325,000	313,687
PALMER SQUARE LOAN 3A A1 144A VAR RT 07/20/29 DD 07/29/21	151,803	150,051
PARAGON MORTGAGES 12A A2C 144A VAR RT 11/15/38 DD 07/20/06	75,442	71,450
PARKER-HANNIFIN CORP 3.650% 06/15/24 DD 06/15/22	1,025,000	1,003,302
PENNSYLVANIA HIGHER EDUCATION 1 A3 VAR RT 10/25/35 DD 08/10/06	353,958	336,290
PERUVIAN GOVERNMENT INTER 144A 5.940% 02/12/29	100,000	24,016
PERUVIAN GOVERNMENT INTER 144A 6.350% 08/12/28 DD 10/07/16	700,000	174,677
PERUVIAN GOVERNMENT INTER 144A 6.950% 08/12/31	600,000	148,109
PERUVIAN GOVERNMENT INTER REGS 5.940% 02/12/29	300,000	72,049
PERUVIAN GOVERNMENT INTER REGS 5.940% 02/12/29 DD 12/06/18	1,400,000	337,016
PETRONAS CAPITAL LTD 144A 2.480% 01/28/32 DD 04/28/21	200,000	165,168
PHILIP MORRIS INTERNATIONAL IN 5.000% 11/17/25 DD 11/17/22	650,000	652,545
PHILLIPS 66 0.900% 02/15/24 DD 11/18/20	275,000	262,982
PORT AUTHORITY OF NEW YORK & NEW JERSEY 1.086% 07/01/23 DD 07/08/20	305,000	299,583
PROTECTIVE LIFE GLOBAL FUND 144A 0.473% 01/12/24 DD 01/12/21	200,000	190,365
PROTECTIVE LIFE GLOBAL FUND 144A 0.631% 10/13/23 DD 10/13/20	200,000	192,834
PROTECTIVE LIFE GLOBAL FUND 144A 1.082% 06/09/23 DD 06/09/20	275,000	270,385
PROTECTIVE LIFE GLOBAL FUND 144A VAR RT 03/28/25 DD 03/31/22	825,000	818,119
PROV OF QUEBEC 3.000% 01-SEP-2023 MTN	100,000	73,031
PUBLIC SERVICE ENTERPRISE GROUP 0.841% 11/08/23 DD 11/08/21	275,000	264,781
QATARENERGY 144A 2.250% 07/12/31 DD 07/12/21	300,000	248,239
RAD CLO 5 LTD 5A AR 144A VAR RT 07/24/32 DD 12/16/21	250,000	243,985
REALKREDIT DANMARK A/S REGS 1.000% 10/01/50	966,839	102,424
REALKREDIT DANMARK A/S REGS 1.500% 10/01/53	194,940	21,607
REALKREDIT DANMARK A/S REGS 2.500% 04/01/36	1	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
REALKREDIT DANMARK A/S REGS 2.500% 04/01/47	1	–
RELIANCE STANDARD LIFE GL 144A 2.150% 01/21/23 DD 01/21/20	125,000	124,795
REPUBLIC OF ITALY GOVERNMENT REGS 6.000% 08/04/28	100,000	121,070
RESIDENTIAL MORTGAGE 32A A 144A VAR RT 06/20/70	139,868	167,154
RIVERSIDE CA ELEC REVENUE 7.455% 10/01/30 DD 12/16/10	200,000	223,673
RMAC SECURITIES NS3X A2A REGS VAR RT 06/12/44	112,942	130,039
ROMANIAN GOVERNMENT INTERNATIONAL 144A 1.750% 07/13/30	100,000	74,027
ROMANIAN GOVERNMENT INTERNATIONAL 144A 2.000% 04/14/33	100,000	68,189
ROMANIAN GOVERNMENT INTERNATIONAL 144A 2.750% 04/14/41	50,000	29,857
ROMANIAN GOVERNMENT INTERNATIONAL 144A 2.875% 04/13/42	100,000	59,595
ROMARK CLO LTD 1A A1R 144A VAR RT 10/23/30 DD 07/23/21	250,000	246,057
ROYAL BANK OF CANADA 0.425% 01/19/24 DD 01/19/21	450,000	429,740
ROYAL BANK OF CANADA 1.950% 01/17/23 DD 01/17/20	425,000	424,596
ROYAL BANK OF CANADA B/A 01/31/23	500,000	365,154
SANTANDER HOLDINGS USA INC VAR RT 06/09/25 DD 06/09/22	325,000	315,599
SANTANDER UK GROUP HOLDINGS 144A 4.750% 09/15/25 DD 09/15/15	400,000	382,140
SANTANDER UK GROUP HOLDINGS PL VAR RT 03/15/25 DD 03/15/21	675,000	630,867
SANTANDER UK GROUP HOLDINGS PL VAR RT 11/15/24 DD 11/15/18	200,000	196,684
SANTANDER UK PLC 144A VAR RT 02/12/27	300,000	360,188
SBA GTD PARTN CTFS 2008-20G 1 5.870% 07/01/28 DD 07/16/08	16,216	16,032
SBA GTD PARTN CTFS 2008-20I 1 5.600% 09/01/28 DD 09/17/08	29,801	29,330
SERBIA INTERNATIONAL BOND 144A 1.000% 09/23/28	100,000	76,156
SIEMENS FINANCIERINGSMAAT 144A 0.650% 03/11/24 DD 03/11/21	300,000	285,008
SLM STUDENT LOAN TRUST 200 9 A VAR RT 04/25/23 DD 08/28/08	32,127	31,815
SMB PRIVATE EDUCATION B A1B 144A VAR RT 02/16/55 DD 05/27/22	181,399	175,795
SOCIETE GENERALE SA 144A 4.351% 06/13/25 DD 06/15/22	680,000	664,777
SOCIETE GENERALE SA 144A VAR RT 01/21/33 DD 01/19/22	200,000	158,055
SOUND POINT CLO XV 3A A1R 144A VAR RT 10/20/30 DD 04/01/21	250,000	246,606
SOUTHERN CALIFORNIA EDISON CO VAR RT 04/03/23 DD 04/01/21	100,000	99,850
SOUTHERN CO/THE 5.150% 10/06/25 DD 10/06/22	345,000	347,558
SOUTHERN POWER CO 0.900% 01/15/26 DD 01/08/21	100,000	88,122
SPAIN GOVERNMENT BOND 144A 1.400% 07/30/28	100,000	97,241
SPAIN GOVERNMENT BOND 144A 1.450% 10/31/71	150,000	74,231
SPAIN GOVERNMENT BOND 144A 1.850% 07/30/35	400,000	347,484
SPAIN GOVERNMENT BOND 144A 2.550% 10/31/32	100,000	97,680
SPAIN GOVERNMENT BOND 144A 3.450% 07/30/66	350,000	332,971
STANDARD CHARTERED PLC 144A VAR RT 05/21/25 DD 05/21/19	400,000	386,147
STANDARD CHARTERED PLC 144A VAR RT 06/29/32 DD 06/29/21	200,000	150,747
STRATUS CLO 2021-3 L 3A A 144A VAR RT 12/29/29 DD 12/29/21	226,300	222,567
STWD 2021-FL2 LTD FL2 A 144A VAR RT 04/18/38 DD 05/05/21	200,000	193,902
SVERIGES SAKERSTALLDA OBL REGS 2.000% 06/17/26	1,000,000	90,991
SYNCHRONY BANK 5.400% 08/22/25 DD 08/23/22	280,000	276,155
SYNCHRONY FINANCIAL 4.875% 06/13/25 DD 06/13/22	430,000	419,509
TAKE-TWO INTERACTIVE SOFTWARE 3.300% 03/28/24 DD 04/14/22	830,000	810,570
TELEDYNE TECHNOLOGIES INC 0.950% 04/01/24 DD 03/22/21	675,000	637,884
TERWIN MORTGAGE TRUST S 6HE A1 VAR RT 11/25/33 DD 11/25/03	3,835	3,328
THERMO FISHER SCIENTIFIC INC 1.215% 10/18/24 DD 10/22/21	600,000	563,381
TIME WARNER CABLE ENTERPRISES 8.375% 03/15/23 DD 09/15/93	375,000	377,342
T-MOBILE USA INC 3.500% 04/15/25 DD 04/15/21	575,000	553,340
TOWD POINT MORTGAGE 1 A1 144A VAR RT 01/25/60 DD 01/01/20	126,968	116,472
TOWD POINT MORTGAGE 4 A1 144A VAR RT 10/25/59 DD 10/01/19	456,955	424,665
TOWD POINT MORTGAGE A14X A REGS VAR RT 05/20/45	157,108	185,505
TOWD POINT MORTGAGE GR4A A1 144A VAR RT 10/20/51	125,860	150,925
TOWD POINT MORTGAGE HY2 A1 144A VAR RT 05/25/58 DD 04/30/19	51,613	51,128

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
TOWD POINT MORTGAGE HY3 A1A 144A VAR RT 10/25/59 DD 10/30/19	67,869	67,129
TOYOTA AUTO LOAN EXT 1A A 144A 2.560% 11/25/31 DD 06/19/19	300,000	289,173
TOYOTA LEASE OWNER T A A3 144A 0.390% 04/22/24 DD 04/21/21	376,515	371,350
TOYOTA LEASE OWNER T A A4 144A 0.500% 08/20/25 DD 04/21/21	100,000	96,825
TOYOTA MOTOR CREDIT CORP 3.950% 06/30/25 DD 06/30/22	720,000	705,439
TOYOTA MOTOR CREDIT CORP VAR RT 12/11/23 DD 12/09/22	100,000	100,152
TOYOTA TSUSHO CORP REGS 3.625% 09/13/23	600,000	592,884
TRANSCANADA PIPELINES LTD 1.000% 10/12/24 DD 10/12/21	325,000	300,868
TRINITY SQUARE 2021- 1A A 144A VAR RT 07/15/59	144,009	171,236
TRUIST BANK 1.250% 03/09/23 DD 03/09/20	800,000	794,932
U S TREASURY BOND 1.375% 11/15/40 DD 11/15/20	5,700,000	3,733,723
U S TREASURY BOND 1.625% 11/15/50 DD 11/15/20	1,150,000	691,213
U S TREASURY BOND 1.875% 02/15/51 DD 02/15/21	100,000	64,184
U S TREASURY BOND 2.875% 05/15/52 DD 05/15/22	200,000	161,750
U S TREASURY BOND 4.000% 11/15/52 DD 11/15/22	300,000	303,094
U S TREASURY NOTE 0.250% 03/15/24 DD 03/15/21	13,430,000	12,736,991
U S TREASURY NOTE 0.250% 07/31/25 DD 07/31/20	5,090,000	4,596,707
U S TREASURY NOTE 0.375% 04/15/24 DD 04/15/21	1,420,000	1,344,230
U S TREASURY NOTE 0.500% 02/28/26 DD 02/28/21	4,580,000	4,085,861
U S TREASURY NOTE 1.125% 01/15/25 DD 01/15/22	10,380,000	9,719,491
U S TREASURY NOTE 1.250% 06/30/28 DD 06/30/21	2,590,000	2,243,891
U S TREASURY NOTE 2.500% 05/31/24 DD 05/31/22	3,190,000	3,096,045
U S TREASURY NOTE 2.625% 12/31/25 DD 12/31/18	1,840,000	1,761,225
U S TREASURY NOTE 2.750% 06/30/25 DD 06/30/18	2,230,000	2,149,859
U S TREASURY NOTE 2.750% 08/31/25 DD 08/31/18	2,260,000	2,174,191
U S TREASURY NOTE 2.875% 04/30/25 DD 04/30/18	1,000,000	968,359
U S TREASURY NOTE 2.875% 05/31/25 DD 05/31/18	270,000	261,214
U S TREASURY NOTE 3.000% 07/15/25 DD 07/15/22	4,440,000	4,303,852
U S TREASURY NOTE 3.000% 10/31/25 DD 10/31/18	13,100,000	12,662,992
UBS AG/LONDON 144A 0.375% 06/01/23 DD 06/01/21	325,000	318,498
UBS AG/LONDON 144A 0.450% 02/09/24 DD 02/09/21	475,000	450,208
UBS AG/LONDON 144A 0.700% 08/09/24 DD 08/09/21	275,000	256,363
UBS GROUP AG 144A VAR RT 08/05/25 DD 08/05/22	725,000	712,909
UNITED KINGDOM GILT REGS 0.625% 10/22/50	200,000	107,150
UNITED KINGDOM GILT REGS 1.250% 07/31/51	300,000	194,906
UNITED KINGDOM GILT REGS 1.500% 07/31/53	100,000	68,809
UNITED KINGDOM GILT REGS 1.750% 01/22/49	600,000	461,744
UNITED KINGDOM GILT REGS 4.250% 12/07/40	200,000	245,995
US TREAS-CPI INFLATION 0.125% 01/15/32 DD 01/15/22	107,493	94,258
US TREAS-CPI INFLATION 0.125% 07/15/26 DD 07/15/16	124,310	117,245
US TREAS-CPI INFLATION 0.125% 07/15/31 DD 07/15/21	222,350	196,689
US TREAS-CPI INFLATION 0.250% 02/15/50 DD 02/15/20	9,600,703	6,473,099
US TREAS-CPI INFLATION 0.250% 07/15/29 DD 07/15/19	372,768	341,651
US TREAS-CPI INFLATION 0.375% 07/15/27 DD 07/15/17	146,173	137,904
US TREAS-CPI INFLATION 0.500% 01/15/28 DD 01/15/18	966,400	909,737
US TREAS-CPI INFLATION 0.625% 01/15/26 DD 01/15/16	125,404	120,476
US TREAS-CPI INFLATION 0.625% 07/15/32 DD 07/15/22	4,204,755	3,855,454
US TREAS-CPI INFLATION 0.750% 02/15/45 DD 02/15/15	177,153	143,257
US TREAS-CPI INFLATION 0.875% 02/15/47 DD 02/15/17	24,688	20,236
US TREAS-CPI INFLATION 1.375% 02/15/44 DD 02/15/14	166,209	154,347
US TREAS-CPI INFLATION 2.375% 01/15/27 DD 01/15/07	147,757	150,856
US TREAS-CPI INFLATION 2.500% 01/15/29 DD 01/15/09	666,173	695,305
US TREAS-CPI INFLATION 3.375% 04/15/32 DD 10/15/01	16,788	19,234
US TREAS-CPI INFLATION 3.875% 04/15/29 DD 04/15/99	543,768	611,612

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
UWM MORTGAGE TRUST INV3 A3 144A VAR RT 11/25/51 DD 10/01/21	274,051	220,376
UWM MORTGAGE TRUST INV3 A9 144A VAR RT 11/25/51 DD 10/25/21	274,051	250,513
VENTURE XXIX CLO L 29A AR 144A VAR RT 09/07/30 DD 03/23/21	250,000	245,436
VISTRA OPERATIONS CO LLC 144A 3.550% 07/15/24 DD 06/11/19	225,000	215,877
VOLKSWAGEN GROUP OF AMERICA 144A 3.950% 06/06/25 DD 06/08/22	400,000	387,419
VOYA CLO 2017-1 LT 1A A1R 144A VAR RT 04/17/30 DD 05/18/21	236,297	233,365
WACHOVIA MORTGAGE LOAN T B 2A4 VAR RT 10/20/35 DD 11/01/05	22,560	21,267
WALGREENS BOOTS ALLIANCE INC 0.950% 11/17/23 DD 11/17/21	500,000	481,268
WAMU MORTGAGE PASS-TH AR13 A1A VAR RT 11/25/34 DD 11/23/04	96,061	87,489
WAMU MORTGAGE PASS-TH AR15 A1A2 VAR RT 11/25/45 DD 11/22/05	62,992	54,314
WEC ENERGY GROUP INC 0.550% 09/15/23 DD 09/17/20	275,000	266,615
WELLS FARGO & CO 3.750% 01/24/24 DD 01/24/19	249,000	245,683
WELLS FARGO & CO VAR RT 04/30/26 DD 04/30/20	400,000	372,546
WELLS FARGO & CO VAR RT 05/19/25 DD 05/19/21	450,000	421,381
WELLS FARGO & CO VAR RT 06/02/24 DD 06/02/20	850,000	836,362
WELLS FARGO & CO VAR RT 08/15/26 DD 08/15/22	575,000	563,811
XCEL ENERGY INC 0.500% 10/15/23 DD 09/25/20	150,000	144,549
ZF FINANCE GMBH REGS 2.000% 05/06/27	100,000	87,002
Total Fixed Income Securities		$222,688,612
Common Stock
2SEVENTY BIO INC	25,576	$239,647
AAR CORP	10,040	450,796
ABBOTT LABORATORIES	80,499	8,837,985
ABBVIE INC	21,379	3,455,060
ABCAM PLC	30,772	453,812
ABCAM PLC ADR	88,021	1,369,607
ACADIA PHARMACEUTICALS INC	35,780	569,618
ACLARIS THERAPEUTICS INC	42,241	665,296
ADAPTHEALTH CORP	26,824	515,557
ADDUS HOMECARE CORP	11,175	1,111,801
ADICET BIO INC	19,050	170,307
ADVANCED DRAINAGE SYSTEMS INC	7,784	638,054
ADVANCED MICRO DEVICES INC	55,358	3,585,538
ADYEN NV	2,317	3,185,979
ADYEN NV ADR	80,400	1,109,520
AEROJET ROCKETDYNE HOLDINGS INC	15,022	840,180
AEROVIRONMENT INC	3,873	331,761
AFFIRM HOLDINGS INC	25,568	247,243
AGCO CORP	56,200	7,794,378
AGILENT TECHNOLOGIES INC	28,616	4,282,384
AIA GROUP LTD HK/01299	829,333	9,223,135
AIB GROUP PLC	306,365	1,182,562
AIR LEASE CORP	36,987	1,421,041
AIR LIQUIDE SA	11,495	1,624,288
AIRBUS SE	13,878	1,644,350
AKERO THERAPEUTICS INC	12,493	684,616
AKZO NOBEL NV	7,021	468,772
ALASKA AIR GROUP INC	119,300	5,122,742
ALBANY INTERNATIONAL CORP	6,473	638,173
ALCON INC	49,444	3,385,820
ALD SA	35,412	406,658
ALD SA RTS	35,412	60,847
ALFA LAVAL AB	89,250	2,579,123

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
ALIGN TECHNOLOGY INC	2,216	467,354
ALIMENTATION COUCHE-TARD INC	51,400	2,257,131
ALLFUNDS GROUP PLC	55,744	388,190
ALLIANT ENERGY CORP	120,200	6,636,242
ALLIANZ SE	18,243	3,911,491
ALLSTATE CORP/THE	36,200	4,908,720
ALPHA METALLURGICAL RESOURCES	2,417	353,825
ALPHA TEKNOVA INC	57,656	325,180
ALPHABET INC	408,928	36,230,534
AMAZON.COM INC	371,484	31,204,656
AMBEV SA ADR	690,089	1,877,042
AMEDISYS INC	7,528	628,889
AMERANT BANCORP INC	95,456	2,562,039
AMERICAN FINANCIAL GROUP INC/O	45,000	6,177,600
AMERICAN INTERNATIONAL GROUP INC	198,684	12,564,776
AMERICAN VANGUARD CORP	47,287	1,026,601
AMERIS BANCORP	95,073	4,481,741
AMICUS THERAPEUTICS INC	76,837	938,180
AMPHENOL CORP	84,200	6,410,988
AMPLIFON SPA	8,453	250,977
ANGLO AMERICAN PLC	27,004	1,051,316
ANTERO MIDSTREAM CORP	43,925	473,951
ANZ GROUP HOLDINGS LTD	165,647	2,657,811
APELLIS PHARMACEUTICALS INC	24,948	1,290,061
APPLE INC	296,353	38,505,145
APTARGROUP INC	53,100	5,839,938
APTIV PLC	68,637	6,392,164
ARCELORMITTAL SA	19,714	517,052
ARCHER-DANIELS-MIDLAND CO	17,425	1,617,911
ARCONIC CORP	14,555	307,984
ARGENX SE	1,325	492,533
ARGENX SE ADR	16,028	6,071,887
ARISTA NETWORKS INC	28,130	3,413,576
ARKEMA SA	6,130	548,763
ARTHUR J GALLAGHER & CO	4,114	775,654
ARVINAS INC	12,003	410,623
ASAHI INTECC CO LTD	18,900	309,975
ASANA INC	20,850	287,105
ASCENDIS PHARMA A/S ADR	54,969	6,713,364
ASML HOLDING NV	16,556	8,993,106
ASR NEDERLAND NV	8,065	381,737
ASSA ABLOY AB	33,498	719,181
ASSURED GUARANTY LTD	31,045	1,932,862
ASTELLAS PHARMA INC	81,300	1,236,337
ASTRAZENECA PLC	29,071	3,922,879
ASTRAZENECA PLC ADR	24,848	1,684,694
ATI INC	16,059	479,522
ATLAS COPCO AB	436,570	5,157,807
ATLASSIAN CORP	43,782	5,633,868
ATRICURE INC	20,434	906,861
AURORA INNOVATION INC	324,970	393,214
AVERY DENNISON CORP	34,400	6,226,400
AVIENT CORP	20,374	687,826
AXA SA	74,881	2,082,231

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
AXCELIS TECHNOLOGIES INC	40,307	3,198,764
AZEK CO INC/THE	71,498	1,452,839
AZZ INC	17,255	693,651
BAE SYSTEMS PLC	86,729	893,033
BANC OF CALIFORNIA INC	89,971	1,433,238
BANCO BILBAO VIZCAYA ARGENTARIA	437,402	2,630,049
BANDAI NAMCO HOLDINGS INC	8,000	504,089
BANK OF AMERICA CORP	218,942	7,251,359
*BANK OF NEW YORK MELLON CORP	150,000	6,828,000
BARNES GROUP INC	14,209	580,438
BARRICK GOLD CORP	20,215	346,279
BAWAG GROUP AG	21,261	1,130,002
BEAUTY HEALTH CO/THE	63,749	580,116
BEAZLEY PLC	121,133	990,105
BECTON DICKINSON AND CO	18,383	4,674,797
BELLRING BRANDS INC	54,867	1,406,790
BENTLEY SYSTEMS INC	32,236	1,191,443
BERKSHIRE HATHAWAY INC	17,568	5,426,755
BHP GROUP LTD ADR	76,333	4,736,463
BILL.COM HOLDINGS INC	36,598	3,987,718
BIONTECH SE ADR	13,935	2,093,316
BLINK CHARGING CO	33,545	367,989
BLOCK INC	23,790	1,494,964
BLUEPRINT MEDICINES CORP	14,388	630,338
BNP PARIBAS SA	13,305	756,137
BOAT ROCKER MEDIA INC SUB VTG	43,590	72,706
BOISE CASCADE CO	14,291	981,363
BOOKING HOLDINGS INC	3,766	7,589,544
BORGWARNER INC	255,669	10,290,677
BP PLC	529,548	3,025,081
BRAMBLES LTD	36,569	299,327
BRENNTAG SE	18,199	1,159,935
BRITISH AMERICAN TOBACCO PLC	80,394	3,173,406
BT GROUP PLC	401,451	541,096
BUMBLE INC	48,227	1,015,178
BUREAU VERITAS SA	38,734	1,017,349
CABOT CORP	28,798	1,924,858
CACTUS INC	21,605	1,085,867
CADENCE BANK	46,334	1,142,596
CANADIAN NATIONAL RAILWAY CO	16,768	1,993,380
CAPGEMINI SE	4,246	706,694
CAPITALAND INVESTMENT LTD/SING	288,700	796,443
CARGURUS INC	90,152	1,263,030
CARMAX INC	72,095	4,389,865
CARPENTER TECHNOLOGY CORP	6,447	238,152
CARRIER GLOBAL CORP	139,293	5,745,836
CASA SYSTEMS INC	76,735	209,487
CASELLA WASTE SYSTEMS INC	7,713	611,718
CATALENT INC	88,588	3,987,346
CATERPILLAR INC	26,776	6,414,459
CAVCO INDUSTRIES INC	4,738	1,071,973
CELLDEX THERAPEUTICS INC	28,584	1,273,989
CELLNEX TELECOM SA	24,857	820,265

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CELSIUS HOLDINGS INC	12,081	1,256,907
CENTURY ALUMINUM CO	11,650	95,297
CENTURY COMMUNITIES INC	40,093	2,005,051
CERIDIAN HCM HOLDING INC	19,372	1,242,714
CHARLES SCHWAB CORP/THE	45,625	3,798,738
CHEFS’ WAREHOUSE INC/THE	66,025	2,197,312
CHESAPEAKE ENERGY CORP	–	9
CHEVRON CORP	14,079	2,527,040
CHIBA BANK LTD/THE	220,900	1,610,563
CHIPOTLE MEXICAN GRILL INC	6,134	8,510,864
CHORD ENERGY CORP	11,100	1,518,583
CHUBB LTD	21,602	4,765,401
CHUGAI PHARMACEUTICAL CO LTD	143,300	3,657,845
CIE FINANCIERE RICHEMONT SA	16,211	2,100,842
CINEMARK HOLDINGS INC	151,870	1,315,194
CINTAS CORP	1,992	899,627
CK ASSET HOLDINGS LTD HK/01113	152,000	935,765
CLEAN HARBORS INC	31,605	3,606,763
CLEARWATER ANALYTICS HOLDINGS	64,822	1,215,413
CNH INDUSTRIAL NV	188,218	3,019,451
COHERENT CORP	14,261	500,561
COHU INC	15,401	493,602
COMMERCIAL METALS CO	15,089	728,799
COMMERZBANK AG	79,484	749,552
COMPASS GROUP PLC	65,879	1,519,539
CONFLUENT INC	23,748	528,156
CONOCOPHILLIPS	83,847	9,893,946
CONSTELLIUM SE	15,432	182,561
CONVATEC GROUP PLC	167,605	468,950
COOPER COS INC/THE	25,348	8,381,823
CORTEVA INC	27,550	1,619,389
COSTAR GROUP INC	30,718	2,373,887
COTERRA ENERGY INC	228,601	5,616,717
CRH PLC	17,875	706,043
CRINETICS PHARMACEUTICALS INC	28,585	523,106
CROCS INC	38,096	4,130,749
CRODA INTERNATIONAL PLC	7,606	604,217
CROWDSTRIKE HOLDINGS INC	5,220	549,614
CROWN HOLDINGS INC	70,100	5,762,921
CSPC PHARMACEUTICAL GROUP LTD HK/01093	1,478,000	1,552,809
CTI BIOPHARMA CORP	72,238	434,150
CYTOKINETICS INC	31,672	1,451,211
DAIFUKU CO LTD	27,800	1,302,088
DAIICHI SANKYO CO LTD	48,400	1,558,983
DAIKIN INDUSTRIES LTD	6,100	933,874
DAIMLER TRUCK HOLDING AG	35,355	1,092,171
DANAHER CORP	25,209	6,690,973
DARDEN RESTAURANTS INC	19,400	2,683,602
DASSAULT AVIATION SA	1,020	172,216
DASSAULT SYST SHS	52,986	1,894,119
DATADOG INC	40,195	2,954,333
DBS GROUP HOLDINGS LTD	200,529	5,071,536
DEERE & CO	9,968	4,273,880
DENALI THERAPEUTICS INC	24,228	673,781

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
DENBURY INC	2,957	257,318
DESIGN THERAPEUTICS INC	13,228	135,719
DEVON ENERGY CORP	82,900	5,099,179
DEXCOM INC	23,404	2,650,269
DIAGEO PLC	41,624	1,827,537
DIAMOND OFFSHORE DRILLING INC	63,401	659,370
DIAMONDBACK ENERGY INC	–	38
DIASORIN SPA	3,888	541,091
DOLLAR GENERAL CORP	19,686	4,847,678
DOLLAR TREE INC	6,958	984,140
DOMINION ENERGY INC	40,842	2,504,431
DOORDASH INC	16,269	794,253
DSV A/S	656	103,232
DUCKHORN PORTFOLIO INC/THE	58,620	971,333
DXC TECHNOLOGY CO	153,000	4,054,500
DYCOM INDUSTRIES INC	20,139	1,885,010
EASTERN BANKSHARES INC	179,674	3,099,377
EASYJET PLC	12,830	50,096
EDENRED	8,441	458,360
EDP - ENERGIAS DE PORTUGAL SA	133,567	663,710
ELEMENT SOLUTIONS INC	36,921	671,593
ELEVANCE HEALTH INC	5,234	2,684,885
ELI LILLY & CO	27,079	9,906,581
EMBECTA CORP	1	15
ENEL SPA	153,753	825,387
ENERPLUS CORP	119,592	2,110,799
ENGIE SA	71,570	1,022,617
ENN ENERGY HOLDINGS LTD HK/02688	152,300	2,138,653
ENSTAR GROUP LTD	6,610	1,527,174
ENTERPRISE FINANCIAL SERVICES	34,244	1,676,586
ENVISTA HOLDINGS CORP	50,360	1,695,621
EPIROC AB	126,334	2,301,887
EQT AB	27,350	579,050
ERSTE GROUP BANK AG	12,949	413,213
ESC GLOBIX CORPORATION	1,200	–
ETSY INC	15,731	1,884,259
EVERCORE INC	6,533	712,620
EVEREST RE GROUP LTD	21,800	7,221,686
EVGO INC	24,349	108,840
EVOLENT HEALTH INC	55,205	1,550,156
EXACT SCIENCES CORP	23,502	1,163,584
EXPERIAN PLC	17,528	593,105
EXPRO GROUP HOLDINGS NV	20,380	369,286
FABRINET	17,662	2,264,622
FANUC CORP	7,625	1,146,249
FERRARI NV	3,856	823,886
FINECOBANK BANCA FINECO SPA	70,919	1,174,682
FIRST REPUBLIC BANK/CA	41,691	5,081,716
FIRSTCASH HOLDINGS INC	17,826	1,549,258
FIVE BELOW INC	11,561	2,044,794
FIVE POINT HOLDINGS LLC	56,877	132,523
FLEX LTD	368,800	7,914,448
FLOWSERVE CORP	71,768	2,201,842
FLUOR CORP	104,688	3,628,486

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
FOMENTO ECONOMICO MEXICANO SAB ADR	38,645	3,018,947
FOOT LOCKER INC	25,373	958,846
FORGEROCK INC	53,791	1,224,821
FORMFACTOR INC	80,347	1,786,114
FORTINET INC	7,570	370,097
FORTIVE CORP	39,759	2,554,516
FRANCO-NEVADA CORP	41,400	5,650,272
FREEPORT-MCMORAN INC	139,793	5,312,134
FRESHPET INC	19,276	1,017,195
GENERAL ELECTRIC CO	19,185	1,607,511
GENERAL MOTORS CO	178,334	5,999,156
GENMAB A/S	2,581	1,089,392
GENMAB A/S ADR	18,528	785,217
GENPACT LTD	153,800	7,124,016
GENTHERM INC	6,671	435,550
GENUS PLC	7,555	271,183
GENWORTH FINANCIAL INC	135,150	714,944
GLAUKOS CORP	18,840	822,931
GLENCORE PLC	334,218	2,220,818
GLOBAL PAYMENTS INC	108,606	10,786,748
GLOBAL-E ONLINE LTD	47,186	973,919
GMO PAYMENT GATEWAY INC	3,257	269,555
GMS INC	12,401	617,570
GOLAR LNG LTD	17,214	392,307
*GOLDMAN SACHS GROUP INC/THE	536,915	184,365,873
GRAFTECH INTERNATIONAL LTD	26,611	126,668
GREEN PLAINS INC	65,329	1,992,535
GRIFOLS SA	25,514	293,265
GSK PLC	80,728	1,396,020
GULFPORT ENERGY CORP	7,064	520,193
HAEMONETICS CORP	19,889	1,564,270
HAIER SMART HOME CO LTD HK/06690	1,413,000	4,815,636
HAKUHODO DY HOLDINGS INC	24,900	250,991
HALOZYME THERAPEUTICS INC	24,075	1,369,868
HAMILTON LANE ALL-CLAS-CW26 WTS EXP 01/08/26	20,726	415
HAMILTON LANE INC	20,222	1,291,781
HANNON ARMSTRONG SUSTAINABLE	17,852	517,351
HANOVER INSURANCE GROUP INC/THE	9,088	1,228,061
HARMONIC INC	84,905	1,112,256
HARTFORD FINANCIAL SERVICES GROUP	37,716	2,860,004
HB FULLER CO	21,920	1,569,910
HCA HEALTHCARE INC	23,603	5,663,776
HDFC BANK LTD ADR	33,421	2,286,331
HEALTH CATALYST INC	48,253	512,929
HECLA MINING CO	84,580	470,265
HELIOS TECHNOLOGIES INC	3,687	200,720
HEWLETT PACKARD ENTERPRISE CO	274,500	4,381,020
HILTON WORLDWIDE HOLDINGS INC	39,900	5,041,764
HOLOGIC INC	85,500	6,396,255
HOME BANCSHARES INC/AR	131,263	2,991,484
HOME DEPOT INC/THE	16,367	5,169,681
HONEYWELL INTERNATIONAL INC	18,723	4,012,339
HOSTESS BRANDS INC	5,815	130,489
HOULIHAN LOKEY INC	6,244	544,227

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
HOYA CORP	7,980	768,395
HSBC HOLDINGS PLC	187,341	1,162,143
HUBBELL INC	22,700	5,327,236
HUBSPOT INC	21,115	6,104,980
HUMANA INC	19,070	9,767,463
HUNTINGTON BANCSHARES INC/OH	199,000	2,805,900
HYVE GROUP PLC	119,011	105,365
IBERDROLA SA	107,504	1,254,039
IBIDEN CO LTD	14,000	507,712
ICICI BANK LTD ADR	165,929	3,632,186
IMCD NV	3,095	439,813
IMMUNOCORE HOLDINGS PLC ADR	11,311	645,519
IMMUNOGEN INC	97,337	482,792
IMPERIAL BRANDS PLC	13,558	337,758
IMPINJ INC	2,867	313,019
INARI MEDICAL INC	21,209	1,348,044
INFINEON TECHNOLOGIES AG	158,241	4,801,335
INGERSOLL RAND INC	91,063	4,758,042
INGEVITY CORP	24,037	1,693,166
INHIBRX INC	18,285	450,542
INTEGRA LIFESCIENCES HOLDINGS	21,423	1,201,188
INTELLIA THERAPEUTICS INC	14,176	494,601
INTER PARFUMS INC	7,280	702,666
INTERNATIONAL GAME TECHNOLOGY	18,359	416,382
INTRA-CELLULAR THERAPIES INC	20,403	1,079,727
INTUIT INC	17,885	6,961,200
INTUITIVE SURGICAL INC	27,687	7,346,745
IRHYTHM TECHNOLOGIES INC	11,157	1,045,076
ISUZU MOTORS LTD	107,000	1,254,530
ITOCHU CORP	19,444	610,973
IVANHOE MINES LTD CL A	23,667	186,898
JB HUNT TRANSPORT SERVICES INC	23,300	4,062,588
JCDECAUX SE	32,941	622,969
JELD-WEN HOLDING INC	25,269	243,846
JETBLUE AIRWAYS CORP	292,983	1,898,530
KANSAI ELECTRIC POWER CO INC	56,700	549,618
KARUNA THERAPEUTICS INC	5,682	1,116,513
KBC GROUP NV	9,533	611,260
KDDI CORP	38,900	1,173,972
KEMPER CORP	17,886	879,991
KENNAMETAL INC	36,511	878,455
KERING SA	3,443	1,747,245
KEYENCE CORP	8,190	3,191,707
KKR & CO INC	142,346	6,607,701
KOITO MANUFACTURING CO LTD	5,280	79,513
KOMATSU LTD	90,600	1,974,805
KONINKLIJKE AHOLD DELHAIZE NV	37,891	1,085,387
KONINKLIJKE DSM NV	1,890	230,555
KONINKLIJKE KPN NV	293,999	906,797
KRATOS DEFENSE & SECURITY SOLUTIONS	21,267	219,475
KUBOTA CORP	141,690	1,951,197
KYMERA THERAPEUTICS INC	14,865	371,030
L3HARRIS TECHNOLOGIES INC	15,970	3,325,114
LAM RESEARCH CORP	1,549	651,045

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
LANDSTAR SYSTEM INC	28,500	4,642,650
LASERTEC CORP	3,833	631,692
LATTICE SEMICONDUCTOR CORP	92,941	6,030,012
LEGALZOOM.COM INC	11,905	92,145
LEIDOS HOLDINGS INC	69,400	7,300,186
LHC GROUP INC	3,739	604,559
LIBERTY MEDIA CORP-LIBERTY BRAVES	62,082	2,000,903
LIGHTSPEED COMMERCE INC	31,972	457,200
LINCOLN ELECTRIC HOLDINGS INC	29,000	4,190,210
LINDE PLC	25,817	8,419,694
LIVE NATION ENTERTAINMENT INC	62,700	4,372,698
LIVENT CORP	59,199	1,176,284
LONDON STOCK EXCHANGE GROUP PLC	1,882	161,549
LONZA GROUP AG	7,572	3,708,250
L’OREAL SA	14,807	5,271,804
LOUISIANA-PACIFIC CORP	21,919	1,297,605
LPL FINANCIAL HOLDINGS INC	8,068	1,744,060
LUKOIL PJSC ADR	41,527	289,028
LULULEMON ATHLETICA INC	17,371	5,565,321
LVMH MOET HENNESSY LOUIS VUITTON	4,170	3,025,849
MAGNOLIA OIL & GAS CORP	34,660	812,777
MAKITA CORP	23,900	557,899
MANPOWERGROUP INC	52,900	4,401,809
MANULIFE FINANCIAL CORP	107,400	1,914,248
MARSH & MCLENNAN COS INC	44,098	7,297,337
MARTIN MARIETTA MATERIALS INC	7,988	2,699,704
MARVELL TECHNOLOGY INC	57,497	2,129,689
MASTERCARD INC	36,057	12,538,101
MATCH GROUP INC	22,337	926,762
MAXIMUS INC	97,400	7,142,342
MEDTRONIC PLC	48,416	3,762,892
META PLATFORMS INC	55,534	6,682,962
METHANEX CORP	12,050	455,871
MGIC INVESTMENT CORP	147,498	1,917,474
MICROSOFT CORP	232,843	55,840,408
MIDDLEBY CORP/THE	46,400	6,212,960
MIRATI THERAPEUTICS INC	4,404	199,545
MITSUBISHI CORP	19,800	642,718
MITSUBISHI ELECTRIC CORP	21,481	213,841
MITSUI & CO LTD	25,500	744,640
MKS INSTRUMENTS INC	65,300	5,532,869
MOLINA HEALTHCARE INC	13,100	4,325,882
MONGODB INC	9,463	1,862,697
MONOLITHIC POWER SYSTEMS INC	13,929	4,925,434
MOOG INC	8,855	777,115
MORPHIC HOLDING INC	13,233	353,983
MOTOROLA SOLUTIONS INC	17,600	4,535,696
MSCI INC	9,956	4,631,233
MURPHY USA INC	4,734	1,323,342
MUSASHI SEIMITSU INDUSTRY CO LTD	33,600	398,530
MVB FINANCIAL CORP	19,224	423,312
NANOSTRING TECHNOLOGIES INC	77,412	616,974
NASDAQ INC	166,713	10,227,843
NATIONAL BANK HOLDINGS CORP	31,111	1,308,840

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
NATIONAL EXPRESS GROUP PLC	31,096	48,627
NATIONAL GRID PLC	66,885	802,468
NATIONAL VISION HOLDINGS INC	38,247	1,482,454
NESTLE SA ADR	18,463	2,129,522
NET ONE SYSTEMS CO LTD	15,500	402,933
NETFLIX INC	14,357	4,233,592
NEVRO CORP	10,373	410,771
NEW JERSEY RESOURCES CORP	38,047	1,887,892
NEWELL BRANDS INC	264,075	3,454,101
NEXON CO LTD	17,600	395,098
NEXTDECADE CORP	30,513	150,734
NIKE INC	32,874	3,846,587
NIKON CORP	40,943	364,917
NIPPON TELEGRAPH & TELEPHONE CORP	42,800	1,220,308
NITORI HOLDINGS CO LTD	14,600	1,886,619
NOKIA OYJ	85,411	394,427
NOMURA REAL ESTATE HOLDINGS INC	24,320	521,623
NORTHERN OIL AND GAS INC	16,299	502,335
NOVAGOLD RESOURCES INC	44,262	264,687
NOVANTA INC	8,845	1,201,770
NOVARTIS AG	39,527	3,571,187
NOVOZYMES A/S	26,030	1,314,603
NUVALENT INC	10,273	305,930
NUVEI CORP	13,736	349,032
NVIDIA CORP	75,280	11,001,419
NVR INC	1,388	6,402,261
OLD DOMINION FREIGHT LINE INC	5,531	1,569,587
OLD REPUBLIC INTERNATIONAL CORP	244,025	5,893,204
OMNICELL INC	14,302	721,107
ON SEMICONDUCTOR CORP	63,851	3,982,387
ONO PHARMACEUTICAL CO LTD	25,100	586,481
ORIENTAL LAND CO LTD/JAPAN	5,200	755,102
ORMAT TECHNOLOGIES INC	22,545	1,949,692
ORORA LTD	90,039	176,463
OSHKOSH CORP	55,000	4,850,450
OWENS & MINOR INC	55,403	1,082,021
OWENS CORNING	50,800	4,333,240
PACKAGING CORP OF AMERICA	47,300	6,050,143
PAPA JOHN’S INTERNATIONAL INC	11,651	958,994
PARKER-HANNIFIN CORP	38,643	11,245,113
PATTERSON-UTI ENERGY INC	31,607	532,262
PAYCOM SOFTWARE INC	1,581	490,600
PAYONEER GLOBAL INC	372,619	2,038,226
PAYPAL HOLDINGS INC	11,511	819,813
PDC ENERGY INC	9,612	610,170
PEPSICO INC	48,844	8,824,157
PERELLA WEINBERG PARTNERS	126,748	1,242,130
PERNOD RICARD SA	18,760	3,678,971
PFIZER INC	96,993	4,969,921
PGT INNOVATIONS INC	82,628	1,483,999
PIEDMONT LITHIUM INC	2,346	103,271
PING AN INSURANCE GROUP CO OF HK/02318	213,000	1,409,548
PMV PHARMACEUTICALS INC	28,109	244,548
POPULAR INC	13,135	871,113

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
PORTLAND GENERAL ELECTRIC CO	20,253	992,397
POSEIDA THERAPEUTICS INC	50,276	266,463
PRESTIGE CONSUMER HEALTHCARE INC	13,398	838,715
PRIMIS FINANCIAL CORP	96,917	1,148,466
PRIMORIS SERVICES CORP	170,920	3,749,985
PROASSURANCE CORP	57,085	997,275
PROGRESSIVE CORP/THE	65,000	8,431,150
PROSPERITY BANCSHARES INC	89,450	6,501,226
PROSUS NV	21,494	1,478,449
PROTHENA CORP PLC	13,501	813,435
PRUDENTIAL PLC	75,177	1,019,603
PSP SWISS PROPERTY AG	3,216	377,147
PTC THERAPEUTICS INC	28,359	1,082,463
QIAGEN NV	12,925	648,466
QUEST DIAGNOSTICS INC	53,400	8,353,896
RAMBUS INC	125,714	4,503,075
RAPID7 INC	36,027	1,224,197
REATA PHARMACEUTICALS INC	11,892	451,658
RECKITT BENCKISER GROUP PLC	29,208	2,021,628
RELIANCE STEEL & ALUMINUM CO	20,600	4,170,264
RENAULT SA	17,375	579,947
REPAY HOLDINGS CORP	220,740	1,776,957
REPLIGEN CORP	13,105	2,218,808
REPUBLIC SERVICES INC	17,400	2,244,426
RESONA HOLDINGS INC	171,510	940,059
REVOLUTION MEDICINES INC	25,351	603,861
RIO TINTO PLC	68,655	4,788,284
ROCHE HOLDING AG	17,493	5,492,560
ROCKET PHARMACEUTICALS INC	34,166	668,629
ROGERS CORP	1,563	186,528
ROHM CO LTD	5,600	404,472
ROLLS-ROYCE HOLDINGS PLC	129,444	145,120
ROPER TECHNOLOGIES INC	8,047	3,477,028
ROSS STORES INC	109,237	12,679,139
ROTHSCHILD & CO	9,487	378,169
ROTORK PLC	107,737	397,344
RPM INTERNATIONAL INC	49,475	4,821,339
RWE AG	21,883	971,319
RYAN SPECIALTY HOLDINGS INC	43,653	1,812,036
RYANAIR HOLDINGS PLC	6,901	92,953
RYANAIR HOLDINGS PLC ADR	11,585	866,095
S&P GLOBAL INC	8,486	2,842,301
SAFRAN SA	6,559	818,451
SAGE THERAPEUTICS INC	13,474	513,898
SAIA INC	3,664	768,268
SAMSUNG ELECTRONICS CO LTD GDR	4,657	5,145,985
SANDS CHINA LTD HK/01928	126,000	418,119
SAP SE ADR	20,108	2,074,945
SATS LTD	83,700	177,235
SCHNEIDER ELECTRIC SE	41,021	5,722,877
SCHNITZER STEEL INDUSTRIES INC	6,126	187,762
SEA LTD ADR	34,169	1,777,813
SEINO HOLDINGS CO LTD	22,300	198,079
SERVICENOW INC	24,061	9,342,164

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SHELL PLC	150,798	4,219,246
SHERWIN-WILLIAMS CO/THE	21,200	5,031,396
SHIFT4 PAYMENTS INC	79,326	4,436,703
SHIMANO INC	9,500	1,506,234
SHIONOGI & CO LTD	43,400	2,166,299
SHISEIDO CO LTD	38,000	1,863,640
SHOALS TECHNOLOGIES GROUP INC	56,367	1,390,574
SHOPIFY INC	92,662	3,216,298
SIEMENS AG	11,954	1,653,935
SIEMENS HEALTHINEERS AG	6,089	303,674
SILICON LABORATORIES INC	6,394	867,474
SIMPLY GOOD FOODS CO/THE	28,150	1,070,545
SINGAPORE TELECOMMUNICATIONS LIMITED	379,000	726,238
SITIO ROYALTIES CORP	53,572	1,545,542
SKANDINAVISKA ENSKILDA BANKEN	349,991	4,029,120
SKYLINE CHAMPION CORP	70,032	3,607,348
SKYWORKS SOLUTIONS INC	57,225	5,214,914
SM ENERGY CO	11,927	415,417
SMITH & NEPHEW PLC	34,271	457,387
SMURFIT KAPPA GROUP PLC	23,624	871,351
SNOWFLAKE INC	6,198	889,661
SOFTBANK CORP	22,500	253,742
SOITEC	3,823	623,643
SONOVA HOLDING AG	6,227	1,475,985
SONY GROUP CORP	20,175	1,534,398
SOUTHSTATE CORP	25,459	1,944,049
SOUTHWEST GAS HOLDINGS INC	17,501	1,082,962
SOVOS BRANDS INC	56,706	814,865
SPROUT SOCIAL INC	28,424	1,604,819
SQUARE ENIX HOLDINGS CO LTD	10,100	469,233
SQUARESPACE INC	24,449	542,034
SS&C TECHNOLOGIES HOLDINGS INC	78,676	4,095,873
STANDARD CHARTERED PLC	495,636	3,710,752
STEEL DYNAMICS INC	31,975	3,123,958
STEM INC	46,933	419,581
STEPSTONE GROUP INC	32,251	812,080
STEVANATO GROUP SPA	27,379	492,001
STEVEN MADDEN LTD	68,139	2,177,722
STOKE THERAPEUTICS INC	15,705	144,957
STRYKER CORP	31,703	7,751,066
SUBARU CORP	21,600	331,911
SURGERY PARTNERS INC	28,200	785,652
SVB FINANCIAL GROUP	7,743	1,780,890
SYMRISE AG	20,761	2,252,277
SYNAPTICS INC	13,877	1,320,535
SYNDAX PHARMACEUTICALS INC	35,426	901,592
SYNOPSYS INC	27,938	8,920,324
SYSCO CORP	118,825	9,084,171
SYSMEX CORP	26,400	1,600,267
T ROWE PRICE GROUP INC	35,875	3,912,528
T&D HOLDINGS INC	95,900	1,382,408
TABOOLA.COM LTD	275,745	849,295
TAIWAN SEMICONDUCTOR MANUFACTURING ADR	62,209	4,633,948
TAKE-TWO INTERACTIVE SOFTWARE	33,066	3,443,211

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
TALANX AG	22,738	1,075,519
TDK CORP	10,200	335,117
TE CONNECTIVITY LTD	7,716	885,797
TECAN GROUP AG	1,208	538,456
TECHNIPFMC PLC	54,785	667,829
TECHTRONIC INDUSTRIES CO LTD HK/00669	56,500	630,517
TELEDYNE TECHNOLOGIES INC	7,808	3,122,497
TELEFLEX INC	3,190	796,320
TELKOM INDONESIA PERSERO TBK PT	8,712,000	2,098,590
TENCENT HOLDINGS LTD ADR	45,287	1,918,357
TENCENT HOLDINGS LTD HK/00700	97,000	4,150,955
TESLA INC	37,945	4,674,065
TEXAS CAPITAL BANCSHARES INC	9,612	579,700
TEXAS INSTRUMENTS INC	58,935	9,737,241
TEXAS ROADHOUSE INC	30,165	2,743,507
TEXTRON INC	112,750	7,982,700
THERMO FISHER SCIENTIFIC INC	8,198	4,514,557
TJX COS INC/THE	11,584	922,086
T-MOBILE US INC	30,438	4,261,320
TOKIO MARINE HOLDINGS INC	59,160	1,267,762
TOKYO ELECTRON LTD	4,030	1,187,513
TORO CO/THE	67,900	7,686,280
TOTALENERGIES SE	37,490	2,346,657
TRADEWEB MARKETS INC	30,007	1,948,355
TRANSUNION	8,371	475,054
TREX CO INC	22,835	966,606
TRINET GROUP INC	48,367	3,279,283
TRIUMPH FINANCIAL INC	15,527	758,804
TRUIST FINANCIAL CORP	179,768	7,735,417
TYLER TECHNOLOGIES INC	7,857	2,533,175
TYSON FOODS INC	96,000	5,976,000
UCB SA	9,704	761,831
ULTRAGENYX PHARMACEUTICAL INC	10,373	480,581
UNICHARM CORP	62,500	2,400,621
UNICREDIT SPA	73,058	1,034,833
UNILEVER PLC	79,998	4,024,322
UNION PACIFIC CORP	24,222	5,015,650
UNITED COMMUNITY BANKS INC/GA	124,554	4,209,915
UNITED OVERSEAS BANK LTD	39,700	908,731
UNITED RENTALS INC	4,750	1,688,245
UNITEDHEALTH GROUP INC	38,353	20,333,994
VALARIS LTD	15,001	1,014,368
VARONIS SYSTEMS INC	66,480	1,591,531
VAXCYTE INC	21,621	1,036,727
VEEVA SYSTEMS INC	50,788	8,196,167
VERACYTE INC	41,266	979,242
VERADIGM INC	87,091	1,536,285
VERISK ANALYTICS INC	4,990	880,336
VERIZON COMMUNICATIONS INC	89,244	3,516,214
VERRA MOBILITY CORP	72,556	1,003,449
VIAVI SOLUTIONS INC	83,823	880,980
VICOR CORP	8,015	430,806
VINCI SA	12,323	1,226,924
VIPER ENERGY PARTNERS LP	47,830	1,520,516

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
VISA INC	93,383	19,401,252
VISTEON CORP	4,638	606,790
VOLVO AB	43,889	793,915
W R BERKLEY CORP	60,900	4,419,513
WALT DISNEY CO/THE	52,711	4,579,532
WARRIOR MET COAL INC	6,282	217,608
WASTE MANAGEMENT INC	24,419	3,830,853
WELLS FARGO & CO	106,159	4,383,305
WENDY’S CO/THE	73,126	1,654,841
WERNER ENTERPRISES INC	15,343	617,709
WEST PHARMACEUTICAL SERVICES INC	16,042	3,775,485
WESTERN DIGITAL CORP	61,825	1,950,579
WESTLAKE CORP	52,800	5,414,112
WHARF REAL ESTATE INVESTMENT C HK/01997	70,000	408,074
WHITEHAVEN COAL LTD	64,136	409,712
WIDEOPENWEST INC	44,940	409,403
WINGSTOP INC	19,818	2,727,353
WISE PLC	34,586	234,145
WIX.COM LTD	10,676	820,237
WOLTERS KLUWER NV	6,163	643,013
WOODSIDE ENERGY GROUP LTD	1	20
WOODSIDE ENERGY GROUP LTD ADR	27,799	673,014
WORLDLINE SA/FRANCE	3,944	153,763
WORTHINGTON INDUSTRIES INC	4,405	218,973
WPP PLC	53,809	530,890
XCEL ENERGY INC	97,400	6,828,714
XP INC	67,916	1,041,831
XYLEM INC/NY	51,300	5,672,241
YAMAHA MOTOR CO LTD	53,200	1,213,627
YAMATO HOLDINGS CO LTD	32,600	515,641
YANDEX NV	25,014	473,765
YETI HOLDINGS INC	25,976	1,073,069
YUM! BRANDS INC	60,900	7,800,072
Z HOLDINGS CORP	129,400	325,596
ZENTALIS PHARMACEUTICALS INC	20,116	405,136
ZIFF DAVIS INC	7,028	555,915
ZIMMER BIOMET HOLDINGS INC	21,600	2,754,000
ZIONS BANCORP NA	135,750	6,673,470
ZOETIS INC	17,852	2,616,211
ZOOMINFO TECHNOLOGIES INC	74,790	2,251,927
ZSCALER INC	35,317	3,951,956
Total Common Stock		$1,893,851,558
Preferred Stock
CREDIT SUISSE GROUP AG 144A VAR RT 12/31/49 DD 09/12/18	200,000	$143,772
VOLKSWAGEN AG	5,543	688,713
Total Preferred Stock		$832,485
Mutual Funds
DREYFUS INS RSRV PR MONEY 6546	39,169,362	$39,169,362
ISHARES CORE MSCI EAFE ETF	68,094	4,197,340
ISHARES RUSSELL 2000 ETF	39,803	6,940,051
PIMCO FDS SHORT TERM FLTG NAV PORT II	1,572,388	15,731,742
Total Mutual Funds		$66,038,495

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Real Estate Investment Trusts
ACADIA REALTY TRUST	118,240	$1,696,744
AGREE REALTY CORP	110,857	7,863,087
ALEXANDRIA REAL ESTATE EQUITIES	96,080	13,995,974
AMERICAN HOMES 4 RENT	242,430	7,306,840
AMERICOLD REALTY TRUST INC	73,370	2,077,105
APPLE HOSPITALITY REIT INC	61,870	976,309
AVALONBAY COMMUNITIES INC	43,810	7,076,191
BLACKSTONE MORTGAGE TRUST INC	24,658	522,010
BRIXMOR PROPERTY GROUP INC	184,370	4,179,668
BROADSTONE NET LEASE INC	156,070	2,529,895
CAMDEN PROPERTY TRUST	42,725	4,780,073
CARETRUST REIT INC	152,884	2,840,585
CIBC B/A 02/01/23	200,000	146,061
CORPORATE OFFICE PROPERTIES TRUST	37,186	964,605
COUSINS PROPERTIES INC	69,950	1,769,036
CROWN CASTLE INC 1.350% 07/15/25 DD 06/15/20	300,000	273,144
CUBESMART	28,650	1,153,163
DIAMONDROCK HOSPITALITY CO	98,030	802,866
DIGITAL REALTY TRUST INC	84,490	8,471,812
DOUGLAS EMMETT INC	115,400	1,809,472
EQUINIX INC	17,170	11,246,865
EQUITY LIFESTYLE PROPERTIES INC	89,900	5,807,540
EQUITY RESIDENTIAL	120,270	7,095,930
ESSENTIAL PROPERTIES REALTY TRUST	197,607	4,637,836
ESSEX PROPERTY TRUST INC	7,160	1,517,347
EXTRA SPACE STORAGE INC	15,336	2,257,152
FIRST INDUSTRIAL REALTY TRUST	96,030	4,634,408
FOUR CORNERS PROPERTY TRUST	57,947	1,502,566
HEALTHPEAK PROPERTIES INC	93,870	2,353,321
HIGHWOODS PROPERTIES INC	68,100	1,905,438
HOST HOTELS & RESORTS INC	149,250	2,395,463
INDEPENDENCE REALTY TRUST INC	53,702	905,416
INNOVATIVE INDUSTRIAL PROPERTIES	10,214	1,035,189
INVITATION HOMES INC	230,040	6,818,386
KILROY REALTY CORP	79,249	3,064,559
KITE REALTY GROUP TRUST	1	14
KLEPIERRE SA	17,753	407,927
LAMAR ADVERTISING CO	73,650	6,952,560
LIFE STORAGE INC	39,418	3,882,673
MEDICAL PROPERTIES TRUST INC	262,010	2,918,791
MID-AMERICA APARTMENT COMMUNITIES	25,380	3,984,406
NATIONAL RETAIL PROPERTIES INC	147,300	6,740,448
OMEGA HEALTHCARE INVESTORS INC	30,640	856,388
ORIX JREIT INC	438	619,099
OUTFRONT MEDIA INC	158,290	2,624,448
PARK HOTELS & RESORTS INC	70,040	825,772
PEBBLEBROOK HOTEL TRUST	167,716	2,245,717
PHILLIPS EDISON & CO INC	111,171	3,539,685
PROLOGIS INC	184,408	20,788,314
PUBLIC STORAGE	36,170	10,134,472
REALTY INCOME CORP	155,860	9,886,200
REDWOOD TRUST INC	99,002	669,254
REGENCY CENTERS CORP	44,610	2,788,125

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
REXFORD INDUSTRIAL REALTY INC	66,880	3,654,323
RPT REALTY	179,397	1,801,146
SABRA HEALTH CARE REIT INC	173,720	2,159,340
SBA COMMUNICATIONS CORP	16,220	4,546,628
SIMON PROPERTY GROUP INC	58,540	6,877,279
SL GREEN REALTY CORPORATION	–	1
SPIRIT REALTY CAPITAL INC	46,020	1,837,579
SUN COMMUNITIES INC	53,860	7,701,980
SUNTEC REAL ESTATE INVESTMENT	265,200	272,872
TANGER FACTORY OUTLET CENTERS	65,652	1,177,797
UDR INC	114,880	4,449,302
URBAN EDGE PROPERTIES	71,910	1,013,212
VENTAS INC	148,956	6,710,468
VERIS RESIDENTIAL INC	110,378	1,758,322
VICI PROPERTIES INC	135,837	4,401,125
WELLTOWER INC	112,836	7,396,400
WEYERHAEUSER CO	96,036	2,977,116
XENIA HOTELS & RESORTS INC	217,563	2,867,476
Total Real Estate Investment Trusts		$269,878,715
Commodities
GOLD BARS	119	$21,569,315
Total Commodities		$21,569,315
Derivative Assets
3 MONTH SOFR FUTURE (CME) EXP DEC 23	16,229,968	$–
3 MONTH SOFR FUTURE (CME) EXP JUN 23	9,741,641	–
3 MONTH SOFR FUTURE (CME) EXP JUN 24	8,179,584	–
AUSTRALIAN 10YR BOND FUTURE (SFE) EXP MAR 23	941,405	–
BRENT CRUDE FUTURE (ICE) EXP APR 23	85,651	–
BRENT CRUDE FUTURE (ICE) EXP DEC 23	816,510	–
BRENT CRUDE FUTURE (ICE) EXP JUN 23	2,542,830	–
BRENT CRUDE FUTURE (ICE) EXP MAR 23	4,811,016	–
BRENT CRUDE FUTURE (ICE) PUT APR 23 080.000 ED 042520	14	85,400
BRENT CRUDE OIL FUTURE (ICE) EXP NOV 24	2,233,319	–
BRENT CRUDE OIL FUTURE (ICE) EXP SEP 23	166,202	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP APR 23	32,346	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP AUG 23	5,301	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP DEC 23	5,201	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP FEB 23	70,512	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP JAN 23	59,172	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP JUL 23	5,311	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP JUN 23	26,755	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP MAY 23	32,226	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP NOV 23	5,181	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP OCT 23	5,191	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP SEP 23	5,241	–
CAL CARB ALLOW V2023 (IFE) EXP DEC 23	3,848,227	–
CANADA 10YR BOND FUTURE (MSE) EXP MAR 23	452,236	–
CCP IRS R SOFR P 2.18000% PUT JAN 24 002.180 ED 011124	300,000	31,692
CCP OIS R SOFR P 2.78500% CALL APR 24 002.785 ED 040824	200,000	833
CCP OIS R SOFR P 2.83500% CALL APR 24 002.835 ED 040824	200,000	794
CCP OIS R SOFR P 2.99250% CALL OCT 23 002.993 ED 101123	100,000	648
CCP_CDS._SP UL BRITISH TELECOM REC 100BPS 2028 JUN 20	100,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP_CDS._SP UL JAGUAR LAND ROV REC 500BPS 2026 JUN 20	200,000	–
CCP_CDX. BP UL CDX.NA.IG.38 CM PAY 100BPS 2032 JUN 20	700,000	6,498
CCP_CDX. BP UL CDX.NA.IG.39 CM PAY 100BPS 2032 DEC 20	3,800,000	49,995
CCP_CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2029 JUN 20	4,000,000	3,631
CCP_CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2032 DEC 20	1,100,000	21,094
CCP_CDX._BP UL CDX.NA.IG.38 CM PAY 100BPS 2032 JUN 20	700,000	–
CCP_CDX._BP UL CDX.NA.IG.39 CM PAY 100BPS 2032 DEC 20	3,800,000	–
CCP_CDX._BP UL ITRAXX EUROPE S PAY 100BPS 2032 DEC 20	1,100,000	–
CCP_IRS R US0003M P US0001M 2023 APR 27	2,900,000	463
CCP_IRS. P SGD-SORA-COMPOUND C REC 3.25% 2027 DEC 21	210,000	725
CCP_IRS. P SGD-SORA-COMPOUND C REC 3.75% 2027 DEC 21	320,000	6,829
CCP_IRS. P USD-SOFR-COMPOUND C REC 3.9% 2029 JUN 30	300,000	4,267
CCP_IRS. R AUD-BBR-BBSW 3M CME PAY 3.75% 2024 MAR 15	9,100,000	18,969
CCP_IRS. R AUD-BBR-BBSW 6M CME PAY 2.25% 2032 FEB 11	150,000	17,348
CCP_IRS. R CNY-CNREPOFIX=CFXS- PAY 2.25% 2027 DEC 21	900,000	3,043
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.0% 2036 MAR 17	200,000	72,596
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.05% 2050 MAY 27	50,000	21,890
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 1.5% 2053 MAR 15	1,550,000	339,326
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 3.0% 2033 MAR 15	510,000	3,313
CCP_IRS. R JPY-TONA-OIS-COMPOUND PAY 0.4% 2039 JUN 19	100,000,000	94,774
CCP_IRS. R SGD-SORA-COMPOUND C PAY 1.25% 2024 MAR 16	1,500,000	37,201
CCP_IRS. R SGD-SORA-COMPOUND C PAY 2.5% 2032 SEP 21	200,000	6,489
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 0.5% 2026 JUN 16	2,100,000	246,754
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 0.75% 2031 MAR 30	735,000	160,693
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 2026 DEC 15	2,000,000	206,824
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.0% 2026 DEC 15	2,100,000	216,345
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.0% 2027 JUN 15	800,000	91,229
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.75% 2027 JUN 15	7,490,000	627,025
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.75% 2032 JUN 15	3,960,000	572,080
CCP_IRS. R USD-SOFR-COMPOUND C PAY 2.96% 2026 NOV 30	8,200,000	273,722
CCP_IRS. R USD-SOFR-COMPOUND C PAY 3.83% 2032 MAY 15	200,000	4,892
CCP_IRS._P AUD-BBR-BBSW 6M CME REC 4.25% 2032 SEP 15	200,000	–
CCP_IRS._P AUD-BBR-BBSW 6M CME REC 4.25% 2033 MAR 15	400,000	–
CCP_IRS._P AUD-BBR-BBSW 6M CME REC 4.5% 2032 SEP 15	5,700,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.22% 2025 MAR 03	1,400,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.25% 2031 JUN 16	100,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.5% 2025 JUN 17	500,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.5% 2030 JUN 17	900,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.71% 2029 OCT 02	200,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 0.55% 2024 AUG 10	100,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 0.65% 2027 APR 12	200,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 0.65% 2027 MAY 11	200,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 0.7% 2027 APR 11	100,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 1.0% 2027 MAY 18	400,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 1.5% 2025 MAR 15	3,500,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 1.5% 2028 MAR 15	4,900,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 1.75% 2033 MAR 15	5,110,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 2.25% 2037 SEP 21	880,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 3.0% 2027 MAR 19	1,160,000	–
CCP_IRS._P EUR-EUROSTR-COMPOUND REC 1.0% 2024 NOV 23	1,700,000	–
CCP_IRS._P GBP-SONIA-COMPOUND REC 2.0% 2033 MAR 15	1,700,000	–
CCP_IRS._P GBP-SONIA-COMPOUND REC 2.0% 2053 MAR 15	100,000	–
CCP_IRS._P GBP-SONIA-COMPOUND REC 2.25% 2028 MAR 15	800,000	–
CCP_IRS._P GBP-SONIA-COMPOUND REC 2.5% 2025 MAR 15	300,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP_IRS._P JPY-TONA-OIS-COMPOUND REC 0.0% 2026 DEC 15	40,000,000	–
CCP_IRS._P JPY-TONA-OIS-COMPOUND REC 0.0% 2031 MAR 17	60,000,000	–
CCP_IRS._P JPY-TONA-OIS-COMPOUND REC 0.05% 2031 DEC 15	20,000,000	–
CCP_IRS._P JPY-TONA-OIS-COMPOUND REC 0.1% 2027 MAR 15	130,000,000	–
CCP_IRS._P JPY-TONA-OIS-COMPOUND REC 0.8% 2052 JUN 15	30,000,000	–
CCP_IRS._P KRW-CD-KSDA-BLOOMBE REC 3.0% 2027 SEP 21	1,278,350,000	–
CCP_IRS._P NZD-BBR-FRA 3M CME REC 3.0% 2023 DEC 15	2,000,000	–
CCP_IRS._P NZD-BBR-FRA 3M CME REC 3.0% 2023 NOV 01	2,100,000	–
CCP_IRS._P NZD-BBR-FRA 3M CME REC 3.75% 2027 JUN 15	400,000	–
CCP_IRS._P NZD-BBR-FRA 3M CME REC 4.0% 2024 JUN 14	5,600,000	–
CCP_IRS._P SEK-STIBOR-SIDE 3M REC 1.0% 2029 JUN 19	800,000	–
CCP_IRS._P SGD-SORA-COMPOUND C REC 2.5% 2027 SEP 21	200,000	–
CCP_IRS._P SGD-SORA-COMPOUND C REC 2.75% 2027 JUN 15	900,000	–
CCP_IRS._P SGD-SORA-COMPOUND C REC 2.75% 2027 SEP 21	569,000	–
CCP_IRS._P SGD-SORA-COMPOUND C REC 3.0% 2027 JUN 15	800,000	–
CCP_IRS._P SGD-SORA-COMPOUND C REC 3.25% 2027 DEC 21	210,000	–
CCP_IRS._P SGD-SORA-COMPOUND C REC 3.75% 2027 DEC 21	320,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.25% 2023 MAR 30	200,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.4% 2028 JAN 15	2,800,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.5% 2023 DEC 15	4,500,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.75% 2022 DEC 16	100,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.5% 2028 DEC 15	1,700,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.55% 2029 JAN 20	100,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.63% 2029 JAN 20	400,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 2.0% 2051 DEC 15	400,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 0.25% 2023 DEC 15	4,300,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.0% 2029 JUN 15	4,800,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.25% 2028 DEC 15	800,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.5% 2052 JUN 15	575,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.62% 2029 FEB 09	300,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.7% 2031 NOV 15	2,000,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.75% 2024 JUN 15	7,000,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.75% 2052 JUN 15	970,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.89% 2029 MAR 22	400,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.94% 2029 MAR 25	500,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.18% 2029 APR 21	400,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.89% 2032 MAY 15	1,800,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 3.45% 2029 JUN 30	500,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 3.9% 2029 JUN 30	300,000	–
CCP_IRS._P ZAR-JIBAR-SAFEX 3M REC 7.25% 2023 JUN 20	2,500,000	–
CCP_IRS._R AUD-BBR-BBSW 3M CME PAY 3.75% 2024 MAR 15	9,100,000	–
CCP_IRS._R AUD-BBR-BBSW 6M CME PAY 2.25% 2032 FEB 11	150,000	–
CCP_IRS._R CNY-CNREPOFIX=CFXS- PAY 2.25% 2027 DEC 21	900,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS 0.000% .0% 2036 MAR 17	200,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 0.05% 2050 MAY 27	50,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 1.5% 2053 MAR 15	1,550,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 3.0% 2033 MAR 15	510,000	–
CCP_IRS._R JPY-TONA-OIS-COMPOUND PAY 0.4% 2039 JUN 19	100,000,000	–
CCP_IRS._R SGD-SORA-COMPOUND C PAY 1.25% 2024 MAR 16	1,500,000	–
CCP_IRS._R SGD-SORA-COMPOUND C PAY 2.5% 2032 SEP 21	200,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 0.5% 2026 JUN 16	2,100,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 0.75% 2031 MAR 30	735,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.25% 2026 DEC 15	2,000,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.0% 2026 DEC 15	2,100,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.0% 2027 JUN 15	800,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.75% 2027 JUN 15	7,490,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.75% 2032 JUN 15	3,960,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 2.96% 2026 NOV 30	8,200,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 3.83% 2032 MAY 15	200,000	–
CCP_IRS_R US0003M P US0001M 2023 APR 27	2,900,000	–
CCP_OIS. R INR-FBIL-MIBOR-OIS- PAY 5.75% 2027 MAR 16	73,707,000	22,045
CCP_OIS. R USD-SOFR-COMPOUND 1 PAY 1.75% 2029 JUN 15	700,000	76,087
CCP_OIS._P INR-FBIL-MIBOR-OIS- REC 6.25% 2024 SEP 21	122,100,000	–
CCP_OIS._P INR-FBIL-MIBOR-OIS- REC 6.5% 2024 SEP 21	26,010,000	–
CCP_OIS._R INR-FBIL-MIBOR-OIS- PAY 5.75% 2027 MAR 16	73,707,000	–
CCP_OIS._R USD-SOFR-COMPOUND 1 PAY 1.75% 2029 JUN 15	700,000	–
CCP_ZCS._P GBP-SONIA-COMPOUND REC 0.01% 2023 FEB 07	3,450,000	–
CCS AUD R US3ML +29.75 MYC 2030 OCT 14	200,000	137,600
CCS AUD R US3ML/AUD3MBBSW+42.2 P 2029 AUG 27	700,000	475,793
CCS AUD R US3ML-AUD3MBBSW+29 2031 JAN 04	700,000	3,149
CCS R US3ML-AUD3MBBSW+42 2029 JUL 31	800,000	543,765
CDS. SP UL REPUBLIC OF ITALY R 100BPS 2025 JUN 20	300,000	1,331
CDS._BP UL PEOPLE’S REPUBLIC O P 100BPS 2022 DEC 20	2,100,000	–
CDS._BP UL PEOPLE’S REPUBLIC O P 100BPS 2023 JUN 20	700,000	–
CDS._SP UL REPUBLIC OF ITALY R 100BPS 2025 JUN 20	300,000	–
CDS_BP UL PEOPLE’S REPUBLIC O P 100BPS 2023 JUN 20	400,000	–
CDS_BP UL REPUBLIC OF KOREA P 100BPS 2023 JUN 20	1,000,000	–
CMD FWD EURMARG3 1Q23 BPS 2023 MAR 31	1,200	1,884
COCOA FUTURE (NYB) EXP MAR 23	156,006	–
COFFEE ‘C’ FUTURE (NYB) EXP JUL 23	249,904	–
COFFEE ‘C’ FUTURE (NYB) EXP MAR 23	250,954	–
COM FWD EURMARG3 1Q23 JPM 2023 MAR 31	1,200	2,432
COM FWD EURMARG3 CAL23 JPM 2023 DEC 31	7,200	25,333
COM FWD EURMARG3 CAL23 MYC 2023 DEC 31	2,400	8,479
COM FWD GOLDLNPM 1712 JPM 2023 OCT 19	400	34,420
COMMIT TO PUR FNMA SF MTG 2.000% 01/01/38 DD 01/01/23	1,300,000	142,492
COMMIT TO PUR FNMA SF MTG 2.000% 01/01/53 DD 01/01/23	7,800,000	1,443,358
COMMIT TO PUR FNMA SF MTG 2.000% 12/01/52 DD 12/01/22	7,700,000	1,424,841
COMMIT TO PUR FNMA SF MTG 3.000% 12/01/52 DD 12/01/22	2,000,000	242,689
COMMIT TO PUR FNMA SF MTG 4.500% 01/01/53 DD 01/01/23	900,000	33,047
COMMIT TO PUR FNMA SF MTG 6.000% 02/01/53 DD 02/01/23	700,000	10,008
CORN FUTURE (CBT) EXP DEC 23	61,077	–
CORN FUTURE (CBT) EXP MAR 23	1,899,856	–
COTTON NO 2 FUTURE (NYB) EXP JUL 23	83,382	–
CRUDE OIL FUTURE (NYM) EXP DEC 25	810,012	–
ECX EMISSION (EDX) EXP MAR 23	173,942	–
EURO-BOBL FUTURE (EUX) EXP MAR 23	617,676	–
EURO-BTP FUTURE (EUX) EXP MAR 23	1,278,705	–
EURO-BUND FUTURE (EUX) EXP MAR 23	851,223	–
EURO-BUXL 30Y BND FUTURE (EUX) EXP MAR 23	288,672	–
EURO-OAT FUTURE (EUX) EXP MAR 23	3,124,824	–
FRENCH REPUBLIC GOVERNMENT PUT MAY 25 97.000 ED 05/23/25	200,000	77,658
GAS OIL FUTURE (ICE) EXP DEC 23	701,334	–
GASOLINE RBOB FUTURE (NYM) EXP DEC 23	94,976	–
GASOLINE RBOB FUTURE (NYM) EXP JUN 23	981,977	–
GASOLINE RBOB FUTURE (NYM) EXP MAR 23	312,269	–
GOLD 100 OZ FUTURE (CMX) EXP APR 23	184,221	–
GOLD 100 OZ FUTURE (CMX) EXP AUG 23	374,722	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
GOLD 100 OZ FUTURE (CMX) EXP FEB 23	25,019,077	–
HENRY HB LD1 (IFE) EXP FEB 24	36,993	–
HENRY HB LD1 (IFE) EXP FEB 25	37,278	–
HENRY HB LD1 (IFE) EXP JAN 24	38,381	–
HENRY HB LD1 (IFE) EXP JAN 25	38,681	–
HENRY HB LD1 (IFE) EXP MAR 24	32,906	–
HENRY HB LD1 (IFE) EXP MAR 25	34,128	–
HENRY HB LD1 FUTURE (IFE) EXP APR 24	28,766	–
HENRY HB LD1 FUTURE (IFE) EXP APR 25	29,703	–
HENRY HB LD1 FUTURE (IFE) EXP DEC 24	36,423	–
HENRY HB LD1 FUTURE (IFE) EXP DEC 25	37,376	–
HENRY HB LD1 FUTURE (IFE) EXP MAY 24	28,451	–
HENRY HB LD1 FUTURE (IFE) EXP MAY 25	29,411	–
HENRY HB LD1 FUTURE (IFE) EXP NOV 24	32,771	–
HENRY HB LD1 FUTURE (IFE) EXP NOV 25	34,113	–
HENRY HB LD1 FUTURE (IFE) EXP OCT 24	30,326	–
HENRY HB LD1 FUTURE (IFE) EXP OCT 25	31,691	–
HENRY HUB LD1 FUTURE (IFE) EXP AUG 24	29,958	–
HENRY HUB LD1 FUTURE (IFE) EXP AUG 25	31,023	–
HENRY HUB LD1 FUTURE (IFE) EXP JUL 24	29,771	–
HENRY HUB LD1 FUTURE (IFE) EXP JUL 25	30,723	–
HENRY HUB LD1 FUTURE (IFE) EXP JUN 24	29,081	–
HENRY HUB LD1 FUTURE (IFE) EXP JUN 25	30,086	–
HENRY HUB LD1 FUTURE (IFE) EXP SEP 24	29,666	–
HENRY HUB LD1 FUTURE (IFE) EXP SEP 25	30,948	–
HSTN V. WTI TRD M FUTURE (NYM) EXP APR 23	1,051	–
HSTN V. WTI TRD M FUTURE (NYM) EXP AUG 23	1,481	–
HSTN V. WTI TRD M FUTURE (NYM) EXP DEC 23	1,551	–
HSTN V. WTI TRD M FUTURE (NYM) EXP FEB 23	751	–
HSTN V. WTI TRD M FUTURE (NYM) EXP JUL 23	1,451	–
HSTN V. WTI TRD M FUTURE (NYM) EXP JUN 23	1,351	–
HSTN V. WTI TRD M FUTURE (NYM) EXP MAR 23	801	–
HSTN V. WTI TRD M FUTURE (NYM) EXP MAY 23	1,201	–
HSTN V. WTI TRD M FUTURE (NYM) EXP NOV 23	1,531	–
HSTN V. WTI TRD M FUTURE (NYM) EXP OCT 23	1,501	–
HSTN V. WTI TRD M FUTURE (NYM) EXP SEP 23	1,501	–
ICE NEWC COAL FUTURE (ICE) EXP FEB 23	726,002	–
ICE NEWC COAL FUTURE (ICE) EXP JAN 23	779,202	–
ICE NEWC COAL FUTURE (ICE) EXP MAR 23	679,102	–
IRON ORE 62% (SGX) EXP MAR 23	345,870	–
IRS. R MYR-KLIBOR 3M P 3.25% 2032 MAR 16	2,300,000	33,121
IRS. R MYR-KLIBOR 3M P 3.5% 2027 SEP 21	2,000,000	4,611
IRS. R MYR-KLIBOR 3M P 3.5% 2032 MAR 16	700,000	6,768
IRS. R MYR-KLIBOR 3M P 3.75% 2027 SEP 21	200,000	44
IRS._R MYR-KLIBOR 3M P 3.25% 2032 MAR 16	2,300,000	–
IRS._R MYR-KLIBOR 3M P 3.5% 2027 SEP 21	2,000,000	–
IRS._R MYR-KLIBOR 3M P 3.5% 2032 MAR 16	700,000	–
IRS._R MYR-KLIBOR 3M P 3.75% 2027 SEP 21	200,000	–
IRS._R THB-THOR-OIS COMPOUND 1 P 2.0% 2024 SEP 21	55,330,000	–
IRS._R THB-THOR-OIS COMPOUND 1 P 2.25% 2027 SEP 21	12,500,000	–
JETCIFNWE VS BNT1S FUTURE (ISF) EXP APR 23	32,328	–
JETCIFNWE VS BNT1S FUTURE (ISF) EXP AUG 23	29,234	–
JETCIFNWE VS BNT1S FUTURE (ISF) EXP DEC 23	27,378	–
JETCIFNWE VS BNT1S FUTURE (ISF) EXP JUL 23	29,626	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
JETCIFNWE VS BNT1S FUTURE (ISF) EXP JUN 23	30,169	–
JETCIFNWE VS BNT1S FUTURE (ISF) EXP MAY 23	30,797	–
JETCIFNWE VS BNT1S FUTURE (ISF) EXP NOV 23	27,774	–
JETCIFNWE VS BNT1S FUTURE (ISF) EXP OCT 23	28,404	–
JETCIFNWE VS BNT1S FUTURE (ISF) EXP SEP 23	28,830	–
JPN 10Y BOND FUTURE (OSE) EXP MAR 23	5,512,150	–
KC HRW WHEAT FUTURE (CBT) EXP JUL 23	43,826	–
KC HRW WHEAT FUTURE (CBT) EXP MAR 23	266,406	–
LEAD FUTURE (LME) EXP MAR 23	346,431	–
LEAN HOGS FUTURE (CME) EXP APR 23	495,573	–
LIVE CATTLE FUTURE (CME) EXP APR 23	323,605	–
LONG GILT FUTURE (ICF) EXP MAR 23	600,854	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP APR 23	29,798	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP AUG 23	26,681	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP DEC 23	24,689	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP JUL 23	26,989	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP JUN 23	27,289	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP MAY 23	28,083	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP NOV 23	25,167	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP OCT 23	25,890	–
LOSULGO1 VS BNT1S FUTURE (ISF) EXP SEP 23	26,397	–
LOW SU GASOIL G FUTURE (ICE) EXP APR 23	171,002	–
LOW SU GASOIL G FUTURE (ICE) EXP FEB 23	2,174,424	–
LOW SU GASOIL G FUTURE (ICE) EXP JAN 23	1,197,313	–
LOW SU GASOIL G FUTURE (ICE) EXP JUN 23	737,109	–
LOW SU GASOIL G FUTURE (ICE) EXP MAR 23	794,259	–
LOW SU GASOIL G FUTURE (ICE) EXP SEP 23	1,441,368	–
MILL WHEAT EURO FUTURE (EOP) EXP MAR 23	346,570	–
NATURAL GAS FUTURE (NYM) EXP APR 23	979,275	–
NATURAL GAS FUTURE (NYM) EXP AUG 23	83,262	–
NATURAL GAS FUTURE (NYM) EXP DEC 23	146,313	–
NATURAL GAS FUTURE (NYM) EXP FEB 23	89,502	–
NATURAL GAS FUTURE (NYM) EXP JAN 24	1,738,454	–
NATURAL GAS FUTURE (NYM) EXP JAN 25	672,503	–
NATURAL GAS FUTURE (NYM) EXP JUL 23	124,713	–
NATURAL GAS FUTURE (NYM) EXP MAR 23	164,164	–
NATURAL GAS FUTURE (NYM) EXP MAR 24	835,639	–
NATURAL GAS FUTURE (NYM) EXP MAY 23	982,775	–
NATURAL GAS FUTURE (NYM) EXP OCT 23	626,115	–
NATURAL GAS FUTURE (NYM) EXP OCT 24	527,163	–
NATURAL GAS FUTURE (NYM) EXP SEP 23	82,202	–
NICKEL FUTURE (LME) EXP MAR 23	360,542	–
NY HARB ULSD FUTURE (NYM) EXP DEC 23	119,016	–
NY HARB ULSD FUTURE (NYM) EXP JUN 23	985,798	–
NY HARB ULSD FUTURE (NYM) EXP MAR 23	400,582	–
PALLADIUM FUTURE (NYM) EXP MAR 23	179,801	–
PLATINUM FUTURE (NYM) EXP APR 23	108,292	–
PRI ALUMINUM FUTURE (LME) EXP MAR 23	770,916	–
RED WHEAT FUTURE (MGE) EXP MAR 23	46,939	–
RTD MONTH COA (ICE) EXP FEB 23	190,001	–
RTD MONTH COA (ICE) EXP JAN 23	190,501	–
RTD MONTH COA (ICE) EXP MAR 23	188,701	–
SHORT EURO-BTP FUTURE (EUX) EXP MAR 23	2,131,413	–
SILVER FUTURE (CMX) EXP MAR 23	360,603	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SNG GSOIL V LOW SU (ISF) EXP FEB 23	6,660	–
SNG GSOIL V LOW SU (ISF) EXP MAR 23	5,518	–
SOYBEAN FUTURE (CBT) EXP JUL 23	76,664	–
SOYBEAN FUTURE (CBT) EXP MAR 23	990,613	–
SOYBEAN FUTURE (CBT) EXP NOV 23	141,677	–
SOYBEAN MEAL FUTURE (CBT) EXP JUL 23	136,293	–
SOYBEAN MEAL FUTURE (CBT) EXP MAR 23	1,460,131	–
SOYBEAN OIL FUTURE (CBT) EXP JUL 23	76,274	–
SOYBEAN OIL FUTURE (CBT) EXP MAR 23	115,329	–
SUGAR #11 WORLD FUTURE (NYB) EXP JUL 23	261,802	–
TRS EL COMM JMABNIC5 INDEX P 0% 2023 FEB 15	3,977,441	111,416
TRS EL COMM SPGCESTR INDEX P TBILL 3M+16 BPS 15 FEB 2023	56,582,335	972,085
TRS EL COMM SPGCESTR INDEX P TBILL 3M+17 BPS 15 FEB 2023	11,744,990	203,646
TRS EL COMM SWAP BCOM INDEX P 0% 2022 DEC 16	61,870	–
TRS EL COMM SWAP BCOM INDEX P 0% 2023 FEB 08	129,649	3,398
TRS EL COMM SWAP BCOM INDEX P 0% 2023 JAN 20	362,568	9,006
TRS EL COMM SWAP BCOM INDEX P 0% 2023 MAR 16	568,064	52,508
TRS EL COMM SWAP CIBZC17F P 0% 2023 FEB 15	170,933	3,645
TRS EL COMM SWAP MQCP235E P 0% 2023 FEB 15	162,994	3,018
TRS EL COMM SWAP SPGCESTR INDX P TBILL 16 BPS 2023 FEB 15	35,325,061	534,115
TRS EL COMM SWAP SPGCESTR P TBILDI3M 17 BPS 2023 FEB 15	11,170,993	223,666
TRS EL COMM SWAP SPGCESTR P TBILL +16 BPS 2023 FEB 15	24,481,515	442,087
TRS EL IBOXIG INDEX P SOFR 20 SEP 2023	6,465,000	–
TRS EL JMABFNJ2 INDEX P 0% 2023 DEC 29	1,732,812	–
TRS FL COMM SWAP SPGCESTR P TBILL +16 BPS 2023 FEB 15	46,772	–
TRS_FL COMM CB BCKTBC11 INDEX P 0%+12 BPS 15 FEB 2023	56,439	–
TRS_FL COMM JMABNIC5 INDEX P 0% 2023 FEB 15	23,533	–
TRS_FL COMM SPGCESTR INDEX P TBILL 3M+16 BPS 15 FEB 2023	100,603	–
TRS_FL COMM SPGCESTR INDEX P TBILL 3M+17 BPS 15 FEB 2023	21,081	–
TRS_FL COMM SWAP BCOM INDEX P 0% 2023 FEB 08	976	–
TRS_FL COMM SWAP BCOM INDEX P 0% 2023 JAN 20	2,949	–
TRS_FL COMM SWAP BCOM INDEX P 0% 2023 MAR 16	4,732	–
TRS_FL COMM SWAP BCOMTR INDEX P TBILL +12 BPS 2023 FEB 15	3,543	–
TRS_FL COMM SWAP BCOMTR INDEX P TBILL +13 BPS 2023 FEB 15	3,507	–
TRS_FL COMM SWAP CIBZC17F 0.000% 02/15/23 DD 02/15/22	1,155	–
TRS_FL COMM SWAP JMABFNJ2 JPM P 0% 2022 DEC 30	17,294	–
TRS_FL COMM SWAP MQCP235E P 0% 2023 FEB 15	1,120	–
TRS_FL COMM SWAP SPGCESTR INDX P TBILL 16 BPS 2023 FEB 15	55,275	–
TRS_FL COMM SWAP SPGCESTR P TBILDI3M 17 BPS 2023 FEB 15	21,003	–
TRS_FL IBOXIG INDEX P SOFR 20 SEP 2023	6,465,000	–
TRS_FL JMABFNJ2 INDEX P 0% 2023 DEC 29	17,294	–
TTF NAT GAS F FUTURE (EDX) EXP APR 23	250,519	–
TTF NAT GAS F FUTURE (EDX) EXP MAR 23	124,205	–
TTF NAT GAS F FUTURE (EDX) EXP MAY 23	125,137	–
US 10YR NOTE FUTURE (CBT) EXP MAR 23	14,711,022	–
US 10YR ULTRA FUTURE (CBT) EXP MAR 23	4,376,443	–
US 2YR NOTE FUTURE (CBT) EXP MAR 23	39,170,113	–
US 5YR NOTE FUTURE (CBT) EXP MAR 23	20,183,039	–
US LONG BOND FUTURE (CBT) EXP MAR 23	3,258,964	–
US ULTRA BOND (CBT) EXP MAR 23	1,611,762	–
VARS GOLDLNPM 0.06325225 JPM 2026 APR 10	14,156,000	87,047
WHEAT FUTURE (CBT) EXP JUL 23	200,755	–
WHEAT FUTURE (CBT) EXP MAR 23	79,202	–
WTI CRUDE FUTURE (ICE) EXP DEC 23	1,932,775	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
WTI CRUDE FUTURE (ICE) EXP JUN 23	1,604,020	–
WTI CRUDE FUTURE (ICE) EXP MAR 23	1,609,020	–
WTI CRUDE FUTURE (NYM) EXP DEC 23	4,097,483	–
WTI CRUDE FUTURE (NYM) EXP DEC 24	1,952,397	–
WTI CRUDE FUTURE (NYM) EXP JUN 23	4,090,251	–
WTI CRUDE FUTURE (NYM) EXP JUN 24	820,501	–
WTI CRUDE FUTURE (NYM) EXP MAR 23	3,057,138	–
WTI CRUDE FUTURE (NYM) EXP SEP 23	157,702	–
WTI-BRENT ICE SW FUTURE (NYM) EXP APR 23	4,361	–
WTI-BRENT ICE SW FUTURE (NYM) EXP AUG 23	3,861	–
WTI-BRENT ICE SW FUTURE (NYM) EXP DEC 23	4,061	–
WTI-BRENT ICE SW FUTURE (NYM) EXP FEB 23	5,161	–
WTI-BRENT ICE SW FUTURE (NYM) EXP JAN 23	5,571	–
WTI-BRENT ICE SW FUTURE (NYM) EXP JUL 23	3,891	–
WTI-BRENT ICE SW FUTURE (NYM) EXP JUN 23	3,961	–
WTI-BRENT ICE SW FUTURE (NYM) EXP MAR 23	4,751	–
WTI-BRENT ICE SW FUTURE (NYM) EXP MAY 23	4,081	–
WTI-BRENT ICE SW FUTURE (NYM) EXP NOV 23	4,031	–
WTI-BRENT ICE SW FUTURE (NYM) EXP OCT 23	3,981	–
WTI-BRENT ICE SW FUTURE (NYM) EXP SEP 23	3,931	–
ZINC FUTURE (LME) EXP MAR 23	74,414	–
Total Derivative Assets		$10,623,974
Total Investment Assets (at fair value)		$9,412,433,047
Separately Managed Accounts
Derivative Liabilities
3 MONTH SOFR FUTURE (CME) DEC 23 CALL DEC 23 098.000 ED 121523	2	$(250)
3 MONTH SOFR FUTURE (CME) DEC 23 PUT DEC 23 096.500 ED 121523	2	(5,988)
BLOOMBERG COMMODITY INDEX (BCO CALL JAN 23 119.900 ED 012023	8,011	(3,088)
BLOOMBERG COMMODITY INDEX OTC CALL FEB 23 130.560 ED 020823	7,160	(665)
BLOOMBERG COMMODITY INDEX OTC PUT MAR 23 105.000 ED 031623	18,300	(31,927)
BRENT CRUDE FUTURE (ICE) APR 23 CALL APR 23 094.000 ED 022323	4	(10,040)
BRENT CRUDE FUTURE (ICE) MAR 23 CALL MAR 23 090.000 ED 012623	10	(20,200)
BRENT CRUDE FUTURE (ICE) MAR 23 CALL MAR 23 095.000 ED 012623	3	(2,580)
BRENT CRUDE FUTURE (ICE) MAR 23 PUT MAR 23 065.000 ED 012623	6	(660)
BRENT CRUDE FUTURE (ICE) PUT APR 23 080.000 ED 042520	14	(85,400)
CCP IRS R 0.55000% P EUR003M CALL MAY 23 000.550 ED 051223	300,000	–
CCP IRS R 0.7% P EUR003M CALL APR 23 000.700 ED 042823	700,000	(1)
CCP IRS R 2.10000% P EUR003M PUT MAY 23 002.100 ED 051223	300,000	(4,852)
CCP IRS R 2.25000% P EUR003M PUT APR 23 002.250 ED 042823	700,000	(10,188)
CCP IRS R SOFR P 2.31000% PUT JAN 24 002.310 ED 011124	2,800,000	(45,939)
CCP IRS R SOFR P 2.68750% CALL APR 24 002.688 ED 040224	300,000	(802)
CCP IRS R SOFR P 2.68750% PUT APR 24 002.688 ED 040224	300,000	(3,587)
CCP IRS R SONIA P 0.82% CALL DEC 24 000.820 ED 121624	800,000	(800)
CCP OIS R SOFR P 2.15000% CALL DEC 23 002.150 ED 120123	200,000	(158)
CCP OIS R SOFR P 2.78500% PUT APR 24 002.785 ED 040824	200,000	(791)
CCP OIS R SOFR P 2.835 (OTC) PUT APR 24 002.835 ED 040824	200,000	(738)
CCP OIS R SOFR P 2.84500% CALL NOV 23 002.845 ED 111323	300,000	(490)
CCP OIS R SOFR P 2.84500% PUT NOV 23 002.845 ED 111323	300,000	(4,227)
CCP OIS R SOFR P 2.92 (OTC) PUT OCT 23 002.920 ED 101323	100,000	(1,389)
CCP OIS R SOFR P 2.92000% CALL OCT 23 002.920 ED 101323	100,000	(109)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP OIS R SOFR P 2.99250% PUT OCT 23 002.993 ED 101123	100,000	(4,050)
CCP OIS R SOFR P 3.00000% CALL JAN 23 003.000 ED 011923	100,000	(25)
CCP OIS R SOFR P 3.02000% CALL NOV 23 003.020 ED 110623	700,000	(1,264)
CCP OIS R SOFR P 3.02000% PUT NOV 23 003.020 ED 110623	700,000	(9,013)
CCP OIS R SOFR P 3.15% CALL JAN 23 003.150 ED 010923	400,000	(3)
CCP OIS R SOFR P 3.20000% CALL JAN 23 003.200 ED 011223	200,000	(9)
CCP OIS R SOFR P 3.27000% CALL JAN 23 003.270 ED 012323	200,000	(163)
CCP OIS R SOFR P 3.50000% PUT JAN 23 003.500 ED 011923	100,000	(1,165)
CCP OIS R SOFR P 3.65% PUT JAN 23 003.650 ED 010923	400,000	(2,503)
CCP OIS R SOFR P 3.65000% PUT DEC 23 003.650 ED 120123	200,000	(1,521)
CCP OIS R SOFR P 3.77000% PUT JAN 23 003.770 ED 012323	200,000	(894)
CCP OIS R SOFR P 3.80000% PUT JAN 23 003.800 ED 011223	200,000	(597)
CCP_CDS. SP UL BRITISH TELECOM REC 100BPS 2028 JUN 20	100,000	(3,425)
CCP_CDS. SP UL JAGUAR LAND ROV REC 500BPS 2026 JUN 20	200,000	(25,975)
CCP_IRS. P AUD-BBR-BBSW 6M CME REC 4.25% 2032 SEP 15	200,000	(3,132)
CCP_IRS. P AUD-BBR-BBSW 6M CME REC 4.25% 2033 MAR 15	400,000	(7,245)
CCP_IRS. P AUD-BBR-BBSW 6M CME REC 4.5% 2032 SEP 15	5,700,000	(54,598)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.22% 2025 MAR 03	1,400,000	(67,792)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.25% 2031 JUN 16	100,000	(13,212)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.5% 2025 JUN 17	500,000	(23,942)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.5% 2030 JUN 17	900,000	(94,794)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.71% 2029 OCT 02	200,000	(17,373)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 0.55% 2024 AUG 10	100,000	(4,498)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 0.65% 2027 APR 12	200,000	(21,443)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 0.65% 2027 MAY 11	200,000	(21,967)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 0.7% 2027 APR 11	100,000	(10,494)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 1.0% 2027 MAY 18	400,000	(38,011)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 1.5% 2025 MAR 15	3,500,000	(137,542)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 1.5% 2028 MAR 15	4,900,000	(420,552)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 1.75% 2033 MAR 15	5,110,000	(673,269)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 2.25% 2037 SEP 21	880,000	(96,738)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 3.0% 2027 MAR 19	1,160,000	(2,152)
CCP_IRS. P EUR-EUROSTR-COMPOUND REC 1.0% 2024 NOV 23	1,700,000	(72,459)
CCP_IRS. P GBP-SONIA-COMPOUND REC 2.0% 2033 MAR 15	1,700,000	(288,006)
CCP_IRS. P GBP-SONIA-COMPOUND REC 2.0% 2053 MAR 15	100,000	(31,368)
CCP_IRS. P GBP-SONIA-COMPOUND REC 2.25% 2028 MAR 15	800,000	(77,437)
CCP_IRS. P GBP-SONIA-COMPOUND REC 2.5% 2025 MAR 15	300,000	(13,537)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.0% 2026 DEC 15	40,000,000	(5,896)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.0% 2031 MAR 17	60,000,000	(31,630)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.05% 2031 DEC 15	20,000,000	(10,516)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.1% 2027 MAR 15	130,000,000	(17,200)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.8% 2052 JUN 15	30,000,000	(30,186)
CCP_IRS. P KRW-CD-KSDA-BLOOMBE REC 3.0% 2027 SEP 21	1,278,350,000	(26,841)
CCP_IRS. P NZD-BBR-FRA 3M CME REC 3.0% 2023 DEC 15	2,000,000	(28,682)
CCP_IRS. P NZD-BBR-FRA 3M CME REC 3.0% 2023 NOV 01	2,100,000	(25,855)
CCP_IRS. P NZD-BBR-FRA 3M CME REC 3.75% 2027 JUN 15	400,000	(11,522)
CCP_IRS. P NZD-BBR-FRA 3M CME REC 4.0% 2024 JUN 14	5,600,000	(53,686)
CCP_IRS. P SEK-STIBOR-SIDE 3M REC 1.0% 2029 JUN 19	800,000	(9,766)
CCP_IRS. P SGD-SORA-COMPOUND C REC 2.5% 2027 SEP 21	200,000	(4,106)
CCP_IRS. P SGD-SORA-COMPOUND C REC 2.75% 2027 JUN 15	900,000	(10,960)
CCP_IRS. P SGD-SORA-COMPOUND C REC 2.75% 2027 SEP 21	569,000	(7,074)
CCP_IRS. P SGD-SORA-COMPOUND C REC 3.0% 2027 JUN 15	800,000	(3,610)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.25% 2023 MAR 30	200,000	(2,190)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.4% 2028 JAN 15	2,800,000	(457,867)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.5% 2023 DEC 15	4,500,000	(192,301)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.5% 2028 DEC 15	1,700,000	(216,730)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.55% 2029 JAN 20	100,000	(12,653)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.63% 2029 JAN 20	400,000	(48,794)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 2.0% 2051 DEC 15	400,000	(108,631)
CCP_IRS. P USD-SOFR-COMPOUND C REC 0.25% 2023 DEC 15	4,300,000	(184,948)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.0% 2029 JUN 15	4,800,000	(726,105)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.25% 2028 DEC 15	800,000	(103,140)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.5% 2052 JUN 15	575,000	(185,497)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.62% 2029 FEB 09	300,000	(33,473)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.7% 2031 NOV 15	2,000,000	(283,319)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.75% 2024 JUN 15	7,000,000	(294,073)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.75% 2052 JUN 15	970,000	(260,120)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.89% 2029 MAR 22	400,000	(39,309)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.94% 2029 MAR 25	500,000	(47,868)
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.18% 2029 APR 21	400,000	(33,312)
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.89% 2032 MAY 15	1,800,000	(96,858)
CCP_IRS. P USD-SOFR-COMPOUND C REC 3.45% 2029 JUN 30	500,000	(5,751)
CCP_IRS. P ZAR-JIBAR-SAFEX 3M REC 7.25% 2023 JUN 20	2,500,000	(162)
CCP_OIS. P INR-FBIL-MIBOR-OIS- REC 6.25% 2024 SEP 21	122,100,000	(6,039)
CCP_OIS. P INR-FBIL-MIBOR-OIS- REC 6.5% 2024 SEP 21	26,010,000	(16)
CCP_ZCS. P GBP-SONIA-COMPOUND REC 0.01% 2023 FEB 07	3,450,000	(14,906)
CCS USD P US3ML MYC +29.75 MYC 2030 OCT 14	143,680	(148,489)
CCS USD P US3ML-AUD3MBBSW+29 2031 JAN 04	527,380	(6,014)
CCS USD P US3ML-AUD3MBBSW+42 2029 JUL 31	552,000	(552,000)
CDS BP UL PEOPLE’S REPUBLIC O P 100BPS 2023 JUN 20	400,000	(1,366)
CDS BP UL REPUBLIC OF KOREA P 100BPS 2023 JUN 20	1,000,000	(3,193)
CDS. BP UL PEOPLE’S REPUBLIC O P 100BPS 2023 JUN 20	700,000	(2,392)
COMMIT TO PUR FNMA SF MTG 3.000% 02/01/53 DD 02/01/23	2,500,000	(301,451)
COMMIT TO PUR FNMA SF MTG 3.000% 12/01/52 DD 12/01/22	2,000,000	(242,689)
COMMIT TO PUR FNMA SF MTG 3.500% 02/01/53 DD 02/01/23	400,000	(35,966)
COMMIT TO PUR FNMA SF MTG 3.500% 12/01/52 DD 12/01/22	800,000	(72,381)
COMMIT TO PUR FNMA SF MTG 4.000% 03/01/53 DD 03/01/23	2,400,000	(146,341)
COMMIT TO PUR FNMA SF MTG 4.500% 01/01/53 DD 01/01/23	900,000	(33,047)
COMMIT TO PUR FNMA SF MTG 4.500% 02/01/53 DD 02/01/23	4,900,000	(180,113)
EURO-BUND FUTURE MAR 23 CALL FEB 23 146.000 ED 012723	1	(11)
EURO-BUND FUTURE MAR 23 PUT FEB 23 138.500 ED 012723	1	(6,094)
GOLD 100 OZ FUTURE AUG 23 CALL AUG 23 1830.000 ED 072623	5	(57,150)
IRS R 0.451% P EUR006M PUT MAY 25 000.451 ED 052325	200,000	(76,756)
IRS R 0.55000% P EUR003M CALL APR 23 000.550 ED 040323	700,000	–
IRS R 0.55000% P EUR003M CALL APR 23 000.550 ED 040423	400,000	–
IRS R 0.55000% P EUR003M CALL APR 23 000.550 ED 041123	1,000,000	(1)
IRS R 2.10000% P EUR003M PUT APR 23 002.100 ED 040323	700,000	(10,398)
IRS R 2.10000% P EUR003M PUT APR 23 002.100 ED 040423	400,000	(5,977)
IRS R 2.10000% P EUR003M PUT APR 23 002.100 ED 041123	1,000,000	(15,016)
IRS. R THB-THOR-OIS COMPOUND 1 P 2.0% 2024 SEP 21	55,330,000	(2,900)
IRS. R THB-THOR-OIS COMPOUND 1 P 2.25% 2027 SEP 21	12,500,000	(697)
IRS_P US3ML/AUD3MBBSW+42.2 2029 AUG 27	473,620	(473,620)
LONDON GOLD MARKET FIXING LTD CALL OCT 23 2000.000 ED 101923	800	(58,968)
TRS EL COMM CB BCKTBC11 INDEX P 0%+12 BPS 15 FEB 2023	7,152,321	(293)
TRS EL COMM SWAP BCOMTR INDEX P TBILL +12 BPS 2023 FEB 15	831,732	(10,819)
TRS EL COMM SWAP BCOMTR INDEX P TBILL +13 BPS 2023 FEB 15	823,325	(10,713)
TRS EL COMM SWAP JMABFNJ2 JPM P 0% 2022 DEC 30	1,761,537	(21,080)
WTI CRUDE FUTURE (NYM) EXP FEB 23 CALL JAN 23 088.000 ED 011723	1	(490)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
WTI CRUDE FUTURE (NYM) EXP FEB CALL JAN 23 090.000 ED 011723	4	(1,200)
WTI CRUDE FUTURE DEC 23 PUT DEC 23 065.000 ED 11/15/23	1	(6,790)
WTI CRUDE FUTURE FEB 23 PUT FEB 23 070.000 ED 01/17/23	6	(1,923)
Total Derivative Liabilities		$(8,594,967)
Total Investment Liabilities (at fair value)		$(8,594,967)
Total Investment Assets less Investment Liabilities		$9,403,838,080
*Notes Receivable from Participants with interest rates ranging from 3.25% to 6.50% with maturities up to 10 years		$27,888,108
Total Investments, net		$9,431,726,188

*	Denotes party-in-interest

Note: Par value is reflected in the underlying currency of the security, where applicable.

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
Securities Purchased Under Agreements to Resell
BARCLAYS BANK PLC REV REPO 0.060% 03/07/22 DD 03/04/22	5,600,000	$5,600,000
BARCLAYS BANK PLC REV REPO 0.250% 03/24/22 DD 03/23/22	6,000,000	6,000,000
BARCLAYS BANK PLC REV REPO 0.250% 03/25/22 DD 03/24/22	6,000,000	6,000,000
BARCLAYS BANK PLC REV REPO 0.260% 03/28/22 DD 03/25/22	6,900,000	6,900,000
BARCLAYS CAPITAL REV REPO 2.250% 08/05/22 DD 08/04/22	100,000,000	100,000,000
BNP PARIBAS REV REPO 0.250% 04/21/22 DD 04/20/22	21,600,000	21,600,000
BNP PARIBAS REV REPO 0.710% 06/02/22 DD 06/01/22	15,300,000	15,300,000
BNP PARIBAS REV REPO 0.740% 05/27/22 DD 05/26/22	12,800,000	12,800,000
BNP PARIBAS REV REPO 0.740% 06/13/22 DD 06/10/22	74,600,000	74,600,000
BNP PARIBAS REV REPO 0.750% 05/26/22 DD 05/25/22	10,700,000	10,700,000
BNP PARIBAS REV REPO 0.750% 06/10/22 DD 06/09/22	71,900,000	71,900,000
BNP PARIBAS REV REPO 0.770% 06/08/22 DD 06/07/22	50,800,000	50,800,000
BNP PARIBAS REV REPO 0.780% 05/12/22 DD 05/11/22	6,700,000	6,700,000
BNP PARIBAS REV REPO 0.780% 05/13/22 DD 05/12/22	9,900,000	9,900,000
BNP PARIBAS REV REPO 0.780% 05/23/22 DD 05/20/22	11,900,000	11,900,000
BNP PARIBAS REV REPO 0.780% 05/24/22 DD 05/23/22	11,600,000	11,600,000
BNP PARIBAS REV REPO 0.780% 05/25/22 DD 05/24/22	11,400,000	11,400,000
BNP PARIBAS REV REPO 0.790% 05/16/22 DD 05/13/22	9,800,000	9,800,000
BNP PARIBAS REV REPO 0.790% 05/17/22 DD 05/16/22	9,500,000	9,500,000
BNP PARIBAS REV REPO 0.790% 05/19/22 DD 05/18/22	13,200,000	13,200,000
BNP PARIBAS REV REPO 0.790% 06/01/22 DD 05/31/22	14,500,000	14,500,000
BNP PARIBAS REV REPO 0.790% 06/03/22 DD 06/02/22	33,200,000	33,200,000
BNP PARIBAS REV REPO 0.800% 05/18/22 DD 05/17/22	10,100,000	10,100,000
BNP PARIBAS REV REPO 1.360% 06/28/22 DD 06/27/22	74,800,000	74,800,000
BNP PARIBAS REV REPO 1.440% 06/21/22 DD 06/17/22	75,000,000	75,000,000
BNP PARIBAS REV REPO 1.440% 06/23/22 DD 06/22/22	67,900,000	67,900,000
BNP PARIBAS REV REPO 1.450% 06/17/22 DD 06/16/22	70,000,000	70,000,000
BNP PARIBAS REV REPO 1.450% 06/27/22 DD 06/24/22	73,200,000	73,200,000
BNP PARIBAS REV REPO 1.470% 07/27/22 DD 07/26/22	115,800,000	115,800,000
BNP PARIBAS REV REPO 1.470% 07/28/22 DD 07/27/22	117,500,000	117,500,000
BNP PARIBAS REV REPO 1.480% 07/26/22 DD 07/25/22	110,100,000	110,100,000
BNP PARIBAS REV REPO 1.490% 07/13/22 DD 07/12/22	93,100,000	93,100,000
BNP PARIBAS REV REPO 1.490% 07/14/22 DD 07/13/22	87,100,000	87,100,000
BNP PARIBAS REV REPO 1.520% 07/05/22 DD 07/01/22	7,200,000	7,200,000
BNP PARIBAS REV REPO 1.520% 07/25/22 DD 07/22/22	110,300,000	110,300,000
BNP PARIBAS REV REPO 1.540% 07/08/22 DD 07/07/22	77,000,000	77,000,000
BNP PARIBAS REV REPO 1.540% 07/15/22 DD 07/14/22	97,200,000	97,200,000
BNP PARIBAS REV REPO 1.540% 07/18/22 DD 07/15/22	98,300,000	98,300,000
BNP PARIBAS REV REPO 1.540% 07/20/22 DD 07/19/22	83,000,000	83,000,000
BNP PARIBAS REV REPO 2.180% 08/01/22 DD 07/29/22	123,900,000	123,900,000
BNP PARIBAS REV REPO 2.210% 09/21/22 DD 09/20/22	103,800,000	103,800,000
BNP PARIBAS REV REPO 2.220% 07/29/22 DD 07/28/22	121,900,000	121,900,000
BNP PARIBAS REV REPO 2.220% 09/20/22 DD 09/19/22	103,100,000	103,100,000
BNP PARIBAS REV REPO 2.240% 08/15/22 DD 08/12/22	121,500,000	121,500,000
BNP PARIBAS REV REPO 2.240% 08/22/22 DD 08/19/22	121,500,000	121,500,000
BNP PARIBAS REV REPO 2.240% 08/26/22 DD 08/25/22	126,000,000	126,000,000
BNP PARIBAS REV REPO 2.240% 09/01/22 DD 08/31/22	123,700,000	123,700,000
BNP PARIBAS REV REPO 2.240% 09/12/22 DD 09/09/22	97,300,000	97,300,000
BNP PARIBAS REV REPO 2.240% 09/13/22 DD 09/12/22	110,300,000	110,300,000
BNP PARIBAS REV REPO 2.240% 09/14/22 DD 09/13/22	100,900,000	100,900,000
BNP PARIBAS REV REPO 2.240% 09/15/22 DD 09/14/22	105,500,000	105,500,000
BNP PARIBAS REV REPO 2.240% 09/16/22 DD 09/15/22	101,900,000	101,900,000
BNP PARIBAS REV REPO 2.250% 08/03/22 DD 08/02/22	120,200,000	120,200,000

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
BNP PARIBAS REV REPO 2.250% 08/16/22 DD 08/15/22	123,400,000	123,400,000
BNP PARIBAS REV REPO 2.250% 08/18/22 DD 08/17/22	121,100,000	121,100,000
BNP PARIBAS REV REPO 2.250% 08/19/22 DD 08/18/22	121,400,000	121,400,000
BNP PARIBAS REV REPO 2.250% 08/30/22 DD 08/29/22	125,600,000	125,600,000
BNP PARIBAS REV REPO 2.250% 08/31/22 DD 08/30/22	126,700,000	126,700,000
BNP PARIBAS REV REPO 2.250% 09/06/22 DD 09/02/22	111,800,000	111,800,000
BNP PARIBAS REV REPO 2.250% 09/08/22 DD 09/07/22	77,900,000	77,900,000
BNP PARIBAS REV REPO 2.280% 08/23/22 DD 08/22/22	122,700,000	122,700,000
BNP PARIBAS REV REPO 2.280% 08/24/22 DD 08/23/22	122,400,000	122,400,000
BNP PARIBAS REV REPO 2.280% 08/25/22 DD 08/24/22	122,700,000	122,700,000
BNP PARIBAS REV REPO 2.290% 08/05/22 DD 08/04/22	20,200,000	20,200,000
BNP PARIBAS REV REPO 2.290% 08/11/22 DD 08/10/22	64,000,000	64,000,000
BNP PARIBAS REV REPO 2.290% 08/29/22 DD 08/26/22	125,400,000	125,400,000
BNP PARIBAS REV REPO 2.290% 09/12/22 DD 09/09/22	9,600,000	9,600,000
BNP PARIBAS REV REPO 2.290% 09/14/22 DD 09/13/22	10,600,000	10,600,000
BNP PARIBAS REV REPO 2.290% 09/15/22 DD 09/14/22	10,300,000	10,300,000
BNP PARIBAS REV REPO 2.290% 09/16/22 DD 09/15/22	11,400,000	11,400,000
BNP PARIBAS REV REPO 2.290% 09/19/22 DD 09/16/22	102,700,000	102,700,000
BNP PARIBAS REV REPO 2.300% 08/17/22 DD 08/16/22	120,700,000	120,700,000
BNP PARIBAS REV REPO 2.300% 09/02/22 DD 09/01/22	118,600,000	118,600,000
BNP PARIBAS REV REPO 2.310% 08/04/22 DD 08/03/22	119,500,000	119,500,000
BNP PARIBAS REV REPO 2.910% 09/29/22 DD 09/28/22	99,900,000	99,900,000
BNP PARIBAS REV REPO 2.940% 09/26/22 DD 09/23/22	107,500,000	107,500,000
BNP PARIBAS REV REPO 2.950% 10/03/22 DD 09/30/22	100,900,000	100,900,000
BNP PARIBAS REV REPO 2.970% 10/24/22 DD 10/21/22	105,300,000	105,300,000
BNP PARIBAS REV REPO 2.980% 09/23/22 DD 09/22/22	108,900,000	108,900,000
BNP PARIBAS REV REPO 2.980% 09/28/22 DD 09/27/22	99,700,000	99,700,000
BNP PARIBAS REV REPO 2.980% 10/25/22 DD 10/24/22	105,200,000	105,200,000
BNP PARIBAS REV REPO 2.990% 10/26/22 DD 10/25/22	105,000,000	105,000,000
BNP PARIBAS REV REPO 2.990% 10/27/22 DD 10/26/22	105,000,000	105,000,000
BNP PARIBAS REV REPO 3.000% 10/05/22 DD 10/04/22	97,700,000	97,700,000
BNP PARIBAS REV REPO 3.000% 10/06/22 DD 10/05/22	100,500,000	100,500,000
BNP PARIBAS REV REPO 3.000% 10/14/22 DD 10/13/22	105,900,000	105,900,000
BNP PARIBAS REV REPO 3.000% 10/20/22 DD 10/19/22	104,700,000	104,700,000
BNP PARIBAS REV REPO 3.000% 10/31/22 DD 10/28/22	108,500,000	108,500,000
BNP PARIBAS REV REPO 3.000% 11/01/22 DD 10/31/22	107,900,000	107,903,571
BNP PARIBAS REV REPO 3.010% 10/12/22 DD 10/11/22	107,400,000	107,400,000
BNP PARIBAS REV REPO 3.010% 10/13/22 DD 10/12/22	107,200,000	107,200,000
BNP PARIBAS REV REPO 3.010% 10/18/22 DD 10/17/22	105,200,000	105,200,000
BNP PARIBAS REV REPO 3.010% 11/02/22 DD 11/01/22	107,900,000	107,900,000
BNP PARIBAS REV REPO 3.010% 11/03/22 DD 11/02/22	9,800,000	9,800,000
BNP PARIBAS REV REPO 3.050% 10/20/22 DD 10/19/22	9,700,000	9,700,000
BNP PARIBAS REV REPO 3.050% 10/21/22 DD 10/20/22	105,200,000	105,200,000
BNP PARIBAS REV REPO 3.060% 10/07/22 DD 10/06/22	104,500,000	104,500,000
BNP PARIBAS REV REPO 3.060% 10/28/22 DD 10/27/22	105,900,000	105,900,000
BNP PARIBAS REV REPO 3.070% 11/02/22 DD 11/01/22	10,600,000	10,600,000
BNP PARIBAS REV REPO 3.720% 11/14/22 DD 11/10/22	106,400,000	106,400,000
BNP PARIBAS REV REPO 3.730% 11/08/22 DD 11/07/22	108,400,000	108,400,000
BNP PARIBAS REV REPO 3.730% 11/15/22 DD 11/14/22	106,600,000	106,600,000
BNP PARIBAS REV REPO 3.730% 12/08/22 DD 12/07/22	95,300,000	95,300,000
BNP PARIBAS REV REPO 3.740% 12/09/22 DD 12/08/22	93,800,000	93,800,000
BNP PARIBAS REV REPO 3.750% 11/22/22 DD 11/21/22	102,100,000	102,100,000
BNP PARIBAS REV REPO 3.750% 12/12/22 DD 12/09/22	93,300,000	93,300,000
BNP PARIBAS REV REPO 3.760% 11/16/22 DD 11/15/22	107,200,000	107,200,000

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
BNP PARIBAS REV REPO 3.760% 12/14/22 DD 12/13/22	93,700,000	93,700,000
BNP PARIBAS REV REPO 3.760% 12/15/22 DD 12/14/22	94,200,000	94,200,000
BNP PARIBAS REV REPO 3.770% 12/02/22 DD 12/01/22	99,700,000	99,700,000
BNP PARIBAS REV REPO 3.780% 11/21/22 DD 11/18/22	103,300,000	103,302,296
BNP PARIBAS REV REPO 3.790% 11/10/22 DD 11/09/22	110,100,000	110,100,000
BNP PARIBAS REV REPO 3.790% 11/30/22 DD 11/29/22	99,400,000	99,400,000
BNP PARIBAS REV REPO 3.800% 12/01/22 DD 11/30/22	98,800,000	98,800,000
BNP PARIBAS REV REPO 3.800% 12/05/22 DD 12/02/22	101,300,000	101,300,000
BNP PARIBAS REV REPO 3.820% 11/04/22 DD 11/03/22	108,400,000	108,400,000
BNP PARIBAS REV REPO 3.820% 11/07/22 DD 11/04/22	73,500,000	73,500,000
BNP PARIBAS REV REPO 3.820% 11/29/22 DD 11/28/22	98,800,000	98,800,000
BNP PARIBAS REV REPO 3.820% 12/13/22 DD 12/12/22	93,500,000	93,500,000
BNP PARIBAS REV REPO 3.830% 12/07/22 DD 12/06/22	102,300,000	102,300,000
BNP PARIBAS REV REPO 3.860% 11/17/22 DD 11/16/22	106,800,000	106,800,000
BNP PARIBAS REV REPO 3.870% 12/01/22 DD 11/30/22	7,200,000	7,200,000
BNP PARIBAS REV REPO 4.150% 12/29/22 DD 12/28/22	101,600,000	101,600,000
BNP PARIBAS REV REPO 4.170% 12/23/22 DD 12/22/22	97,700,000	97,700,000
BNP PARIBAS REV REPO 4.180% 12/27/22 DD 12/23/22	6,400,000	6,400,000
BNP PARIBAS REV REPO 4.180% 12/28/22 DD 12/27/22	99,700,000	99,700,000
BNP PARIBAS REV REPO 4.280% 12/16/22 DD 12/15/22	97,800,000	97,800,000
BNP PARIBAS REV REPO 4.290% 12/22/22 DD 12/21/22	96,900,000	96,900,000
BNP PARIBAS REV REPO 4.290% 12/23/22 DD 12/22/22	6,300,000	6,300,000
BNP PARIBAS REV REPO 4.300% 12/19/22 DD 12/16/22	10,200,000	10,200,000
BNP PARIBAS REV REPO 4.300% 12/21/22 DD 12/20/22	92,100,000	92,100,000
BNP PARIBAS REV REPO 4.320% 12/28/22 DD 12/27/22	6,400,000	6,400,000
BNP PARIBAS REV REPO 4.330% 12/20/22 DD 12/19/22	85,000,000	85,000,000
BNP PARIBAS REV REPO 4.370% 12/19/22 DD 12/16/22	88,400,000	88,400,000
CITIGROUP GLOBAL REV REPO 3.050% 10/14/22 DD 10/13/22	8,800,000	8,800,000
CITIGROUP GLOBAL REV REPO 3.820% 11/18/22 DD 11/17/22	7,400,000	7,400,000
CITIGROUP GLOBAL REV REPO 4.280% 12/22/22 DD 12/21/22	6,300,000	6,300,000
DEUTSCHE BANK FINL REV REPO 1.410% 06/17/22 DD 06/16/22	3,500,000	3,500,000
DEUTSCHE BANK FINL REV REPO 1.410% 06/21/22 DD 06/17/22	2,500,000	2,500,000
DEUTSCHE BANK FINL REV REPO 1.460% 06/28/22 DD 06/27/22	3,400,000	3,400,000
DEUTSCHE BANK FINL REV REPO 1.480% 07/05/22 DD 07/01/22	4,700,000	4,700,000
DEUTSCHE BANK FINL REV REPO 1.480% 07/25/22 DD 07/22/22	2,700,000	2,700,000
DEUTSCHE BANK FINL REV REPO 1.490% 06/29/22 DD 06/28/22	3,600,000	3,600,000
DEUTSCHE BANK FINL REV REPO 1.490% 07/18/22 DD 07/15/22	3,600,000	3,600,000
DEUTSCHE BANK FINL REV REPO 1.490% 07/21/22 DD 07/20/22	2,600,000	2,600,000
DEUTSCHE BANK FINL REV REPO 1.490% 07/22/22 DD 07/21/22	2,600,000	2,600,000
DEUTSCHE BANK FINL REV REPO 1.500% 07/11/22 DD 07/08/22	4,400,000	4,400,000
DEUTSCHE BANK FINL REV REPO 1.500% 07/13/22 DD 07/12/22	5,000,000	5,000,000
DEUTSCHE BANK FINL REV REPO 1.500% 07/14/22 DD 07/13/22	5,100,000	5,100,000
DEUTSCHE BANK FINL REV REPO 1.500% 07/15/22 DD 07/14/22	3,600,000	3,600,000
DEUTSCHE BANK FINL REV REPO 1.500% 07/20/22 DD 07/19/22	2,700,000	2,700,000
DEUTSCHE BANK FINL REV REPO 1.510% 07/06/22 DD 07/05/22	5,800,000	5,800,000
DEUTSCHE BANK FINL REV REPO 1.510% 07/07/22 DD 07/06/22	4,700,000	4,700,000
DEUTSCHE BANK FINL REV REPO 2.210% 09/21/22 DD 09/20/22	5,500,000	5,500,000
DEUTSCHE BANK FINL REV REPO 2.210% 09/22/22 DD 09/21/22	5,200,000	5,200,000
DEUTSCHE BANK FINL REV REPO 2.230% 09/20/22 DD 09/19/22	2,900,000	2,900,000
DEUTSCHE BANK FINL REV REPO 2.240% 09/14/22 DD 09/13/22	2,700,000	2,700,000
DEUTSCHE BANK FINL REV REPO 2.240% 09/16/22 DD 09/15/22	2,800,000	2,800,000
DEUTSCHE BANK FINL REV REPO 2.240% 09/19/22 DD 09/16/22	2,700,000	2,700,000
DEUTSCHE BANK FINL REV REPO 2.900% 09/30/22 DD 09/29/22	8,600,000	8,600,000
DEUTSCHE BANK FINL REV REPO 2.920% 10/03/22 DD 09/30/22	8,600,000	8,600,000

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
DEUTSCHE BANK FINL REV REPO 2.930% 09/28/22 DD 09/27/22	8,100,000	8,100,000
DEUTSCHE BANK FINL REV REPO 2.930% 09/29/22 DD 09/28/22	8,200,000	8,200,000
DEUTSCHE BANK FINL REV REPO 2.940% 09/26/22 DD 09/23/22	5,200,000	5,200,000
DEUTSCHE BANK FINL REV REPO 2.950% 09/23/22 DD 09/22/22	5,100,000	5,100,000
DEUTSCHE BANK FINL REV REPO 2.960% 10/04/22 DD 10/03/22	8,700,000	8,700,000
DEUTSCHE BANK FINL REV REPO 2.980% 10/24/22 DD 10/21/22	10,100,000	10,100,000
DEUTSCHE BANK FINL REV REPO 2.990% 10/26/22 DD 10/25/22	10,200,000	10,200,000
DEUTSCHE BANK FINL REV REPO 3.000% 10/17/22 DD 10/14/22	8,800,000	8,800,000
DEUTSCHE BANK FINL REV REPO 3.000% 10/27/22 DD 10/26/22	10,400,000	10,400,000
DEUTSCHE BANK FINL REV REPO 3.000% 10/28/22 DD 10/27/22	10,100,000	10,100,000
DEUTSCHE BANK FINL REV REPO 3.010% 10/06/22 DD 10/05/22	8,100,000	8,100,000
DEUTSCHE BANK FINL REV REPO 3.010% 10/18/22 DD 10/17/22	9,300,000	9,300,000
DEUTSCHE BANK FINL REV REPO 3.020% 10/13/22 DD 10/12/22	9,100,000	9,100,000
DEUTSCHE BANK FINL REV REPO 3.020% 10/31/22 DD 10/28/22	10,400,000	10,400,000
DEUTSCHE BANK FINL REV REPO 3.740% 11/10/22 DD 11/09/22	8,500,000	8,500,000
DEUTSCHE BANK FINL REV REPO 3.750% 11/09/22 DD 11/08/22	8,000,000	8,000,000
DEUTSCHE BANK FINL REV REPO 3.750% 11/15/22 DD 11/14/22	8,200,000	8,200,000
DEUTSCHE BANK FINL REV REPO 3.750% 12/08/22 DD 12/07/22	6,000,000	6,000,000
DEUTSCHE BANK FINL REV REPO 3.760% 11/08/22 DD 11/07/22	8,200,000	8,200,000
DEUTSCHE BANK FINL REV REPO 3.760% 11/25/22 DD 11/23/22	7,600,000	7,600,000
DEUTSCHE BANK FINL REV REPO 3.760% 12/09/22 DD 12/08/22	6,400,000	6,400,000
DEUTSCHE BANK FINL REV REPO 3.770% 11/22/22 DD 11/21/22	7,600,000	7,600,000
DEUTSCHE BANK FINL REV REPO 3.770% 11/23/22 DD 11/22/22	7,600,000	7,600,000
DEUTSCHE BANK FINL REV REPO 3.770% 11/28/22 DD 11/25/22	7,400,000	7,400,000
DEUTSCHE BANK FINL REV REPO 3.770% 12/12/22 DD 12/09/22	6,200,000	6,200,000
DEUTSCHE BANK FINL REV REPO 3.780% 11/21/22 DD 11/18/22	7,400,000	7,400,000
DEUTSCHE BANK FINL REV REPO 3.780% 11/29/22 DD 11/28/22	7,300,000	7,300,000
DEUTSCHE BANK FINL REV REPO 3.780% 12/07/22 DD 12/06/22	6,100,000	6,100,000
DEUTSCHE BANK FINL REV REPO 3.780% 12/13/22 DD 12/12/22	6,100,000	6,100,000
DEUTSCHE BANK FINL REV REPO 3.780% 12/14/22 DD 12/13/22	6,300,000	6,300,000
DEUTSCHE BANK FINL REV REPO 3.790% 11/16/22 DD 11/15/22	7,500,000	7,500,000
DEUTSCHE BANK FINL REV REPO 3.800% 11/30/22 DD 11/29/22	7,400,000	7,400,000
DEUTSCHE BANK FINL REV REPO 3.800% 12/02/22 DD 12/01/22	7,000,000	7,000,000
DEUTSCHE BANK FINL REV REPO 3.810% 12/05/22 DD 12/02/22	5,400,000	5,400,000
DEUTSCHE BANK FINL REV REPO 3.820% 11/17/22 DD 11/16/22	7,100,000	7,100,000
DEUTSCHE BANK FINL REV REPO 4.280% 12/20/22 DD 12/19/22	6,600,000	6,600,000
DEUTSCHE BANK FINL REV REPO 4.320% 12/16/22 DD 12/15/22	6,200,000	6,200,000
J P MORGAN CHASE REV REPO 0.780% 05/31/22 DD 05/27/22	13,000,000	13,000,000
J P MORGAN CHASE REV REPO 0.780% 06/07/22 DD 06/06/22	35,800,000	35,800,000
J P MORGAN CHASE REV REPO 0.790% 06/06/22 DD 06/03/22	34,300,000	34,300,000
J P MORGAN CHASE REV REPO 1.350% 07/01/22 DD 06/30/22	84,400,000	84,400,000
J P MORGAN CHASE REV REPO 1.400% 07/01/22 DD 06/30/22	4,500,000	4,500,000
J P MORGAN CHASE REV REPO 1.420% 06/24/22 DD 06/23/22	77,000,000	77,000,000
J P MORGAN CHASE REV REPO 1.450% 06/27/22 DD 06/24/22	2,900,000	2,900,000
J P MORGAN CHASE REV REPO 1.480% 06/30/22 DD 06/29/22	4,200,000	4,200,000
J P MORGAN CHASE REV REPO 1.480% 07/08/22 DD 07/07/22	4,500,000	4,500,000
J P MORGAN CHASE REV REPO 1.480% 07/19/22 DD 07/18/22	103,900,000	103,900,000
J P MORGAN CHASE REV REPO 1.480% 07/22/22 DD 07/21/22	109,200,000	109,200,000
J P MORGAN CHASE REV REPO 1.490% 06/29/22 DD 06/28/22	84,300,000	84,300,000
J P MORGAN CHASE REV REPO 1.490% 07/12/22 DD 07/11/22	88,500,000	88,500,000
J P MORGAN CHASE REV REPO 2.250% 08/02/22 DD 08/01/22	123,800,000	123,800,000
J P MORGAN CHASE REV REPO 2.250% 08/10/22 DD 08/09/22	117,300,000	117,300,000
J P MORGAN CHASE REV REPO 2.250% 08/12/22 DD 08/11/22	118,700,000	118,700,000
J P MORGAN CHASE REV REPO 3.070% 11/03/22 DD 11/02/22	97,500,000	97,500,000

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
MERRILL LYNCH REV REPO 0.750% 06/09/22 DD 06/08/22	52,000,000	52,000,000
MERRILL LYNCH REV REPO 0.770% 05/06/22 DD 05/05/22	2,300,000	2,300,000
MERRILL LYNCH REV REPO 1.530% 06/30/22 DD 06/29/22	84,300,000	84,300,000
PB COLLATERAL REV REPO 3.060% 10/11/22 DD 10/07/22	106,300,000	106,300,000
SCOTIABANK INC REV REPO 3.020% 10/21/22 DD 10/20/22	10,100,000	10,100,000
SCOTIABANK INC REV REPO 3.030% 10/05/22 DD 10/04/22	8,800,000	8,800,000
SCOTIABANK INC REV REPO 3.030% 10/07/22 DD 10/06/22	8,100,000	8,100,000
SCOTIABANK INC REV REPO 3.030% 10/12/22 DD 10/11/22	8,800,000	8,800,000
SCOTIABANK INC REV REPO 3.030% 10/19/22 DD 10/18/22	9,600,000	9,600,000
SCOTIABANK INC REV REPO 3.030% 11/03/22 DD 11/02/22	9,800,000	9,800,000
SCOTIABANK INC REV REPO 3.040% 11/01/22 DD 10/31/22	11,200,000	11,200,946
SCOTIABANK INC REV REPO 3.750% 12/15/22 DD 12/14/22	6,100,000	6,100,635
SCOTIABANK INC REV REPO 3.770% 11/14/22 DD 11/10/22	8,600,000	8,600,000
SCOTIABANK INC REV REPO 3.780% 11/04/22 DD 11/03/22	9,600,000	9,601,008
SCOTIABANK INC REV REPO 3.800% 12/06/22 DD 12/05/22	6,200,000	6,200,654
SOCIETE GENERALE REV REPO 0.660% 06/15/22 DD 06/14/22	76,600,000	76,600,000
SOCIETE GENERALE REV REPO 0.670% 06/16/22 DD 06/15/22	71,400,000	71,400,000
SOCIETE GENERALE REV REPO 0.720% 06/14/22 DD 06/13/22	72,700,000	72,700,000
SOCIETE GENERALE REV REPO 1.440% 06/22/22 DD 06/21/22	66,900,000	66,900,000
SOCIETE GENERALE REV REPO 1.520% 07/05/22 DD 07/01/22	70,700,000	70,700,000
SOCIETE GENERALE REV REPO 1.530% 07/21/22 DD 07/20/22	86,500,000	86,500,000
SOCIETE GENERALE REV REPO 1.540% 07/06/22 DD 07/05/22	85,400,000	85,400,000
SOCIETE GENERALE REV REPO 1.540% 07/07/22 DD 07/06/22	76,300,000	76,300,000
SOCIETE GENERALE REV REPO 1.540% 07/11/22 DD 07/08/22	78,000,000	78,000,000
SOCIETE GENERALE REV REPO 2.290% 08/08/22 DD 08/05/22	116,800,000	116,800,000
SOCIETE GENERALE REV REPO 2.290% 08/09/22 DD 08/08/22	117,300,000	117,300,000
SOCIETE GENERALE REV REPO 2.290% 08/11/22 DD 08/10/22	53,700,000	53,700,000
SOCIETE GENERALE REV REPO 2.290% 09/09/22 DD 09/08/22	107,700,000	107,700,000
SOCIETE GENERALE REV REPO 2.940% 09/30/22 DD 09/29/22	99,300,000	99,300,000
SOCIETE GENERALE REV REPO 2.990% 10/04/22 DD 10/03/22	98,900,000	98,900,000
SOCIETE GENERALE REV REPO 3.040% 10/17/22 DD 10/14/22	106,100,000	106,100,000
SOCIETE GENERALE REV REPO 3.050% 10/11/22 DD 10/07/22	8,400,000	8,400,000
SOCIETE GENERALE REV REPO 3.050% 10/19/22 DD 10/18/22	106,300,000	106,300,000
SOCIETE GENERALE REV REPO 3.770% 11/09/22 DD 11/08/22	113,700,000	113,700,000
SOCIETE GENERALE REV REPO 3.800% 11/25/22 DD 11/23/22	102,700,000	102,700,000
SOCIETE GENERALE REV REPO 3.800% 11/28/22 DD 11/25/22	101,700,000	101,700,000
SOCIETE GENERALE REV REPO 3.810% 11/07/22 DD 11/04/22	35,900,000	35,900,000
SOCIETE GENERALE REV REPO 3.810% 11/18/22 DD 11/17/22	112,100,000	112,100,000
SOCIETE GENERALE REV REPO 4.270% 12/27/22 DD 12/23/22	99,800,000	99,800,000
SOCIETE GENERALE REV REPO 4.280% 12/30/22 DD 12/29/22	101,500,000	101,500,000
TORONTO DOMINION REV REPO 0.790% 05/20/22 DD 05/19/22	6,800,000	6,800,000
TORONTO DOMINION REV REPO 2.250% 09/22/22 DD 09/21/22	106,100,000	106,100,000
TORONTO DOMINION REV REPO 2.290% 09/07/22 DD 09/06/22	112,800,000	112,800,000
TORONTO DOMINION REV REPO 2.300% 09/08/22 DD 09/07/22	34,800,000	34,800,000
TORONTO DOMINION REV REPO 2.990% 09/27/22 DD 09/26/22	101,700,000	101,700,000
TORONTO DOMINION REV REPO 3.810% 11/23/22 DD 11/22/22	102,600,000	102,600,000
TORONTO DOMINION REV REPO 3.840% 12/06/22 DD 12/05/22	101,800,000	101,800,000
Total Securities Purchased Under Agreements to Resell		$15,264,809,110
Fixed Income Securities
BANCO SANTANDER SA	191,065	$501,343
ELO SACA REGS 3.250% 07/23/27	–	135
*GOLDMAN SACHS LOAN 5.000% 12/31/49 DD 12/01/08	112,926,438	(112,926,438)
HUNGARY GOVERNMENT INTERNATIONAL 7.625% 03/29/41	100,000	110,250

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
IRS. P MYR-KLIBOR 3M R 4.0% 2027 JUN 15	1,900,000	4,057
IRS. P MYR-KLIBOR 3M R 4.25% 2027 JUN 15	800,000	4,643
IRS. P THB-THBFIX 6M R 2.75% 2032 JUN 15	15,300,000	7,557
IRS._P MYR-KLIBOR 3M R 4.0% 2027 JUN 15	1,900,000	–
IRS._P MYR-KLIBOR 3M R 4.25% 2027 JUN 15	800,000	–
IRS._P THB-THBFIX 6M R 2.75% 2032 JUN 15	15,300,000	–
JAPAN GOVERNMENT FIVE YEAR BOND 0.005% 03/20/27	230,000,000	1,696,513
MALAYSIA GOVERNMENT BOND 3.900% 11/30/26	900,000	220,520
MALAYSIA GOVERNMENT BOND 4.065% 06/15/50	2,100,000	440,725
MALAYSIA GOVERNMENT INVESTMENT 3.447% 07/15/36	100,000	20,246
ROYAL BANK OF CANADA	11,834	1,163,970
S&P GLOBAL INC 144A 5.000% 11/01/22 DD 11/01/21	750,000	737,700
SINGAPORE GOVERNMENT BOND 1.625% 07/01/31	1,200,000	768,078
SINGAPORE GOVERNMENT BOND 2.875% 07/01/29	400,000	291,809
SOCIETE GENERALE SA 144A 4.677% 06/15/27 DD 06/15/22	200,000	189,780
Total Fixed Income Securities		$(106,769,111)
Common Stock
ABN AMRO BANK NV	7,088	$78,319
ATLAS COPCO AB	114,073	92,180
BHP GROUP LTD	76,782	2,300,217
BLOCK INC	2,613	271,555
CAIXABANK SA	269,485	843,456
FASTIGHETS AB BALDER	48,426	330,628
HITACHI LTD	24,025	1,236,106
KION GROUP AG	8,903	221,853
KOSE CORP	1,700	151,575
LANCASHIRE HOLDINGS LTD	3,284	23,170
MERCEDES-BENZ GROUP AG	958	51,136
NIPPON EXPRESS HOLDINGS INC	900	57,494
NORDEA BANK ABP	96,537	922,963
SEGRO PLC	42,359	418,952
Total Common Stock		$6,999,603
Derivatives
90DAY EURO$ FUTURE (CME) EXP DEC 22	16	$(139,532)
90DAY EURO$ FUTURE (CME) EXP DEC 23	16	(23,080)
ALUMINUM HG FUTURE (LME) EXP JAN 22	5	(811)
ALUMINUM HG FUTURE (LME) EXP JAN 23	15	(92)
AUSTRALIAN 10YR BOND FUTURE (SFE) EXP DEC 22	12	24,613
AUSTRALIAN 10YR BOND FUTURE (SFE) EXP JUN 22	12	(93,783)
AUSTRALIAN 10YR BOND FUTURE (SFE) EXP SEP 22	12	(762)
BLOOMBERG COMMODITY INDEX (BCO) PUT NOV 21 100.500 ED 11/29/21	–	(738)
BRENT CRUDE FUTURE (ICE) EXP AUG 22	2	13,730
BRENT CRUDE FUTURE (ICE) EXP FEB 23	21	(2,016)
BRENT CRUDE FUTURE (ICE) EXP JAN 23	20	75,980
BRENT CRUDE FUTURE (ICE) EXP OCT 22	10	(91,233)
BRENT CRUDE FUTURE (ICE) EXP SEP 22	3	355,552
BRENT CRUDE OIL (ICE) EXP DEC 25	1	(49,904)
BRENT CRUDE OIL FUTURE (ICE) EXP NOV 22	9	17,042
BRENT CRUDE OIL FUTURE (ICE) EXP MAR 24	8	(9,238)
BRENT CRUDE OIL FUTURE (ICE) EXP MAY 22	14	(89,801)
CANADA 10YR BOND FUTURE (MSE) EXP DEC 22	5	1,842
CANADA 10YR BOND FUTURE (MSE) EXP JUN 22	4	27,320

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CANADA 10YR BOND FUTURE (MSE) EXP SEP 22	4	6,021
CCA VINT FUTURE (OTC) CALL DEC 22 030.000 ED12/15/22	1	(105)
CCP IRS R SOFR P 1.75000% PUT FEB 22 001.750 ED 02/24/22	200,000	(111)
CCP OIS R SOFR P 3.05000% PUT SEP 22 003.050 ED 09/01/22	300,000	(797)
CCP_CDX. SP UL CDX.NA.IG.38 CM REC 100BPS 2027 JUN 20	8,600,000	90,069
CCP_CDX. SP UL ITRAXX EUROPE C 5.000% 00BPS 2026 DEC 20	400,000	17,361
CCP_CDX. SP UL ITRAXX EUROPE C REC 500BPS 2027 DEC 20	200,000	–
CCP_CDX. SP UL ITRAXX EUROPE C REC 500BPS 2027 JUN 20	400,000	–
CCP_CDX. SP UL ITRAXX EUROPE S REC 100BPS 2026 DEC 20	4,200,000	40,924
CCP_CDX. SP UL ITRAXX-EUROPES3 REC 100BPS 2027 JUN 20	300,000	–
CCP_CDX._SP UL CDX.NA.IG.38 CM REC 100BPS 2027 JUN 20	8,600,000	–
CCP_CDX._SP UL ITRAXX EUROPE C REC 500BPS 2026 DEC 20	400,000	–
CCP_CDX._SP UL ITRAXX EUROPE C REC 500BPS 2027 DEC 20	200,000	(9,914)
CCP_CDX._SP UL ITRAXX EUROPE C REC 500BPS 2027 JUN 20	400,000	(8,211)
CCP_CDX._SP UL ITRAXX EUROPE S REC 100BPS 2026 DEC 20	4,200,000	–
CCP_CDX._SP UL ITRAXX-EUROPES3 REC 100BPS 2027 JUN 20	300,000	(1,239)
CCP_IFS. P UK RPI ALL ITEMS NS REC 4.27% 2032 SEP 15	500,000	–
CCP_IFS._P UK RPI ALL ITEMS NS REC 4.27% 2032 SEP 15	500,000	(328)
CCP_IRS. P AUD-BBR-BBSW 6M CME REC 2.1% 2032 JAN 21	150,000	–
CCP_IRS. P CHF-SARON-OIS-COMPOUND REC 0.28% 2027 FEB 14	300,000	–
CCP_IRS. P CHF-SARON-OIS-COMPOUND REC 0.29% 2027 FEB 10	800,000	–
CCP_IRS. P CHF-SARON-OIS-COMPOUND REC 0.3% 2027 FEB 15	200,000	–
CCP_IRS. P CHF-SARON-OIS-COMPOUND REC 0.3% 2027 FEB 17	100,000	–
CCP_IRS. P CHF-SARON-OIS-COMPOUND REC 0.34% 2027 MAY 16	300,000	–
CCP_IRS. P CHF-SARON-OIS-COMPOUND REC 0.37% 2027 JUN 15	1,300,000	–
CCP_IRS. P EUR-EURIBOR-REUTERS REC -0.25% 2027 SEP 21	7,000,000	–
CCP_IRS. P EUR-EURIBOR-REUTERS REC -0.5% 2024 SEP 21	11,300,000	–
CCP_IRS. P GBP-SONIA-COMPOUND REC 0.5% 2024 SEP 21	5,400,000	–
CCP_IRS. P GBP-SONIA-COMPOUND REC 0.5% 2027 SEP 21	800,000	–
CCP_IRS. P GBP-SONIA-COMPOUND REC 0.75% 2032 MAR 16	100,000	–
CCP_IRS. P GBP-SONIA-COMPOUND REC 0.75% 2032 SEP 21	800,000	–
CCP_IRS. P SGD-SORA-COMPOUND C REC 2.5% 2032 JUN 15	100,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.42% 2027 JAN 20	200,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.45% 2027 JAN 20	200,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.59% 2027 FEB 16	700,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.66% 2032 JAN 24	600,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.43% 2024 MAR 31	7,200,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.45% 2031 AUG 15	600,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.49% 2031 AUG 15	400,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.62% 2027 APR 18	800,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.75% 2032 JUN 15	3,950,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.37% 2027 JUN 21	500,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.4% 2024 JUN 21	1,600,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.75% 2032 SEP 21	800,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.8% 2032 MAY 15	900,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.82% 2032 MAY 15	500,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.84% 2032 MAY 15	500,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.85% 2032 MAY 15	800,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.86% 2032 MAY 15	200,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.87% 2032 MAY 15	400,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.89% 2032 MAY 15	600,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.92% 2042 JUN 22	300,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 3.05% 2027 SEP 07	500,000	–
CCP_IRS. P USD-SOFR-COMPOUND C REC 3.1% 2032 SEP 28	100,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CCP_IRS. P USD-SOFR-COMPOUND C REC 3.33% 2032 OCT 13	100,000	–
CCP_IRS. R AUD-BBR-BBSW 6M CME PAY 2.1% 2032 JAN 21	150,000	–
CCP_IRS. R CNY-FIXING REPO RATE PAY 2.5% 2026 SEP 15	1,300,000	1,515
CCP_IRS. R CNY-FIXING REPO RATE PAY 2.5% 2027 JUN 15	4,400,000	7,651
CCP_IRS. R CNY-FIXING REPO RATE PAY 2.5% 2027 MAR 16	4,200,000	6,516
CCP_IRS. R CNY-FIXING REPO RATE PAY 2.5% 2027 SEP 21	4,400,000	8,386
CCP_IRS. R CNY-FIXING REPO RATE PAY 2.75% 2027 SEP 21	3,300,000	1,135
CCP_IRS. R GBP-SONIA-COMPOUND PAY 0.75% 2032 SEP 21	100,000	9,646
CCP_IRS. R GBP-SONIA-COMPOUND PAY 0.75% 2052 SEP 21	150,000	57,704
CCP_IRS. R GBP-SONIA-COMPOUND PAY 2.5% 2025 MAR 15	1,100,000	44,604
CCP_IRS. R GBP-SONIA-COMPOUND PAY 3.16% 2032 SEP 27	800,000	20,722
CCP_IRS. R JPY-TONA-OIS-COMPOUND PAY 0.0% 2024 MAR 16	240,000,000	2,360
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.57% 2027 JAN 12	1,000,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.65% 2029 JAN 12	600,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.68% 2029 JAN 12	500,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.63% 2029 FEB 15	1,100,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.73% 2032 FEB 24	400,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.75% 2024 JUN 15	3,700,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.75% 2032 FEB 28	100,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 2.67% 2052 JUN 22	200,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 2.82% 2026 NOV 30	2,200,000	14,204
CCP_IRS. R USD-SOFR-COMPOUND C PAY 2.86% 2026 NOV 30	800,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 2.9% 2026 NOV 30	2,200,000	7,977
CCP_IRS. R USD-SOFR-COMPOUND C PAY 2.91% 2026 NOV 30	1,600,000	2,518
CCP_IRS. R USD-SOFR-COMPOUND C PAY 2.95% 2026 NOV 30	700,000	1,010
CCP_IRS. R USD-SOFR-COMPOUND C PAY 3.0% 2026 NOV 30	600,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 3.34% 2032 MAY 15	400,000	11,125
CCP_IRS._P AUD-BBR-BBSW 6M CME REC 2.1% 2032 JAN 21	150,000	(1,654)
CCP_IRS._P CHF-SARON-OIS-COMPOUND REC 0.28% 2027 FEB 14	300,000	(12,443)
CCP_IRS._P CHF-SARON-OIS-COMPOUND REC 0.29% 2027 FEB 10	800,000	(16,930)
CCP_IRS._P CHF-SARON-OIS-COMPOUND REC 0.3% 2027 FEB 15	200,000	(8,834)
CCP_IRS._P CHF-SARON-OIS-COMPOUND REC 0.3% 2027 FEB 17	100,000	(4,463)
CCP_IRS._P CHF-SARON-OIS-COMPOUND REC 0.34% 2027 MAY 16	300,000	(12,958)
CCP_IRS._P CHF-SARON-OIS-COMPOUND VAR RT 37% 2027 JUN 15	1,300,000	(87,595)
CCP_IRS._P EUR-EURIBOR-REUTERS REC -0.25% 2027 SEP 21	7,000,000	(690,901)
CCP_IRS._P EUR-EURIBOR-REUTERS REC -0.5% 2024 SEP 21	11,300,000	(471,956)
CCP_IRS._P GBP-SONIA-COMPOUND REC 0.5% 2024 SEP 21	5,400,000	(267,779)
CCP_IRS._P GBP-SONIA-COMPOUND REC 0.5% 2027 SEP 21	800,000	(123,866)
CCP_IRS._P GBP-SONIA-COMPOUND REC 0.75% 2032 MAR 16	100,000	(9,626)
CCP_IRS._P GBP-SONIA-COMPOUND REC 0.75% 2032 SEP 21	800,000	(241,815)
CCP_IRS._P SGD-SORA-COMPOUND C REC 2.5% 2032 JUN 15	100,000	(1,329)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.42% 2027 JAN 20	200,000	(2,742)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.45% 2027 JAN 20	200,000	(2,477)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.59% 2027 FEB 16	700,000	(5,396)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.66% 2032 JAN 24	600,000	(8,771)
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.43% 2024 MAR 31	7,200,000	(27,524)
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.45% 2031 AUG 15	600,000	(1,461)
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.49% 2031 AUG 15	400,000	(37,059)
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.62% 2027 APR 18	800,000	(38,814)
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.75% 2032 JUN 15	3,950,000	(348,612)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.37% 2027 JUN 21	500,000	(13,073)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.4% 2024 JUN 21	1,600,000	(29,928)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.75% 2032 SEP 21	800,000	(4,416)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.8% 2032 MAY 15	900,000	(10,791)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CCP_IRS. P USD-SOFR-COMPOUND C REC 2.82% 2032 MAY 15	500,000	(5,173)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.84% 2032 MAY 15	500,000	(4,578)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.85% 2032 MAY 15	800,000	(6,276)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.86% 2032 MAY 15	200,000	(1,398)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.87% 2032 MAY 15	400,000	(2,619)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.89% 2032 MAY 15	600,000	(1,400)
CCP_IRS._P USD-SOFR-COMPOUND C REC 2.92% 2042 JUN 22	300,000	(276)
CCP_IRS._P USD-SOFR-COMPOUND C REC 3.05% 2027 SEP 07	500,000	(12,509)
CCP_IRS._P USD-SOFR-COMPOUND C REC 3.1% 2032 SEP 28	100,000	(5,850)
CCP_IRS._P USD-SOFR-COMPOUND C REC 3.33% 2032 OCT 13	100,000	(5,087)
CCP_IRS._R AUD-BBR-BBSW 6M CME PAY 2.1% 2032 JAN 21	150,000	–
CCP_IRS._R CNY-FIXING REPO RATE PAY 2.5% 2026 SEP 15	1,300,000	–
CCP_IRS._R CNY-FIXING REPO RATE PAY 2.5% 2027 JUN 15	4,400,000	–
CCP_IRS._R CNY-FIXING REPO RATE PAY 2.5% 2027 MAR 16	4,200,000	–
CCP_IRS._R CNY-FIXING REPO RATE PAY 2.5% 2027 SEP 21	4,400,000	–
CCP_IRS._R CNY-FIXING REPO RATE PAY 2.75% 2027 SEP 21	3,300,000	–
CCP_IRS._R GBP-SONIA-COMPOUND PAY 0.75% 2032 SEP 21	100,000	–
CCP_IRS._R GBP-SONIA-COMPOUND PAY 0.75% 2052 SEP 21	150,000	–
CCP_IRS._R GBP-SONIA-COMPOUND PAY 2.5% 2025 MAR 15	1,100,000	–
CCP_IRS._R GBP-SONIA-COMPOUND PAY 3.16% 2032 SEP 27	800,000	–
CCP_IRS._R JPY-TONA-OIS-COMPOUND PAY 0.0% 2024 MAR 16	240,000,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.57% 2027 JAN 12	1,000,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.65% 2029 JAN 12	600,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.68% 2029 JAN 12	500,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.63% 2029 FEB 15	1,100,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.73% 2032 FEB 24	400,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.75% 2024 JUN 15	3,700,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.75% 2032 FEB 28	100,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 2.67% 2052 JUN 22	200,000	(6,564)
CCP_IRS._R USD-SOFR-COMPOUND C PAY 2.82% 2026 NOV 30	2,200,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 2.86% 2026 NOV 30	800,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 2.9% 2026 NOV 30	2,200,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 2.91% 2026 NOV 30	1,600,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 2.95% 2026 NOV 30	700,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 3.0% 2026 NOV 30	600,000	(268)
CCP_IRS._R USD-SOFR-COMPOUND C PAY 3.34% 2032 MAY 15	400,000	–
CCP_OIS. P GBP-SONIA-COMPOUND REC 0.75% 2052 SEP 21	250,000	–
CCP_OIS. P INR-FBIL-MIBOR-OIS- REC 5.75% 2024 MAR 15	1,089,800,000	–
CCP_OIS. R GBP-SONIA-COMPOUND PAY 0.5% 2024 SEP 21	1,100,000	82,339
CCP_OIS. R INR-FBIL-MIBOR-OIS- PAY 6.25% 2032 MAR 16	22,600,000	12,300
CCP_OIS. R USD-SOFR-COMPOUND 1 PAY 1.25% 2032 JUN 15	200,000	24,606
CCP_OIS._P GBP-SONIA-COMPOUND REC 0.75% 2052 SEP 21	250,000	(139,959)
CCP_OIS._P INR-FBIL-MIBOR-OIS- REC 5.75% 2024 MAR 15	1,089,800,000	(129,678)
CCP_OIS._R GBP-SONIA-COMPOUND PAY 0.5% 2024 SEP 21	1,100,000	–
CCP_OIS._R INR-FBIL-MIBOR-OIS- PAY 6.25% 2032 MAR 16	22,600,000	–
CCP_OIS._R USD-SOFR-COMPOUND 1 PAY 1.25% 2032 JUN 15	200,000	–
CCP_ZCS. P EUR-EURIBOR-REUTERS REC 1.0% 2024 MAR 30	14,600,000	–
CCP_ZCS. R USD-SOFR-COMPOUND C PAY 1.32% 2023 DEC 21	47,000,000	1,210,618
CCP_ZCS. R USD-SOFR-COMPOUND C PAY 1.85% 2024 APR 21	6,100,000	168,025
CCP_ZCS._P EUR-EURIBOR-REUTERS REC 1.0% 2024 MAR 30	14,600,000	(170,241)
CCP_ZCS._R USD-SOFR-COMPOUND C PAY 1.32% 2023 DEC 21	47,000,000	–
CCP_ZCS._R USD-SOFR-COMPOUND C PAY 1.85% 2024 APR 21	6,100,000	–
CDX SP ITRX.EUR.36 5YR OTC PUT JUL 22 001.100 ED 07/20/22	200,000	(362)
CDX SP ITRX.EUR.36 5YR PUT JUN 22 001.000 ED 06/15/22	400,000	(460)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CDX SP ITRX.EUR.37.1 5YR PUT AUG 22 001.400 ED 08/17/22	200,000	(20)
CDX SP ITRX.EUR.37.1 5YR PUT JUL 22 001.200 ED 07/22	300,000	(403)
CDX SP ITRX.EUR.XOVER.36.1 5YR PUT JUN 22 005.000 ED 06/15/22	100,000	(630)
CNH/USD SPOT OPTION 22 CALL NOV 22 007.460 ED 11/24/22	142,600	(455)
CNH/USD SPOT OPTION 22 CALL NOV 22 007.480 ED 11/24/22	245,200	(665)
COCOA FUTURE (NYB) EXP DEC 22	9	(3,551)
COCOA FUTURE (NYB) EXP JUL 22	6	(2,913)
COCOA FUTURE (NYB) EXP MAY 22	4	(1,641)
COCOA FUTURE (NYB) EXP SEP 22	6	(9,172)
COFFEE ‘C’ FUTURE (NYB) EXP DEC 22	4	(7,183)
COFFEE ‘C’ FUTURE (NYB) EXP MAY 22	5	21,137
COFFEE ‘C’ FUTURE (NYB) EXP MAY 23	2	(16,408)
COFFEE ‘C’ FUTURE (NYB) EXP SEP 22	4	1,549
COMMITMENT TO PURCHASE FNMA (OTC) CALL APR 22 099.54687 ED 04/06/22	200,000	(16)
COMMITMENT TO PURCHASE FNMA (OTC) CALL MAY 22 098.828125 5/05/22	100,000	(31)
COMMITMENT TO PURCHASE FNMA (OTC) CALL MAY 22 099.27343 05/05/22	100,000	(31)
COMMITMENT TO PURCHASE FNMA (OTC) CALL MAY 22 099.76953 05/05/22	200,000	(63)
COMMITMENT TO PURCHASE FNMA (OTC) CALL OCT 22 097.1875 ED 10/06/22	200,000	(125)
COMMITMENT TO PURCHASE FNMA SF MTG CALL APR 22 100.92187 ED 04/06/22	100,000	(16)
COMMITMENT TO PURCHASE FNMA SF MTG OTC CALL MAY 22 098.61718 ED 05/05/22	100,000	(31)
COMMITMENT TO PURCHASE FNMA SI CALL APR 22 100.453 ED 04/06/22	100,000	(23)
COMMITMENT TO PURCHASE FNMA SI CALL JUL 22 100.219 ED 07/07/22	100,000	(20)
COMMITMENT TO PURCHASE FNMA SI CALL OCT 22 097.422 ED 10/06/22	100,000	(47)
COPPER FUTURE (CMX) EXP DEC 22	2	(3,893)
COPPER FUTURE (CMX) EXP JUL 22	2	(21,695)
COPPER FUTURE (CMX) EXP MAR 23	3	6,644
COPPER FUTURE (CMX) EXP MAY 22	5	25,752
COPPER FUTURE (CMX) EXP SEP 22	1	27,862
CORN FUTURE (CBT) EXP DEC 22	78	(259,125)
CORN FUTURE (CBT) EXP JUL 23	2	(1,271)
CORN FUTURE (CBT) EXP MAY 22	35	(214,481)
CORN FUTURE (CBT) EXP MAY 23	4	(10,238)
CORN FUTURE (CBT) EXP SEP 22	51	264,387
COTTON NO 2 FUTURE (NYB) EXP DEC 22	5	(13,540)
COTTON NO 2 FUTURE (NYB) EXP MAR 23	1	(18,758)
COTTON NO 2 FUTURE (NYB) EXP MAY 23	4	(9,588)
CRUDE OIL FUTURE FEB 23 CALL FEB 23 105.000 ED 01/17/23	4	(385)
EURO-BOBL FUTURE (EUX) EXP DEC 22	23	74,435
EURO-BOBL FUTURE (EUX) EXP JUN 22	25	110,286
EURO-BOBL FUTURE (EUX) EXP SEP 22	23	61,126
EURO-BTP FUTURE (EUX) EXP DEC 22	10	45,874
EURO-BTP FUTURE (EUX) EXP JUN 22	34	(373,014)
EURO-BTP FUTURE (EUX) EXP SEP 22	25	(217,759)
EURO-BUND FUTURE (EUX) EXP DEC 22	13	51,777
EURO-BUND FUTURE (EUX) EXP JUN 22	32	312,088
EURO-BUND FUTURE (EUX) EXP SEP 22	16	85,028
EURO-BUXL 30Y BND FUTURE (EUX) EXP DEC 22	2	4,462
EURO-BUXL 30Y BND FUTURE (EUX) EXP JUN 22	2	(82,787)
EURO-BUXL 30Y BND FUTURE (EUX) EXP SEP 22	2	(30,079)
EURO-OAT FUTURE (EUX) EXP DEC 22	22	8,285
EURO-OAT FUTURE (EUX) EXP JUN 22	24	281,160
EURO-OAT FUTURE (EUX) EXP SEP 22	25	122,342
FED FUND 30DAY FUTURE (CBT) EXP APR 22	3	–
GASOLINE RBOB FUTURE (NYM) EXP DEC 22	26	(221,342)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
GASOLINE RBOB FUTURE (NYM) EXP JAN 23	1	(3,242)
GASOLINE RBOB FUTURE (NYM) EXP JUL 22	1	4,681
GASOLINE RBOB FUTURE (NYM) EXP SEP 22	6	61,081
GLOBEX NATURL GAS FUTURE (NYM) EXP DEC 22	14	(32,687)
GLOBEX NATURL GAS FUTURE (NYM) EXP JAN 23	19	46,104
GOLD 100 OZ FUTURE (CMX) EXP AUG 22	208	1,849,566
GOLD 100 OZ FUTURE (CMX) EXP DEC 22	163	1,377,286
GOLD 100 OZ FUTURE (CMX) EXP JUN 22	156	(19,227)
GOLD 100 OZ FUTURE (CMX) EXP OCT 22	16	37,646
HSTN V. WTI TRD M FUTURE (NYM) EXP JAN 23	1	(890)
ICE ECX EMISSION (ICE) EXP DEC 22	6	(16,141)
IRON ORE 62% (SGX) EXP JAN 23	58	14,320
IRON ORE 62% (SGX) EXP JUL 22	10	(21,325)
IRON ORE 62% (SGX) EXP MAY 22	10	20,615
IRON ORE 62% (SGX) EXP NOV 22	30	(32,085)
IRON ORE 62% (SGX) EXP SEP 22	15	(25,175)
IRS. R MYR-KLIBOR 3M P 3.25% 2027 MAR 16	1,400,000	4,138
IRS._R MYR-KLIBOR 3M P 3.25% 2027 MAR 16	1,400,000	–
JD.COM INC HK/09618	5,133	144,121
JETCIFNWE VS BNT1S FUTURE (ISF) EXP FEB 23	1	(1,680)
JETCIFNWE VS BNT1S FUTURE (ISF) EXP JAN 23	1	(1,680)
JETCIFNWE VS BNT1S FUTURE (ISF) EXP MAR 23	1	(1,680)
JPN 10Y BOND FUTURE (OSE) EXP DEC 22	5	26,209
JPN 10Y BOND FUTURE (OSE) EXP JUN 22	1	10,895
JPN 10Y BOND FUTURE (OSE) EXP SEP 22	1	10,974
KC HRW WHEAT FUTURE (CBT) EXP DEC 22	11	(14,243)
KC HRW WHEAT FUTURE (CBT) EXP MAY 22	5	(58,796)
KC HRW WHEAT FUTURE (CBT) EXP MAY 23	3	6,344
KC HRW WHEAT FUTURE (CBT) EXP SEP 22	5	83,464
LEAD FUTURE (LME) EXP JAN 22	1	5,006
LEAD FUTURE (LME) EXP JAN 23	9	(55)
LEAD FUTURE (LME) EXP JUL 22	–	(1,189)
LEAD FUTURE (LME) EXP MAY 22	1	(400)
LEAD FUTURE (LME) EXP NOV 22	5	1,776
LEAD FUTURE (LME) EXP SEP 22	5	506
LEAN HOGS FUTURE (CME) EXP AUG 22	10	(62)
LEAN HOGS FUTURE (CME) EXP DEC 22	17	22,582
LEAN HOGS FUTURE (CME) EXP FEB 23	17	(25,290)
LEAN HOGS FUTURE (CME) EXP JUL 22	9	39,331
LEAN HOGS FUTURE (CME) EXP JUN 22	9	(16,791)
LEAN HOGS FUTURE (CME) EXP OCT 22	17	(37,760)
LIVE CATTLE FUTURE (CME) EXP AUG 22	6	(4,584)
LIVE CATTLE FUTURE (CME) EXP DEC 22	7	2,457
LIVE CATTLE FUTURE (CME) EXP FEB 23	7	7,975
LIVE CATTLE FUTURE (CME) EXP JUN 22	6	(9,808)
LIVE CATTLE FUTURE (CME) EXP OCT 22	7	9,195
LME PRI ALUM FUTURE (LME) EXP MAY 22	3	(6,176)
LONG GILT FUTURE (ICF) EXP DEC 22	17	146,887
LONG GILT FUTURE (ICF) EXP JUN 22	10	43,768
LONG GILT FUTURE (ICF) EXP SEP 22	11	90,911
LOSULGO1 VS BNT1S FUTURE (ISF) EXP FEB 23	1	4,500
LOSULGO1 VS BNT1S FUTURE (ISF) EXP JAN 23	1	4,500
LOSULGO1 VS BNT1S FUTURE (ISF) EXP MAR 23	1	4,500
LOW SU GASOIL G (ICE) EXP DEC 22	16	87,754

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
LOW SU GASOIL G FUTURE (ICE) EXP AUG 22	12	(8,259)
LOW SU GASOIL G FUTURE (ICE) EXP DEC 24	4	36,365
LOW SU GASOIL G FUTURE (ICE) EXP JUL 22	24	26,905
LOW SU GASOIL G FUTURE (ICE) EXP NOV 22	32	33,091
LOW SU GASOIL G FUTURE (ICE) EXP OCT 22	27	201,510
LOW SU GASOIL G FUTURE (ICE) EXP SEP 22	9	(49,840)
MILL WHEAT EURO FUTURE (EOP) EXP DEC 22	41	(17,972)
MILL WHEAT EURO FUTURE (EOP) EXP SEP 22	21	120,834
NATURAL GAS EUR FUTURE OCT 22 PUT OCT 22 07.00 ED 09/27/22	2	(2,207)
NATURAL GAS EUR FUTURE AUG 22 CALL AUG 22 007.500 ED 07/26/22	4	(59,725)
NATURAL GAS EUR OPT FUTURE JUL 22 PUT JUL 22 007.000 ED 06/27/22	4	(1,156)
NATURAL GAS FUTURE (ICE) EXP FEB 22	3	(47,314)
NATURAL GAS FUTURE (ICE) EXP MAR 22	8	(86,513)
NATURAL GAS FUTURE (NYM) EXP AUG 22	13	(47,751)
NATURAL GAS FUTURE (NYM) EXP DEC 22	20	(45,526)
NATURAL GAS FUTURE (NYM) EXP JAN 23	106	(307,661)
NATURAL GAS FUTURE (NYM) EXP MAY 22	4	(40,588)
NATURAL GAS FUTURE (NYM) EXP NOV 22	5	170,411
NATURAL GAS FUTURE (NYM) EXP OCT 22	66	(441,446)
NATURAL GAS FUTURE (NYM) EXP SEP 22	88	464,352
NICKEL FUTURE (LME) EXP JAN 22	1	(3,018)
NICKEL FUTURE (LME) EXP JAN 23	4	(25)
NICKEL FUTURE (LME) EXP MAY 22	3	107,556
NICKEL FUTURE (LME) EXP NOV 22	3	1,146
NICKEL FUTURE (LME) EXP SEP 22	3	26,112
NY HARB ULSD FUTURE (NYM) EXP DEC 22	9	21,142
NY HARB ULSD FUTURE (NYM) EXP JAN 23	1	9,627
NY HARB ULSD FUTURE (NYM) EXP JUL 22	1	(4,768)
NY HARB ULSD FUTURE (NYM) EXP SEP 22	3	66,284
NYM WTI-BRENT SPRDU2-U2 JUL 22 PUT SEP 22 -008.000 ED 7/28/22	9	(24,488)
PLATINUM FUTURE (NYM) EXP JAN 23	4	4,737
PLATINUM FUTURE (NYM) EXP JUL 22	–	(5,815)
PLATINUM FUTURE (NYM) EXP OCT 22	4	(6,562)
PRI ALUMINUM FUTURE (LME) EXP JUL 22	4	53,135
PRI ALUMINUM FUTURE (LME) EXP NOV 22	11	27,925
PRI ALUMINUM FUTURE (LME) EXP SEP 22	8	38,581
RED WHEAT FUTURE (MGE) EXP DEC 22	1	(1,188)
SHORT EURO-BTP FUTURE (EUX) EXP DEC 22	20	(14,833)
SILVER FUTURE (CMX) EXP DEC 22	1	14,745
SILVER FUTURE (CMX) EXP JUL 22	4	18,135
SILVER FUTURE (CMX) EXP SEP 22	12	(54,963)
SNG GASOIL V LOW SU (ISF) EXP APR 23	1	(906)
SNG GASOIL V LOW SU (ISF) EXP AUG 23	1	(1,007)
SNG GASOIL V LOW SU (ISF) EXP DEC 23	1	(1,007)
SNG GASOIL V LOW SU (ISF) EXP JAN 23	2	(12,433)
SNG GASOIL V LOW SU (ISF) EXP JUL 23	1	(1,007)
SNG GASOIL V LOW SU (ISF) EXP JUN 23	1	(906)
SNG GASOIL V LOW SU (ISF) EXP MAY 23	1	(906)
SNG GASOIL V LOW SU (ISF) EXP NOV 23	1	(1,007)
SNG GASOIL V LOW SU (ISF) EXP OCT 23	1	(1,007)
SNG GASOIL V LOW SU (ISF) EXP SEP 23	1	(1,007)
SOFR 1YR MIDCURVE FUTURE JUN 23 PUT JUN 22 097.375 ED 06/10/22	7	(5)
SOFR 1YR MIDCURVE JUN 23 CALL APR 22 098.375 ED 04/14/22	4	(3)
SOYBEAN FUTURE (CBT) EXP JAN 23	13	(954)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
SOYBEAN FUTURE (CBT) EXP JUL 22	24	(45,395)
SOYBEAN FUTURE (CBT) EXP MAY 22	5	73,515
SOYBEAN FUTURE (CBT) EXP MAY 23	2	(7,948)
SOYBEAN FUTURE (CBT) EXP NOV 22	35	47,176
SOYBEAN MEAL FUTURE (CBT) EXP DEC 22	47	84,621
SOYBEAN MEAL FUTURE (CBT) EXP JAN 23	40	(19,185)
SOYBEAN MEAL FUTURE (CBT) EXP MAY 22	20	129,132
SOYBEAN MEAL FUTURE (CBT) EXP MAY 23	1	(9,291)
SOYBEAN OIL FUTURE (CBT) EXP DEC 22	3	16,454
SOYBEAN OIL FUTURE (CBT) EXP JAN 23	7	(23,552)
SOYBEAN OIL FUTURE (CBT) EXP MAY 22	3	(29,661)
SOYBEAN OIL FUTURE (CBT) EXP MAY 23	6	(6,345)
SUGAR #11 WORLD FUTURE (NYB) EXP MAR 23	23	(17,291)
SUGAR #11 WORLD FUTURE (NYB) EXP MAY 23	12	12,941
SUGAR #11 WORLD FUTURE (NYB) EXP OCT 22	20	1,846
SUGAR #11 WORLD FUTURE EXP MAY 22	12	(2,056)
TTF NATURAL GAS F FUTURE (EDX) EXP AUG 23	1	(2,151)
TTF NATURAL GAS F FUTURE (EDX) EXP DEC 23	1	(87,358)
TTF NATURAL GAS F FUTURE (EDX) EXP FEB 22	4	48,621
TTF NATURAL GAS F FUTURE (EDX) EXP FEB 24	1	88,531
TTF NATURAL GAS F FUTURE (EDX) EXP JAN 24	1	88,531
TTF NATURAL GAS F FUTURE (EDX) EXP JUL 23	1	(2,151)
TTF NATURAL GAS F FUTURE (EDX) EXP JUN 23	1	(2,151)
TTF NATURAL GAS F FUTURE (EDX) EXP MAR 22	10	84,170
TTF NATURAL GAS F FUTURE (EDX) EXP MAR 24	1	88,531
TTF NATURAL GAS F FUTURE (EDX) EXP NOV 22	1	59,677
TTF NATURAL GAS F FUTURE (EDX) EXP NOV 23	1	(87,358)
TTF NATURAL GAS F FUTURE (EDX) EXP OCT 23	1	(87,358)
TTF NATURAL GAS F FUTURE (EDX) EXP SEP 23	1	(2,151)
US 10YR NOTE FUTURE (CBT) EXP DEC 22	153	(543,610)
US 10YR NOTE FUTURE (CBT) EXP JUN 22	180	(651,806)
US 10YR NOTE FUTURE (CBT) EXP SEP 22	65	(127,275)
US 10YR NOTE FUTURE MAR 22 PUT MAR 22 127.000 ED 02/18/22	5	(3)
US 10YR ULTRA FUTURE (CBT) EXP DEC 22	57	320,086
US 10YR ULTRA FUTURE (CBT) EXP JUN 22	37	127,527
US 10YR ULTRA FUTURE (CBT) EXP SEP 22	45	1,340
US 2YR NOTE FUTURE (CBT) EXP DEC 22	148	(632,523)
US 2YR NOTE FUTURE (CBT) EXP JUN 22	110	(431,279)
US 2YR NOTE FUTURE (CBT) EXP SEP 22	148	(285,668)
US 5YR NOTE FUTURE (CBT) EXP DEC 22	71	(337,657)
US 5YR NOTE FUTURE (CBT) EXP JUN 22	82	277,995
US 5YR NOTE FUTURE (CBT) EXP SEP 22	19	(54,084)
US LONG BOND FUTURE (CBT) EXP DEC 22	26	263,292
US LONG BOND FUTURE (CBT) EXP JUN 22	22	286,646
US LONG BOND FUTURE (CBT) EXP SEP 22	23	53,392
US ULTRA BOND (CBT) EXP DEC 22	10	(166,921)
US ULTRA BOND (CBT) EXP JUN 22	14	(358,081)
US ULTRA BOND (CBT) EXP SEP 22	12	(93,659)
WHEAT FUTURE (CBT) EXP DEC 22	35	108,169
WHEAT FUTURE (CBT) EXP JUL 22	18	42,625
WHEAT FUTURE (CBT) EXP MAY 22	11	(134,634)
WHEAT FUTURE (CBT) EXP MAY 23	4	16,201
WHEAT FUTURE (CBT) EXP SEP 22	26	30,043
WTI CRUDE FUTURE (ICE) EXP AUG 22	3	(2,835)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
WTI CRUDE FUTURE (ICE) EXP FEB 23	6	(187)
WTI CRUDE FUTURE (ICE) EXP JAN 23	8	(14,046)
WTI CRUDE FUTURE (ICE) EXP OCT 22	11	(35,831)
WTI CRUDE FUTURE (ICE) EXP SEP 22	26	184,750
WTI CRUDE FUTURE (NYM) EXP AUG 22	5	(14,860)
WTI CRUDE FUTURE (NYM) EXP FEB 23	6	(17,667)
WTI CRUDE FUTURE (NYM) EXP JAN 23	31	(193,227)
WTI CRUDE FUTURE (NYM) EXP MAY 22	8	(86,813)
WTI CRUDE FUTURE (NYM) EXP OCT 22	4	135,497
WTI CRUDE FUTURE (NYM) EXP SEP 22	40	(365,592)
WTI CRUDE FUTURE APR 22 CALL APR 22 093.000 ED 03/17/22	12	(10)
WTI CRUDE FUTURE DEC 22 CALL DEC 22 105.000 ED 11/16/22	1	(272)
WTI CRUDE FUTURE DEC 22 CALL DEC 22 110.000 ED 11/16/22	3	(3,436)
WTI CRUDE FUTURE DEC 22 CALL DEC 22 125.000 ED 11/16/22	3	(7,513)
WTI CRUDE FUTURE JUN 23 PUT JUN 23 070.000 ED 05/17/23	2	(15,284)
WTI CRUDE FUTURE MAY 22 CALL MAY 22 100.000 ED 04/14/22	12	(10)
ZINC FUTURE (LME) EXP JAN 22	5	15,050
ZINC FUTURE (LME) EXP JAN 23	3	(18)
ZINC FUTURE (LME) EXP JUL 22	–	23,514
ZINC FUTURE (LME) EXP MAY 22	2	14,113
ZINC FUTURE (LME) EXP NOV 22	3	(12,644)
ZINC FUTURE (LME) EXP SEP 22	–	13,856
Total Derivatives		$709,390
Total Acquired and Disposed of Within the Year		$15,165,748,993

* Denotes party-in-interest

Note: Par value is reflected in the underlying currency of the security, where applicable.

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2022

Identity of issue, borrower, lessor or similar party	Purchase price	Number of transactions (purchases)	Selling price	Number of transactions (sales)	Cost	Current value of asset on transaction date	Net gain or (loss)
Series of Transactions
DREYFUS INS RSRV PR MONEY 6546	$–	–	$1,311,735,091	1,577	$1,311,735,091	$1,311,735,091	$–
DREYFUS INS RSRV PR MONEY 6546	1,305,829,719	1,672	–	–	–	1,305,829,719	–

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN

Members of the Administrative Committee

By:	/s/	Nita Birla
Name:		Nita Birla

By:	/s/	Katie Gulasey
Name:		Katie Gulasey

By:	/s/	Doug Naumann
Name:		Doug Naumann

Date: June 15, 2023

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm